As confidentially submitted to the Securities and Exchange Commission on December 18, 2020
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Kaltura, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	20-8128326
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
250 Park Avenue South
10th Floor
New York, New York 10003
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ron Yekutiel
Chairman and Chief Executive Officer
Kaltura, Inc.
250 Park Avenue South
10th Floor
New York, New York 10003
(646) 290-5445
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc D. Jaffe, Esq. Joshua G. Kiernan, Esq. Benjamin J. Cohen, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Nitzan Hirsch-Falk Yuval Oren Yoav Meer H-F & Co. Rubinstein House, 20 Lincoln St. 10th Floor Tel Aviv, Israel Telephone: +972 (3) 794-4888 Fax: +972 (3) 794-4878	Byron Kahr, Esq. General Counsel Kaltura, Inc. 250 Park Avenue South 10th Floor New York, New York 10003 Telephone: (646) 290-5445	Michael Kaplan, Esq. Emily Roberts, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000 Fax: (212) 701-5800	Shachar Hadar Elad Ziv Meitar | Law Offices 16 Abba Hillel Road Ramat Gan 5250608, Israel +972 (3)-610-3100

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.0001 par value per share	$	$
(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(2)Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting from this draft registration statement our consolidated financial statements as of and for the nine months ended September 30, 2019 and 2020 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time we first file this registration statement publicly. We intend to amend this registration statement on or prior to the date of such public filing to include all financial information required by Regulation S-X under the Securities Act of 1933, as amended.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated           , 2021
PRELIMINARY PROSPECTUS
          Shares
Kaltura, Inc.
Common Stock

This is Kaltura, Inc.’s initial public offering. We are selling           shares of our common stock.
We expect the initial public offering price to be between $          and $          per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the           under the symbol “KLTR.”
We are an “emerging growth company” under the federal securities laws and are subject to reduced public company disclosure standards. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
_______________
(1)We have agreed to reimburse the underwriters for certain expenses. We refer you to “Underwriting” beginning on page 144 for additional information regarding underwriting compensation.
The underwriters may also exercise their option to purchase up to an additional           shares from us, at the initial public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares will be ready for delivery on or about           , 2021 through the book-entry facilities of the Depository Trust Company.

Goldman Sachs & Co. LLC	BofA Securities

The date of this prospectus is           , 2021

We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.
i

BASIS OF PRESENTATION
Certain amounts in this prospectus may not total due to rounding. All percentages have been calculated using unrounded amounts.
As used in this prospectus, unless otherwise noted or the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Kaltura” refer to Kaltura, Inc., together with its consolidated subsidiaries as a combined entity.
Certain financial measures presented in this prospectus are not recognized terms under accounting principles generally accepted in the United States (“GAAP”). We define these financial measures as follows:
•“EBITDA” is defined as net profit (loss) before interest expense, net, provision for income taxes and depreciation and amortization expense.
•“Adjusted EBITDA” is defined as EBITDA, adjusted for the impact of certain non-cash and other items that we believe are not indicative of our core operating performance, such as non-cash stock-based compensation expense.
•“Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by total revenues.
See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” for a discussion regarding our use of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin, including their limitations, and a reconciliation to the most directly comparable GAAP financial measures.
Throughout this prospectus, we also provide a number of key business metrics used by management and typically used by companies in our industry. These and other key financial and operating metrics are discussed in more detail in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.”
ii

TRADEMARKS, TRADE NAMES AND SERVICE MARKS
This prospectus includes our trademarks, trade names and service marks, including, without limitation, “Kaltura®” and our logo, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we or the applicable owner will not assert, to the fullest extent permitted under applicable law, our or its rights or the right of any applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
iii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and may not contain all of the information you should consider before investing in our common stock. Before making an investment decision, you should read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere herein. You should also carefully consider the information set forth under “Risk Factors” beginning on page 19. In addition, certain statements in this prospectus include forward-looking information that is subject to risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”
In this prospectus, unless the context otherwise requires or where otherwise indicated, the terms “we,” “us,” “our,” the “Company” and “Kaltura” refer to Kaltura, Inc., together with its consolidated subsidiaries as a combined entity.
Overview
Our mission is to power any video experience, for any organization. Our Video Experience Cloud offers live, real-time, and on-demand video products including Video Portal, Town Halls, Video Messaging, Meetings, Webinars and Virtual Events. We also offer specialized industry solutions, including LMS Video (Learning Management System), Lecture Capture and Virtual Classroom for educational institutions, as well as Cloud TV for media and telecom companies. Underlying our products and solutions is a broad set of live, real-time, and on-demand Media Services consisting of Application Programming Interfaces (“APIs”), Software Development Kits (“SDKs”), and experience components, as well as our Video Content Management System. Our Media Services are also used by other cloud platforms and companies to power video experiences and workflows for their own products. Our Video Experience Cloud is used by leading brands across all industries, reaching millions of users, at home, at school and at work, for communication, collaboration, training, marketing, sales, customer care, teaching, learning, and entertainment experiences. With our flexible offerings, customers can experience the benefits of video across a wide range of use cases, while customizing their deployments to meet their individual, dynamic needs.
Video is everywhere. It has become a driving force for online interactions and engagement, and has revolutionized how we communicate, work, learn, and entertain. According to Cisco’s Visual Networking Index, 82% of the world’s internet protocol (“IP”) traffic will be IP video by 2022. For businesses, video sits at the heart of digital transformation, with organizations increasingly embracing video solutions to better engage with customers and employees. Video adoption has been further fueled by the availability of broadband, increased penetration of smartphones, rise of over-the-top streaming (“OTT”) and cloud technologies, consumerization of enterprise technology, elevation of video to strategic and mission-critical use cases, the entry of younger professionals into the workforce and the growth in remote and distributed workforces. Furthermore, we believe the COVID-19 pandemic has accelerated the use and adoption of video.
Our vision and technology are differentiated in the market, addressing video as a unique data type that can, and should be, handled by a unified horizontal technology stack that powers all live, real-time, and on-demand video use cases while avoiding silos and disjointed workflows, and maximizing engagement, interactivity and the collection of data. To do so, we developed a wide array of Media Services that empower the building of any live, real-time and on-demand video experiences, and assembled with them our broad portfolio of video products for communication, collaboration, training, sales, marketing, and customer care, as well as our specialized industry solutions, currently for education and media and telecom companies.
In the trailing twelve months ending September 30, 2020, we believe our products and solutions engaged over 100 million end users at home, at work, and at school. During this period, our customers delivered over 13 billion media streams via our platform to end users in over 150 countries. As of

September 30, 2020, we had more than 15 million authenticated users and had grown our repository of media assets to over 100 million.
Our Video Experience Cloud powers a wide array of video applications across industries and use cases. Our core offerings consist of various Software-as-a-Service (“SaaS”) products and solutions and a Platform-as-a-Service (“PaaS”) offering, including:
•Video Products – Video Portal, Town Halls, Video Messaging, Meetings, Webinars, and Virtual Events. Customers leverage these products for video-based communication, collaboration, training, and customer experience (marketing, sales, and customer care).
•Video Industry Solutions – LMS Video (Learning Management System), Lecture Capture and Virtual Classroom for educational institutions to support and enhance in-class and remote teaching and learning. We also offer a Cloud TV platform for media companies and telecom operators, allowing them to provide OTT advertising and subscription-based live and on-demand TV services for entertainment experiences.
•Media Services – Live, real-time, and on-demand video APIs, SDKs, and experience components as well as a video content management system that govern the entire lifecycle of video, enabling customers to build any video experience and workflow. Our Media Services also serve as a foundation for our products and industry solutions. Our APIs, SDKs and experience components include live, real-time and on-demand video ingestion, transcoding, management, search, security, distribution, publishing, engagement, monetization and analytics.
As of September 30, 2020, we had over 1,000 enterprise customers from a wide range of industries. Among our customers are 25 of the US Fortune 100, more than 50% of U.S. R1 educational institutions, including seven of the eight Ivy League schools and some of the largest global media companies and telecom operators. Most of our top customers leverage several Kaltura products for a range of use cases across their organization.
To date, we have invested primarily in increasing the scope and depth of our offerings. At the same time, we have accelerated our revenue growth from 12% in 2018 to 18% in 2019. We have accomplished this growth without materially increasing our sales and marketing spend over the same period. Additionally, for the year ended December 31, 2019, we generated a net loss of $15.6 million and had Adjusted EBITDA of $4.0 million following negative Adjusted EBITDA in both 2017 and 2018. See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP performance measure. We have also demonstrated attractive unit economics; we estimate that for the year ended December 31, 2020, the lifetime value of our customers exceeded              times the cost of acquiring them. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” for additional information on how we calculate the lifetime value of our customers and the cost of acquiring them.
Our platform provides a differentiated and comprehensive value proposition for our customers. Additionally, we believe the demand for video offerings has reached an inflection point, with several trends driving strong demand for video applications. We intend to continue expanding our Video Experience Cloud with new Media Services, as well as new products and industry solutions. We also plan to increase our sales and marketing investment to capture the significant market opportunity ahead of us, including increasing the size and reach of our direct sales team, and investing in self-serve products and channel partnerships to expand our presence with smaller customers across all industries.

Key Trends Impacting the Video Market
The nature of video consumption has transformed in recent years. Several major trends have played a role in this evolution:
•Availability of Broadband: The availability of internet-based services has increased in recent years, with global telecom operators increasing investment in next-generation mobile networks to reach previously underpenetrated regions and enhance performance in existing ones.
•Broad Penetration of Smartphones: Billions of people around the world use smartphones today, equipped with sophisticated technology which allow them to create, watch, and transmit video anytime and anywhere.
•Rise of OTT and Cloud Technologies: Television has left its original home within cable and satellite networks and TV set-top boxes and is now being delivered from the cloud as an internet-based service to any device.
•Consumerization of Enterprise Technology: Employees in today’s businesses expect consumer-like experiences with enterprise technology, expanding their use case of technology at work from simply exchanging information and data, to interacting, socializing, and learning.
•Elevation of Video to Strategic and Mission-Critical Use Cases: Video has transcended its initial use for entertainment to become a mission-critical tool leveraged by organizations across all industries. This includes companies adding video experiences to their own products and services.
•Heightened Focus on Customer and Employee Engagement: Businesses today are focused on finding new and creative ways to connect with their customers and employees. Management teams are pushing to develop new applications and services which maximize the use of data and analytics to create interactive, personalized solutions and drive engagement.
•COVID-19 Pandemic Accelerating Preexisting Trends: We believe the COVID-19 pandemic has accelerated the use of video for numerous use cases, including remote learning, remote work, virtual events, remote healthcare, consumer communication, e-commerce and online entertainment.
Limitations of Existing Video Solutions
While various video solutions exist in the market today, we believe they are mostly discrete inflexible point solutions that suffer from a lack of modularity, extendibility, and interoperability; offer limited breadth and depth of functionality, data insights, and end-user engagement; and do not provide the required cloud-based enterprise-grade reliability, scalability, compliance, and security. As a result, these offerings limit the ability of customers to maximize the benefits of video technology for their businesses and are also too costly and require significant time to value.
•Discrete Point Solutions: Most existing video solution providers lack a complete and unified platform for all video solutions across technologies (live, real-time and on-demand), devices, and use cases. As a result, businesses are faced with the complexity of working with multiple vendors to meet their video needs, often leading to a lack of cohesiveness across offerings, silos of content and disjointed workflows, and security and monitoring concerns. This further limits their applicability for use cases which would benefit from combined workflows.
•Inflexible Offerings: Many existing video solutions are turnkey applications that provide little by way of integration and customization. Their inflexible architecture often inhibits existing vendors’ ability to innovate quickly and extend the offering to keep up with the rapidly growing and evolving needs for video. Additionally, existing vendors provide few tools for businesses to build their own advanced video workflows and products.

•Limited Integration with Ecosystem: Most existing video solution providers have few integrations with third-party platforms, and therefore offer limited interoperability and a non-streamlined and disjointed end-user experience.
•Limited Analytics Capabilities: Existing solutions often lack the robust analytics tools that enable interactivity and personalization. This limits the ability of businesses to make data-driven business decisions, further translating to limited end user engagement and a lower return on investment.
•Not Optimized for End Users: The interfaces of existing solutions are often not intuitive, and do not generate an immersive and engaging end-user experience across devices.
•Not Built for the Cloud: Many existing offerings are not cloud-native and instead rely on legacy on-premise deployments to deliver their solutions, limiting their ability to innovate quickly and provide video seamlessly across devices. This also creates operational complexities for customers managing multiple video solutions and limits their ability to leverage economies of scale.
•Insufficient Support of Enterprise Standards: Many existing offerings lack the scale, security, and compliance needed by today’s enterprises, and also lack the development, contribution, and support for industry standards that promote openness, interoperability, and accessibility. This creates a growing risk for businesses that are using video for mission-critical use cases at scale.
•Unnecessary Costs: Existing solutions frequently require extensive implementation, hardware maintenance and custom integrations with other video solutions and adjacent tools, often resulting in excess costs for the customer.
Kaltura’s Video Experience Cloud
Our Video Experience Cloud powers all types of video experiences: live, real-time, and on-demand. We designed it from the ground up using API-based building blocks which govern the entire video lifecycle and provide the foundation for our video applications. We believe our Video Experience Cloud is differentiated by the following characteristics:
•Single Platform for All Video Experiences: Our horizontal Video Experience Cloud acts as a “one stop shop” for video experiences across multiple use cases and industries, enabling our customers to increase agility, reduce operational complexity, and avoid the content and data silos generated by having several fragmented and disjointed point solutions. This allows us to consolidate the market for video-based applications, and lead the convergence of experiences across live, real-time, and on-demand video.
•Open, Flexible Architecture: Our products and solutions are interoperable and can be easily customized, extended and connected to other platforms and third-party offerings, allowing our customers to leverage external innovation as well. This also allows us to innovate efficiently and quickly and be a pioneer in the industry with many features, products and solutions.
•Ecosystem: We have built a rich ecosystem of over 125 technology partners, extending our experiences with AI, video creation, and network optimization, among others. We make our partners’ solutions available to our customers through our marketplace, complete with a variety of plugins and out-of-the-box integrations with our platform.
•Analytics: Our platform offers powerful analytics across multiple dimensions, including insights related to engagement, time and seasonality comparisons, bottleneck identification, and congestion detection. These features help companies maximize the use of the data they are gathering across video channels, and better guide workflows associated with subscription.

•Significant Benefits to End Users: Our customers’ use of our offerings provides several benefits to their end users at home, at work, and at school, including:
◦immersive, interactive and engaging experiences;
◦intuitive and consistent user interface across devices;
◦personalization driven by insightful and rich analytics;
◦customization and integration with other workflows enabling consolidated and seamless user experiences;
◦quality of service, security, and compliance; and
◦flexibility for developers to build customized solutions incorporating video technology.
•Cloud-Agnostic: While most of our customers use our public cloud products and solutions, our solutions can be deployed across any private, public, or hybrid cloud environment, as well as on-premise, providing our customers with complete flexibility around their deployment.
•Enterprise-Grade: Our platform offers enterprise-grade reliability, security, and scalability, allowing us to support mission-critical workflows for experiences of any scale. We also offer proactive monitoring and various tiers of customer support. Our Cloud TV environment offers service availability commitments of up to 99.995%, the highest industry benchmark required by major media and telecom customers.
•Cost Efficiency: Our horizontal flexible, scalable, and extendable platform is cost-efficient to deploy, operate, maintain, and to keep abreast of emerging trends and needs.
Our Opportunity
We address a global market which includes on-demand, live, and real-time video experiences. We estimate our total addressable market in 2020 is approximately $       billion, including approximately $        billion from the real-time-conferencing market, which we entered in 2020 with the launch of our Virtual Classroom industry solution and our Meetings and Webinars products.
We believe we have developed leading offerings for the on-demand and live markets and, with our planned increase in sales and marketing spend, that we are well-positioned to increase our relatively small share within each of these markets. Moreover, we entered the real-time conferencing market in 2020 with a differentiated set of offerings and have seen strong traction to date. We believe that the on-demand, live, and real-time conferencing markets are converging, and that this is a trend that we are well positioned to capitalize on given the breadth of our platform.
Over time, we expect our market opportunity to grow, driven by increased global spend on video software solutions and our expansion into additional technologies and industries, such as telehealth, retail, smart cities, and government.
Growth Strategies
We intend to drive significant growth by executing on the following key strategies:
•Acquire New Customers: We believe we have a significant opportunity to expand our presence with Fortune Global 2000 companies and other global enterprises. Going forward, we plan to increase our investment in sales and marketing to capitalize on our significant market opportunity and on the strong sales efficiency unit economics that we have demonstrated. We intend to grow our base of field sales representatives and customer success managers, which we believe will drive both geographic and vertical expansion. Additionally, we are investing for the first time in inside sales, self-serve offerings, and distribution channels.

•Extend Product Leadership: We believe our platform is ideally suited for expansion across products, solutions, industries, and use cases. We will continue to invest in new technologies and harness existing ones. We intend to continue to invest in our solutions across multiple dimensions:
◦Recent Product and Solution Introductions: In 2020, we entered the real-time-conferencing market with the introduction of our Virtual Classroom industry solution, as well as our Webinars and Meetings products, focused on learning, training, and marketing. We believe these products present a significant long-term opportunity, and we intend to harness our growing presence with them, among other recently introduced products such as Virtual Events.
◦New Offerings, including:
▪Products: We will continue to invest in new video products for training, communication and collaboration, marketing, sales and customer care.
▪Industry Solutions: We believe there is a significant opportunity to extend our platform into more industries. Following the success of our Cloud TV and education applications, we intend to launch applications for industries such as telehealth, retail, government, and smart cities, among others.
▪Media Services: We intend to enhance our Media Services offerings with additional core capabilities and invest in areas such as content creation, personalization and interactivity, content aggregation and syndication, AI and smart monetization. We also intend to add these capabilities into our existing and new products and industry solutions.
•Increase Revenue from Existing Customers: We plan to continue to increase sales within our existing customer base through increased usage of our platform and the cross-selling of additional products and solutions.
•Augment our Platform Offering through Partnerships and Opportunistic M&A: We plan to increase the breadth of partnerships with our technology partners, further allowing us to provide the most comprehensive video solutions to our customers. Additionally, we intend to continue to explore potential transactions that could enhance our capabilities or increase the scope of our technology footprint.
Summary Risk Factors
Our business is subject to a number of risks that you should be aware of before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:
•Our business and operations have experienced rapid growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.
•Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.
•We have a history of losses and may not be able to achieve or maintain profitability.
•The ongoing COVID-19 outbreak could adversely affect our business, financial condition and results of operations.

•The markets for our offerings are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.
•Our results of operations are likely to fluctuate from quarter to quarter and year to year, which could adversely affect the trading price of our common stock.
•The loss of one or more of our significant customers, or any other reduction in the amount of revenue we derive from any such customer, would adversely affect our business, financial condition, results of operations and growth prospects.
•If we are not able to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings, our offerings may become less marketable, less competitive or obsolete, and our business, financial condition and results of operations may be adversely affected.
•If we do not maintain the interoperability of our offerings across devices, operating systems and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected.
•A version of our Video Experience Cloud is licensed to the public under an open source license, which could negatively affect our ability to monetize our offerings and protect our intellectual property rights.
•The markets in which we compete are nascent and highly fragmented, and we may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.
•If we are unable to increase sales of our subscriptions to new customers, expand the offerings to which our existing customers subscribe, or expand the value of our existing customers’ subscriptions, our future revenue and results of operations will be adversely affected.
•If our existing customers do not renew their subscriptions, or if they renew on terms that are less economically beneficial to us, it could have an adverse effect on our business, financial condition and results of operations.
•We recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.
•We typically provide service-level commitments under our customer agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, face contract termination with refunds of prepaid amounts or could experience a decrease in customer renewals in future periods, any of which would lower our revenue and adversely affect our business, financial condition and results of operations.
•We rely on third parties, including third parties outside the United States, for some of our software development, quality assurance, operations, and customer support.
•We depend on our management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

•If we are not able to maintain and enhance awareness of our brand, especially among developers and IT operators, our business, financial condition and results of operations may be adversely affected.
•Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and entrepreneurial spirit we have worked to foster, which could adversely affect our business.
•Our failure to offer high quality customer support would have an adverse effect on our business, reputation and results of operations.
•The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.
•The sales prices of our offerings may change, which may reduce our revenue and gross profit and adversely affect our financial results.
•We expect our revenue mix to vary over time, which could negatively impact our gross margin and results of operations.
•The length of our sales cycle can be unpredictable, particularly with respect to sales to large customers, and our sales efforts may require considerable time and expense.
•Our international operations and expansion expose us to risk.
•If we are not successful in sustaining and expanding our international business, we may incur additional losses and our revenue growth could be adversely affected.
•Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.
•A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.
•If we are unable to consummate acquisitions at our historical rate and at acceptable prices, and to enter into other strategic transactions and relationships that support our long-term strategy, our growth rate and the trading price of our common stock could be negatively affected. These transactions and relationships also subject us to certain risks.
•A real or perceived bug, defect, security vulnerability, error, or other performance failure involving our platform, products or solutions could cause us to lose revenue, damage our reputation, and expose us to liability.
•If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our platform, products and solutions may be reduced, and we may incur significant liabilities.
•Failure to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein could substantially harm our business, financial condition and results of operations.
•Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new offerings could reduce our ability to compete and could adversely affect our business.

•Changes in laws and regulations related to the internet, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and network access may diminish the demand for our offerings and could harm our business.
•Political, economic and military conditions in Israel could materially and adversely affect our business.
Corporate History and Information
Kaltura, Inc. was incorporated as a Delaware corporation in October 2006. Our corporate headquarters is located at 250 Park Avenue South, 10th Floor, New York, New York, and our telephone number is (646) 290-5445. Our website is www.kaltura.com. Information contained on or that can be accessed through our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our most recently ended fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include, among other exemptions, that:
•we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;
•we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
•we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) the market value of our common stock held by non-affiliates exceeds $700 million as of the end of our most recently completed second fiscal quarter, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period. We have elected to take advantage of certain of the reduced reporting and other obligations described above in the registration statement of which this prospectus forms a part, and intend to take advantage of reduced reporting requirements in the future for so long as we are able to do so. As a result of this election, the information that we provide stockholders may be different than the information you might get from other public companies in which you hold equity. We cannot predict whether investors may find our common stock less attractive as a result. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an ‘emerging growth company’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”
The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price less underwriting discounts and commissions.

Use of proceeds
We expect to receive net proceeds from this offering of approximately $          million (or approximately $          million if the underwriters’ option to purchase additional shares of our common stock is exercised in full), assuming an initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, research and development, sales and marketing activities, general administrative matters, operating expenses and capital expenditures. See “Use of Proceeds.”

Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 19 and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in our common stock.

Dividend policy	We currently intend to retain all available funds and any future earnings for use in the operation of our business and to make payments on our outstanding debt, and therefore we do not currently expect to pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends to holders of common stock will be at the discretion of our board of directors and will depend upon many factors, including, among other things, our business prospects, financial condition, results of operations, current and anticipated cash needs and availability, industry trends and other factors that our board of directors may consider to be relevant. Furthermore, because we are a holding company, our ability to pay cash dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries. In addition, our ability to pay cash dividends is currently restricted by the terms of the agreement governing our Existing Credit Facilities (as defined herein). Our ability to pay cash dividends on our common stock in the future may also be limited by the terms of any preferred securities we may issue or financial and other covenants in any instruments or agreements governing any additional indebtedness we may incur in the future. See “Dividend Policy.”

Proposed symbol	“KLTR.”

The number of shares of our common stock to be outstanding after this offering is based on          shares of our common stock outstanding as of December 31, 2020, after giving effect to the Preferred Stock Conversion and the Warrant Exercises (each as defined below), and excludes:
•          shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2020, at a weighted-average exercise price of $          per share, of which              options were vested;
•up to          shares of our common stock issuable upon the exercise of a warrant to purchase shares of our Series C convertible preferred stock (the “Series C Warrant”), which will become exercisable for shares of our common stock upon the closing of this offering, at an exercise price of $           per share;
•up to          shares of our common stock issuable upon the exercise of a warrant issued to the former stockholders of Newrow, Inc. as partial consideration for our acquisition of all outstanding shares of capital stock of such entity, at an exercise price equal to the par value of such shares (the “Newrow Warrant”);
•          additional shares of our common stock reserved for issuances under our existing equity plans, as further described elsewhere in this prospectus (together, the “Existing Equity Plans”), as of December 31, 2020; and
•          shares of our common stock reserved for future issuance under our 2021 Incentive Award Plan (the “2021 Plan”), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.
Unless otherwise noted, the information in this prospectus reflects and assumes the following:
•a          -for-          stock split of our common stock to be effected on          , 2021;
•our issuance of          shares of common stock pursuant to the automatic cashless exercise, immediately prior to the closing of this offering, of a warrant issued to Goldman Sachs & Co. LLC in connection with our Series F convertible preferred stock financing (the “GS Warrant”), at an exercise price equal to the par value of such shares, based on an assumed initial public offering price of  $          per share, the midpoint of the price range set forth on the cover page of this prospectus (the “GS Warrant Exercise”);
•our issuance of          shares of our Series D convertible preferred stock and          shares of our Series E convertible preferred stock pursuant to the automatic net exercise, immediately prior to the closing of this offering, of a warrant to purchase shares of our Series D convertible preferred stock (the “Series D Warrant”) and warrants to purchase shares of our Series E convertible preferred stock (the “Series E Warrants”), respectively, based on an assumed initial public offering price of  $          per share, the midpoint of the price range set forth on the cover page of this prospectus (together with the GS Warrant Exercise, the “Warrant Exercises”) (a $1.00 increase in the assumed initial public offering price of  $          per share would increase the number of shares of our Series D convertible preferred stock and Series E convertible preferred stock issuable upon such automatic net exercise by an aggregate of          shares and          shares, respectively; a $1.00 decrease in the assumed initial public offering price of  $          per share would decrease the number of shares of our Series D convertible preferred stock and Series E convertible preferred stock issuable upon such automatic net exercise by an aggregate of          shares and          shares, respectively);
•the automatic conversion of all outstanding shares of our convertible preferred stock (including the shares of convertible preferred stock to be issued upon the automatic net exercise of the Series D Warrant and the Series E Warrants as described above) into an aggregate

of          shares of our common stock upon the closing of this offering, based on an assumed initial public offering price of  $          per share, the midpoint of the price range set forth on the cover page of this prospectus (the “Preferred Stock Conversion”);
•the Series C Warrant becoming exercisable for up to          shares of our common stock upon the closing of this offering (the “Series C Warrant Conversion”);
•the filing of our amended and restated certificate of incorporation (the “Post-IPO Certificate of Incorporation”) and the adoption of our amended and restated bylaws (the “Post-IPO Bylaws”), each of which will become effective upon the closing of this offering;
•no exercise of outstanding options or warrants, except as described above; and
•no exercise of the underwriters’ option to purchase additional shares of our common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
Set forth below are our summary historical consolidated financial and other data for the periods ending on and as of the dates indicated.
The consolidated statements of operations data for the years ended December 31, 2019 and 2020, and the consolidated balance sheet data as of December 31, 2020, were derived from our audited consolidated financial statements included elsewhere in this prospectus.
Our historical results are not necessarily indicative of our future results of operations. The summary historical consolidated financial and other data set forth below should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial

Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto, included elsewhere in this prospectus.

	Year ended December 31,
	2019	2020
	(dollar amounts in thousands except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription	$84,725	$
Professional services	12,624
Total revenues	97,349
Cost of revenues:
Subscription	18,669
Professional services	16,949
Total cost of revenues	35,618
Gross profit	61,731
Operating expenses:
Research and development	24,216
Selling and marketing	25,515
General and administrative	14,779
Total operating expenses	64,510
Operating loss	2,779
Financial expenses (income), net	11,189
Loss before taxes on income	13,968
Provision for income taxes	1,604
Net loss	$15,572	$
Net loss per share(1):
Basic and diluted	$5.01	$
Weighted average shares of common stock used to compute net loss per share(1):
Basic and diluted	5,056,566
Pro forma net loss per share(1):
Basic and diluted		$
Weighted average shares of common stock used to compute pro forma net loss per share(1):
Basic and diluted
Other Data:
Annualized Recurring Revenue(2)	$94,396	$
Net Dollar Retention Rate(3)	103%	%
Remaining Performance Obligations(4)	$114,882	$
Gross margin(5)	63%	%
Adjusted EBITDA(6)	$4,033	$
Adjusted EBITDA margin(6)	4.1%	%

As of December 31, 2020
	Actual	Pro Forma(7)	Pro Forma As Adjusted(8)(9)
		(unaudited)	(unaudited)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$	$
Working capital, excluding deferred revenue(10)
Total assets
Total debt (including current portion of long-term debt)(11)
Convertible preferred stock
Redeemable convertible preferred stock
Total stockholders’ (deficit) equity
_______________
(1)See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our historical and pro forma basic and diluted net loss per share.
(2)We use Annualized Recurring Revenue (“ARR”) as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring customer contracts. We calculate ARR by annualizing our recurring revenue for the most recently completed fiscal quarter. Recurring revenues are generated from SaaS and PaaS subscriptions, as well as term licenses for software installed on the customer’s premises. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics—Annualized Recurring Revenue” for additional information on how we calculate ARR, which may differ from methods used by other companies to calculate similarly titled metrics.
(3)We use Net Dollar Retention Rate to measure our success in retaining and growing recurring revenue from our existing customers. We calculate our Net Dollar Retention Rate for a given period as the recognized recurring revenue from the last reported fiscal quarter from the set of customers whose revenue existed in the reported fiscal quarter from the prior year (the numerator), divided by recognized recurring revenue from such customers for the same fiscal quarter in the prior year (denominator). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics—Net Dollar Retention Rate” for additional information on how we calculate our Net Dollar Retention Rate, which may differ from methods used by other companies to calculate similarly titled metrics.
(4)Remaining Performance Obligations represent the amount of contracted future revenue that has not yet been delivered, including both subscription and professional services revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics— Remaining Performance Obligations” for additional information on how we calculate Remaining Performance Obligations.
(5)Gross margin is defined as gross profit divided by total revenue.
(6)Adjusted EBITDA is defined as EBITDA (which is defined as net profit (loss) before interest expense, net, provision for income taxes and depreciation and amortization expense) excluding non-cash stock-based compensation expense. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by total revenues.
EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance, are not defined by or presented in accordance with GAAP, and should not be considered in isolation or as an alternative to net profit (loss) or any other performance measure prepared in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA margin are presented because we believe that they provide useful supplemental information to investors and analysts regarding our operating performance and are frequently used by these parties in evaluating companies in our industry. By presenting Adjusted EBITDA and Adjusted EBITDA margin, we provide a basis for comparison of our business operations between periods by excluding items that we do not believe are indicative of our core operating performance. We believe that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. Additionally, our management uses Adjusted EBITDA and Adjusted EBITDA margin as supplemental measures of our performance because they assist us in comparing the operating performance of our business on a consistent basis between periods, as described above.

Although we use EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as described above, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have significant limitations as analytical tools. Some of these limitations include:
•such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
•such measures do not reflect changes in, or cash requirements for, our working capital needs;
•such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
•such measures do not reflect our tax expense or the cash requirements to pay our taxes;
•although depreciation and amortization expense and non-cash stock-based compensation expense are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and
•other companies in our industry may calculate such measures differently than we do, thereby further limiting their usefulness as comparative measures.
Due to these limitations, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes an adjustment for non-cash stock-based compensation expense. It is reasonable to expect that this item will occur in future periods. However, we believe this adjustment is appropriate because the amount recognized can vary significantly from period to period, does not directly relate to the ongoing operations of our business and complicates comparisons of our internal operating results between periods and with the operating results of other companies over time. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help to provide management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations. Nevertheless, because of the limitations described above, management does not view EBITDA, Adjusted EBITDA or Adjusted EBITDA margin in isolation and also uses other measures, such as revenue, operating loss and net loss, to measure operating performance.
The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net loss:

	Year ended December 31,
	2017	2018	2019	2020
			(in thousands)
Net loss	$(19,205)	$(11,914)	$(15,572)	$
Interest expense (income), net(a)	3,913	(59)	11,189
Provision for income taxes	1,160	3,642	1,604
Depreciation and amortization expense	5,316	4,446	4,490
EBITDA	(8,816)	(3,885)	1,711
Non-cash stock-based compensation expense	2,050	2,205	2,322
Adjusted EBITDA	$(6,766)	$(1,680)	$4,033	$
______________
(a)2019 includes $5.3 million of remeasurement of warrants to fair value.
(7)Reflects (i) the Preferred Stock Conversion, (ii) the Warrant Exercises, and (iii) the Series C Warrant Conversion.
(8)Reflects (i) the pro forma adjustments described in footnote (7) above, and (ii) the sale by us of          shares of common stock in this offering at the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(9)Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $          , assuming the shares of our common stock offered by this

prospectus are sold at the assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares we sell and other terms of this offering that will be determined at pricing.
(10)We define working capital as total current assets minus total current liabilities.
(11)Total debt as of December 31, 2020 consisted of borrowings under our credit facilities, net of unamortized issuance costs of $          million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” Also see our audited consolidated financial statements included elsewhere in this prospectus, which include all recorded liabilities.

RISK FACTORS
A description of the risks and uncertainties associated with our business and ownership of our common stock is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Result of Operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. Our business, financial condition, results of operations and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of these risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose all or part of your investment.
Risks Related to Our Business and Industry
Our business and operations have experienced rapid growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.
We have experienced rapid growth and increased demand for our offerings in recent periods, including in response to the COVID-19 pandemic, and we plan to make continued investments in the growth and expansion of our business and customer base. The growth and expansion of our business places a continuous and significant strain on our management, operational, financial and other resources. In addition, as customers adopt our offerings for an increasing number of use cases, we have had to support more complex commercial relationships. In order to manage our growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our security and compliance requirements, our operating and administrative systems, our customer service and support capabilities, our relationships with various partners and other third parties, and our ability to manage headcount and processes in an efficient manner.
We may not be able to sustain the pace of improvements to our platform, products and solutions, or the development and introduction of new offerings, successfully, or implement systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. Our failure to improve our systems, processes, and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses, and earnings accurately, or to prevent losses.
As we continue to expand our business and operate as a public company, we may find it difficult to maintain our corporate culture while managing our employee growth. Any failure to manage our anticipated growth and related organizational changes in a manner that preserves our culture could negatively impact future growth and achievement of our business objectives. Additionally, our productivity and the quality of our offerings may be adversely affected if we do not integrate and train our new employees quickly and effectively. These challenges have been, and likely will continue to be, heightened due to the ongoing COVID-19 pandemic and the related stay-at-home, travel and other restrictions instituted by governments around the world. Failure to manage our growth to date and any future growth effectively could result in increased costs, negatively affect customer satisfaction and adversely affect our business, financial condition, results of operations and growth prospects.
Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.
Our total revenue for the years ended December 31, 2019 and 2020 were $97.3 million and $         million, respectively, representing an annual growth rate of          %. You should not rely on the revenue growth of any prior period as an indication of our future performance. As we operate in new and rapidly changing markets, widespread adoption and use of our platform, products and solutions is critical to our future growth and success. We believe our revenue growth will depend on a number of factors, including, among other things, our ability to:
•attract new customers and maintain our relationships with, and increase revenue from, our existing customers;
•provide excellent customer and end user experiences;
•maintain the security and reliability of our platform, products and solutions;
•introduce and grow adoption of our offerings in new markets outside the United States;
•hire, integrate, train and retain skilled personnel;
•adequately expand our sales force and distribution channels;
•continually enhance and improve our platform, products and solutions, including the features, integrations and capabilities we offer, and develop or otherwise introduce new products and solutions;
•obtain, maintain, protect and enforce intellectual property protection for our platform and technologies;
•expand into new technologies, industries and use cases;
•expand and maintain our partner ecosystem;
•comply with existing and new applicable laws and regulations, including those related to data privacy and security;
•price our offerings effectively and determine appropriate contract terms;
•determine the most appropriate investments for our limited resources;
•successfully compete against established companies and new market entrants; and
•increase awareness of our brand on a global basis.
If we are unable to accomplish any of these objectives, our revenue growth will be impaired, and even if our revenue continues to increase, our revenue growth rate may decline in future periods. Many factors may contribute to declines in our growth rate, including greater market penetration, increased competition, slowing demand for our offerings, a failure by us to continue capitalizing on growth opportunities, the maturation of our business, and global economic downturns, among others. Additionally, it is difficult to estimate the extent to which our recent growth has benefited from the effects of the COVID-19 pandemic, which increased demand from new and existing customers across all of our offerings beginning in the second quarter of 2020 and contributed to an acceleration in our revenue growth when compared to prior periods. While market demand for our offerings was growing at a robust rate prior to the pandemic, we are unable to predict the duration, degree or volatility of our recent or any future growth with any degree of certainty. If our growth rate declines as a result of this or any of the other factors described above, investors’ perceptions of our business and the market price of our common stock could be adversely affected.
In addition, our rapid growth may make it difficult to evaluate our current business and future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries that may prevent us from achieving the objectives outlined above. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be adversely affected. Moreover, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, the market price of our common stock could be volatile, and it may be difficult to achieve and maintain profitability.
We have a history of losses and may not be able to achieve or maintain profitability.
We have incurred losses in each year since our incorporation in 2006, including net losses of $15.6 million and $          million in the years ended December 31, 2019 and 2020, respectively. As a result, we had an accumulated deficit of $          million as of December 31, 2020. We intend to continue to expend substantial financial and other resources on, among other things:
•growing our base of field sales representatives and customer success managers, introducing inside sales and self-serve offerings and distribution channels, and expanding our customer base;
•extending our product leadership by investing in our Virtual Classroom industry solution, as well as our Webinars and Meetings products, our Virtual Events product and other recently introduced offerings, as well as by developing new products, expanding our platform into additional industries and enhancing our Media Services offerings with additional core capabilities and technologies;
•increasing sales within our existing customer base through increased usage of our platform and the cross-selling of additional products and solutions;
•augmenting our current offerings by increasing the breadth of our technology partnerships and exploring potential transactions that may enhance our capabilities or increase the scope of our technology footprint;
•continuing to grow our international operations; and
•general administration, including legal, accounting, and other expenses related to our transition to being a new public company.
These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. In addition, to the extent we are successful in increasing our customer base, we may also incur increased losses because the costs associated with acquiring customers are generally incurred up front, while the subscription revenue is generally recognized ratably over the subscription term. This will be particularly true as we acquire new customers for our Virtual Events and Cloud TV offerings, which entail significant non-recurring up-front costs as compared to our other offerings. If our revenue does not increase to offset the expected increases in our operating expenses, we will not be profitable in future periods. Revenue growth may slow or revenue may decline for a number of possible reasons, many of which are beyond our control, including slowing demand for our platform, products or solutions, increasing competition, or any of the other factors discussed in this Risk Factors section. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability at all or on a consistent basis, which would cause our business, financial condition and results of operations to suffer and the market price of our common stock to decline.
The ongoing COVID-19 outbreak could adversely affect our business, financial condition and results of operations.
In December 2019, an outbreak of a novel coronavirus disease (“COVID-19”) was first identified and began to spread across the globe and, in March 2020, the World Health Organization declared it a pandemic. This contagious disease has spread across the globe and is impacting economic activity and financial markets worldwide, including countries in which our end users and customers are located, as well as the United States and Israel where we have business operations. As a result of the COVID-19 pandemic, government authorities around the world have ordered schools and businesses to close, imposed restrictions on non-essential activities and required people to remain at home while imposing significant restrictions on traveling and social gatherings.
In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, as well as government mandates, we took precautionary measures intended to minimize the risk of the virus to our employees, our customers, our partners and the communities in which we operate, which could negatively impact our business. In the first quarter of 2020, we temporarily closed all of our offices and enabled our entire work force to work remotely. We also suspended all travel worldwide for our employees for non-essential business. In the second quarter of 2020, we reopened selected offices, however most of our employees continued to work remotely, a majority of whom continue to do so as of the date of this prospectus. These changes could extend into future quarters.
While COVID-19 has not had a material adverse impact on our operations through the date of this prospectus, the impact of COVID-19 on our ability to attract, serve, retain or upsell customers is inherently uncertain and depends on the duration, severity and potential resurgence of the outbreak and its impact on end users, customers and the macroeconomic environment as a whole. Prior to the COVID-19 pandemic, our employees traveled frequently to establish and maintain relationships with one another, as well as our customers, partners, and investors. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, continued limitations on travel and doing business in person may negatively affect our customer success efforts, sales and marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, or create operational or other challenges, any of which could adversely affect our business, financial condition and results of operations.
In addition, as a result of the increase in usage we experienced as a result of the pandemic, in the third quarter of 2020, we accelerated our existing plans to move from our own data centers to a public cloud infrastructure in order to provide required stability, reliability, scalability and elasticity. Though we do not believe our transition to a public cloud infrastructure will materially increase our cost of revenue over the long-term, our cost of revenue did increase in the third and fourth quarters of 2020, and we expect to incur additional costs related to this transition in 2021 as we continue the process of scaling our network infrastructure, which will exert downward pressure on our gross margin and results of operations. Our gross margin and results of operations have also been impacted by, and may continue to be impacted by, the increased usage of certain of our offerings, primarily in the education market, for which the terms of our customer agreements do not limit customer usage or increase pricing for usage above a certain amount. In addition, in connection with our transition to a public cloud infrastructure, we recorded a one-time expense during the third quarter of 2020 related to the abandonment of data center equipment. We also experienced an initial period of unstable service during the first few months of this transition, causing us to fall below the service-level commitments in our customer agreements, which could negatively impact customer renewals and, as a result, our Net Dollar Retention Rate, in future periods.
Furthermore, COVID-19 has disrupted and may continue to disrupt the operations of our customers and technology partners for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact our business, financial condition and results of operations. More generally, the COVID-19 outbreak has adversely affected economies and financial markets globally, leading to an economic downturn, which could decrease technology spending and adversely affect demand for our offerings and harm our business, financial condition and results of operations. Existing and potential customers may choose to reduce or delay technology investments in response to the COVID-19 pandemic, or attempt to renegotiate contracts and obtain concessions, which may materially and negatively impact our operating results, financial condition and prospects. For example, as a result of COVID-19, we have experienced and expect to continue to experience an increase in the average length of sales cycles to onboard new customers, delays in new projects, and requests by some customers for extension of payment obligations, all of which adversely affect and could materially and adversely impact our business, financial condition and results of operations in future periods. The COVID-19 pandemic has also resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. It is also possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in privacy, data protection, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.
It is not possible at this time to estimate the long-term impact that COVID-19 could have on our business, financial condition and results of operations as the impact will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.
The markets for our offerings are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.
The markets in which we operate are relatively new and rapidly evolving. Accordingly, it is difficult to predict customer adoption, renewals and demand, the entry of new competitive products, the success of existing competitive products, and the future growth rate, expansion, longevity, and size of the markets for our platform, products and solutions. The expansion of these new and evolving markets depends on a number of factors, including the cost, performance, and perceived value associated with the technologies that we and others in our industry develop. If we or other companies in our industry experience security incidents, loss of customer data, or disruptions in delivery or service, the market for these applications as a whole, including the demand for our offerings, may be negatively affected. If video products and solutions such as ours do not continue to achieve market acceptance, or there is a reduction in demand caused by decreased customer acceptance, technological challenges, weakening economic conditions, privacy, data protection and data security concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, the market for our offerings might not continue to develop or might develop more slowly than we expect, which could adversely affect our business, financial condition, results of operations and growth prospects. Similarly, we do not know whether recent trends, such as the increased utilization of cloud-based live and real-time video experiences as an alternative to in-person experiences, which has accelerated during the COVID-19 pandemic, will continue in the future.
Our results of operations are likely to fluctuate from quarter to quarter and year to year, which could adversely affect the trading price of our common stock.
Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses, cash flow, and deferred revenue, have fluctuated from quarter to quarter and year to year in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:
•our ability to attract new customers and increase revenue from our existing customers;
•the loss of existing customers;
•subscription renewals, and the timing and terms of such renewals;
•fluctuations in customer usage from period to period, including as a result of seasonality in our customers’ underlying businesses, which create variability in our cost of revenue;
•customer satisfaction with our products, solutions, platform capabilities and customer support;
•mergers and acquisitions or other factors resulting in the consolidation of our customer base;
•mix of our revenue;
•our ability to gain new partners and retain existing partners;
•fluctuations in stock-based compensation expense;
•decisions by potential customers to purchase competing offerings or develop in-house technologies and solutions as alternatives to our offerings;
•changes in the spending patterns of our customers;
•the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including investments in research and development, sales and marketing, and general and administrative resources;
•our increasing reliance on a public cloud infrastructure, which will result in higher variable costs compared to our own data centers;
•network outages;
•developments or disputes concerning our intellectual property or proprietary rights, our platform, products or solutions, or third-party intellectual property or proprietary rights;
•negative publicity about our company, our offerings or our partners, including as a result of actual or perceived breaches of, or failures relating to, privacy, data protection or data security;
•the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;
•general economic, industry, and market conditions;
•the impact of the ongoing COVID-19 pandemic, or any other pandemic, epidemic, outbreak of infectious disease or other global health crises on our business, the businesses of our customers and partners and general economic conditions;
•the impact of political uncertainty or unrest;
•changes in our pricing policies or those of our competitors;
•fluctuations in the growth rate of the markets that our offerings address;
•seasonality in the underlying businesses of our customers, including budgeting cycles, purchasing practices and usage patterns;

•the business strengths or weakness of our customers;
•our ability to collect timely on invoices or receivables;
•the cost and potential outcomes of future litigation or other disputes;
•future accounting pronouncements or changes in our accounting policies;
•our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;
•our ability to successfully expand our business in the United States and internationally;
•fluctuations in the mix of on-premise and SaaS/PaaS deployments;
•fluctuations in foreign currency exchange rates; and
•the timing and success of new products and solutions introduced by us or our competitors, or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or partners.
In particular, our cost of revenue is generally higher in periods during which we acquire new customers for our Virtual Events and Cloud TV offerings, which entail significantly higher up-front costs compared to our other offerings. Historically, we have also experienced seasonality in bookings and collections from customers within the education market, with a pattern of higher sales and new academic customers in the second and third quarters of the year as a result of school procurement periods, resulting in lower sequential sales and customer growth in other quarters of the year. We also experience increased usage by these customers during periods when school is in session, leading to higher cost of revenue during the first and fourth quarters of the year. Because the agreements for certain of our solutions do not limit usage or increase pricing for usage in excess of a specified amount, these additional costs may not result in a corresponding increase in revenue.
In addition, beginning in the second quarter of 2020, we experienced a significant increase in the usage of our offerings due to the COVID-19 pandemic. As a result of this usage and increased demand from our customers, we have incurred and expect to continue to incur significant costs associated with upgrading our infrastructure and expanding our capacity, including the acceleration of our existing plans to move from our own data centers to a public cloud infrastructure. The transition to a public cloud infrastructure will also increase our variable costs, which may lead to higher overall costs, particularly in the near term as our usage scales.
The impact of one or more of the foregoing or other factors may cause our results of operations to vary significantly. Such fluctuations make forecasting more difficult and could cause us to fail to meet the expectations of investors and securities analysts, which could cause the trading price of our common stock to fall substantially, resulting in the loss of all or part of your investment, and subject us to costly lawsuits, including securities class action suits. Additionally, the rapid growth we have experienced in recent years may have masked the full effects of these seasonal factors on our business to date, and as such, these factors may have a greater effect on our results of operations in future periods.
The loss of one or more of our significant customers, or any other reduction in the amount of revenue we derive from any such customer, would adversely affect our business, financial condition, results of operations and growth prospects.
Our future success is dependent on our ability to establish and maintain successful relationships with a diverse set of customers. We currently derive a significant portion of our revenue from a limited number of customers. For the years ended December 2019 and 2020, our top ten customers accounted for approximately 27.0% and          % of our revenue, respectively. Although the identity of the customers may vary from period to period, it is likely that we will continue to derive a significant portion of our revenue from a limited number of customers in the future and, in some cases, the portion of our revenue attributable to individual customers may increase. The loss of one or more significant customers or a reduction in the amount of revenue we derive from any such customer could significantly and adversely affect our business, financial condition and results of operations. Customers may choose not to renew their subscriptions or may otherwise reduce the breadth of the offerings to which they subscribe for any number of reasons. See “—If our existing customers do not renew their subscriptions, or if they renew on terms that are less economically beneficial to us, it could have an adverse effect on our business, financial condition and results of operations.” We are also subject to the risk that any such customer will experience financial difficulties that prevent them from making payments to us on a timely basis or at all.
If we are not able to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings, our offerings may become less marketable, less competitive or obsolete, and our business, financial condition and results of operations may be adversely affected.
The markets in which we compete are characterized by rapid technological change, frequent introductions of new products, services, features and capabilities, and evolving industry standards and regulatory requirements. Our ability to grow our customer base and increase our revenue will depend in significant part on our ability to develop or otherwise introduce new products and solutions; develop or otherwise introduce new features, integrations, capabilities and other enhancements to our existing offerings on a timely basis; and interoperate across an increasing range of devices, operating systems and third-party applications. The success of any new products or solutions, or enhancements to our existing offerings, will depend on a number of factors including, but not limited to, the timeliness and effectiveness of our research and product development activities and go-to-market strategy, our ability to anticipate customer needs and achieve market acceptance, our ability to manage the risks associated with new product releases, the effective management of development and other spending in connection with the product development process, and the availability of other newly developed products and technologies by our competitors.
In addition, in connection with our product development efforts, we may introduce significant changes to our existing products or solutions, or develop or otherwise introduce new and unproven products or solutions, including technologies with which we have little or no prior development or operating experience. These new products, solutions and updates may not perform as expected, may fail to engage our customer base or other end users of our products, or may otherwise create a lag in adoption of such new products. New products may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers. We have in the past experienced bugs, errors, or other defects or deficiencies in new products and product updates and delays in releasing new products, deployment options, and product enhancements and may have similar experiences in the future. As a result, some of our customers may either defer purchasing our offerings until the next upgrade is released or switch to a competitor if we are not able to keep up with technological developments. To keep pace with technological and competitive developments we have in the past invested, and may in the future invest, in the acquisition of complementary businesses, technologies, services, products, and other assets that expand our offerings. We may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers or that will achieve market acceptance. The short- and long-term impact of any major change to our offerings, or the introduction of new products or solutions, is particularly difficult to predict. If new or enhanced offerings fail to engage our customer base or other end users of our products, or do not perform as expected, we may fail to generate sufficient revenue, operating margin, or other value to justify our investments in such products, any of which may adversely affect our reputation and negatively affect our business in the short-term, long-term, or both. If we are unable to successfully enhance our existing offerings to meet evolving customer requirements, increase adoption and use cases of our offerings, develop or otherwise introduce new products and solutions and quickly resolve security vulnerabilities or other errors or defects, or if our efforts in any of these areas are more expensive than we expect, our business, financial condition and results of operations would be adversely affected.
If we do not maintain the interoperability of our offerings across devices, operating systems and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected.
Our success depends in part on our ability to integrate our platform, products and solutions with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our offerings to adapt to changes in hardware, software, networking, browser and database technologies. Several of our competitors own, develop, operate or distribute operating systems, application stores, cloud hosting services and other software applications, and/or have material business relationships with companies that own, develop, operate or distribute operating systems, application stores, cloud hosting services and other software that our offerings rely on to operate. Moreover, some of these competitors have inherent advantages developing products and services that more tightly integrate with their software and hardware platforms or those of their business partners.
Third-party products and services are constantly evolving, and we may not be able to modify our offerings to ensure their compatibility with those of other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our offerings with their products or services, or exert strong business influence on our ability to, and terms on which we, operate and distribute our offerings. For example, certain of our offerings directly compete with several large technology companies that we rely on to ensure the interoperability of our offerings with their products or services. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our offerings or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate revenue and adversely affect our business. Furthermore, any losses or shifts in the market position of the providers of these third-party products and services could require us to identify and develop integrations with new third-party technologies. Such changes could consume substantial resources and may not be effective. Any expansion into new geographies may also require us to integrate our offerings with new third-party technologies, products and services and invest in developing new relationships with these providers. If we are unable to respond to changes in a cost-effective manner, our offerings may become less marketable, less competitive, or obsolete, and our business, financial condition and results of operations may be negatively impacted.
In addition, a significant percentage of our customers choose to integrate our platform, products and solutions with certain capabilities of third-party publishers and software providers using application programming interfaces, or APIs. The functionality and popularity of our platform, products and solutions depends, in part, on their ability to integrate with a wide variety of third-party applications and software. Third-party providers of applications may change the features of their applications and software, restrict our access to their applications and software or alter the terms governing use of their applications and access to those applications and software in an adverse manner. Such changes could functionally limit or eliminate our ability to use these third-party applications and software in conjunction with our offerings, which could negatively impact customer demand, our competitive position and adversely affect our business.
Further, we have created mobile applications and mobile versions of our offerings to respond to the increasing number of people who access the internet and cloud-based software applications through mobile devices, including smartphones and handheld tablets or laptop computers. If these mobile applications do not perform well, our business may suffer. We are also dependent on third-party application stores that may prevent us from timely updating our offerings, building new features, integrations, capabilities or other enhancements, or charging for access. Certain of these companies are now, or may in the future become, competitors of ours, and could stop allowing or supporting access to our offerings, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our offerings less desirable or harder to access, for competitive reasons, which would also have a negative impact on our business.
A version of our Video Experience Cloud is licensed to the public under an open source license, which could negatively affect our ability to monetize our offerings and protect our intellectual property rights.
We make a version of our Media Services, Kaltura Community Edition (“Kaltura CE”), available to the public at no charge under an open source license, the Affero General Public License version 3.0 (“AGPL”). Although Kaltura CE does not include many widely used Kaltura applications, it can be used on a self-hosted basis as a standalone video platform. The AGPL grants licensees broad freedom to view, use, copy, modify, and redistribute the source code of Kaltura CE. Anyone can download a free copy of this version of our platform from the internet, and we neither know who all of our AGPL licensees are, nor have visibility into how Kaltura CE is being used by licensees, so our ability to detect violations of the open source license is extremely limited. Additionally, even if we become aware of any violations, open source licenses—including AGPL—have not been widely interpreted by courts, leading to uncertainty surrounding any ability to enforce such licenses.
The AGPL is a “copyleft” license, requiring that any redistribution by licensees of Kaltura CE, or any modifications or adaptations to Kaltura CE, be made pursuant to the AGPL as well. This leads some commercial enterprises to consider AGPL-licensed software to be unsuitable for commercial use. However, the AGPL would not prevent a commercial licensee from taking this open source version of our platform under AGPL and using it for internal purposes for free. AGPL also would not prevent a commercial licensee from taking this open source version of our platform under AGPL and using it to compete in our markets by providing it to others for free.
This competition can develop without the degree of overhead and lead time required by traditional proprietary software companies, due to the permissions allowed under AGPL. It is also possible for competitors to develop their own software based on Kaltura CE. Although this software would also need to be made available for free under the AGPL, it could reduce the demand for and put pricing pressure on our offerings. We cannot guarantee that we will be able to compete successfully against current and future competitors, some of which may have greater resources than we have, or that competitive pressure or the availability of new open source software will not result in price reductions, reduced operating margins, and loss of market share. Any of the foregoing could harm our business, financial condition, results of operations and cash flows.
The markets in which we compete are nascent and highly fragmented, and we may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.
Our Video Experience Cloud consists of our Media Services offerings and multiple products and solutions, and we compete in each product or solution category as well as on the platform level as a whole. The market for our offerings is highly fragmented, quickly evolving, and subject to rapid changes in technology. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including the following:
•breadth and scale of products, solutions and Media Services;
•ability to provide a cross-organization video platform with multiple interoperable video solutions;
•ability to support converging experiences across live, real-time and on-demand video;
•flexibility to build and support custom workflows using video technology;

•ease of customization and integration with other products;
•quality of service and customer satisfaction;
•flexibility of deployment options;
•ability to innovate quickly;
•data capabilities, including advanced analytics and AI;
•enterprise-grade reliability, security and scalability;
•cost of implementation and ongoing use;
•brand recognition; and
•corporate culture.
Our key competitors vary based on market and industry, and include:
•Microsoft/Azure Media Services, Amazon/AWS Media Services and Twilio for our Media Services;
•Microsoft/Teams and Cisco (through their partnership with Vbrick) for Video Portal, Town Halls and Video Messaging;
•Zoom, Cisco/Webex and Adobe/Connect for Meetings and Webinars;
•Intrado and Hopin for Virtual Events;
•Zoom, Microsoft/Teams and Cisco/Webex for our education solutions; and
•Synamedia (formerly under Cisco), MediaKind (formerly under Ericsson) and Comcast Technology Solutions for our Media & Telecom Solution.
Additionally, we compete with home-grown, start-up, and open source technologies across the categories described above. With the rise in travel restrictions and shelter-in-place policies resulting from the COVID-19 pandemic, as well as the passage of time, the introduction of new technologies and the entrance of new market participants, competition has intensified, and we expect it to continue to intensify in the future. Established companies are also developing their own video platforms, products and solutions within their own core product lines, and may continue to do so in the future. Established companies may also acquire or establish product integration, distribution or other cooperative relationships with our current competitors. New competitors or alliances among competitors may emerge from time to time and rapidly acquire significant market share due to various factors such as their greater brand name recognition, larger existing user or customer base, consumer preferences for their offerings, a larger or more effective sales organization and greater financial, technical, marketing and other resources and experience. Furthermore, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other larger technology companies in the future. Companies resulting from these potential consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
Many of our competitors have, and some of our potential competitors may have, greater financial, technical, and other resources, longer operating histories, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings, larger and more mature intellectual property portfolios, more established relationships in the industry and with customers, lower cost structures and greater customer experience resources. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards and customer requirements. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings, including through selling at zero or negative margins, product bundling, forced product migrations, auto-installation of applications, or closed technology platforms. Potential customers may also prefer to purchase from companies with which they have an existing relationship rather than a new supplier, regardless of product performance or features. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets. These competitive pressures in the markets in which we operate, or our failure to compete effectively, may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share. Any failure to effectively address these factors could significantly and adversely affect our business, financial condition and results of operations.
If we are unable to increase sales of our subscriptions to new customers, expand the offerings to which our existing customers subscribe, or expand the value of our existing customers’ subscriptions, our future revenue and results of operations will be adversely affected.
Our success depends on our ability to sell our subscriptions to new customers and to expand within our existing customer base by selling subscriptions for additional offerings to our existing customers and expanding the value of existing customers’ subscriptions, and to do so in a cost-effective manner. Our ability to sell new subscriptions and expand the number and value of existing subscriptions depends on a number of factors, including the prices of our offerings and their functionality, the prices of products offered by our competitors, and the budgets of our customers. We serve customer needs with multiple tiers of subscriptions that differ based on product depth and functionality. We also offer an initial trial period for certain of our offerings. To the extent prospective customers utilize this trial period without becoming, or lead others not to become, paying customers, our expenses may increase as a result of associated hosting costs, and our ability to grow our business may be adversely affected. We also offer an open source version of our Media Services called Kaltura CE. Our open source version is intended to increase the visibility and familiarity of our platform among the developer communities. We invest in developers and developer communities through multiple channels, including the introduction of new open source projects. There is no guarantee that such events will translate into new customers, or that open source users will convert to paying subscribers.
In addition, a significant aspect of our sales and marketing focus is to expand deployments within existing customers. The rate at which our customers purchase subscriptions for additional offerings and expand the value of their existing subscriptions depends on a number of factors, including, among other things, customers’ level of satisfaction with our offerings and customer support, the nature and size of the deployments, the desire to address additional use cases, and the availability of, and customers’ awareness of and perceived need for, additional features, integrations, capabilities or other enhancements, as well as general economic conditions. If our customers do not recognize the potential of our offerings, our business would be materially and adversely affected.
If our existing customers do not renew their subscriptions, or if they renew on terms that are less economically beneficial to us, it could have an adverse effect on our business, financial condition and results of operations.
We expect to derive a significant portion of our revenue from renewals of existing subscriptions. Our customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Subscriptions for most of our offerings are offered on either an annual or multi-year basis. Our subscriptions also generally include committed usage amounts. As a result, we cannot provide assurance that customers will renew their subscriptions for a similar contract period or with the same or greater product depth, number of users, functionality or other terms that are equally or more economically beneficial to us, if they renew at all.

Our customers’ renewals may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, the frequency and severity of product outages, our product uptime or latency, the pricing of our offering in relation to competing offerings, additional new features, integrations, capabilities or other enhancements that we offer, updates to our products as a result of updates by technology partners, and customers or users no longer having a need for our offerings (including customers or users acquired during the COVID-19 pandemic that may subsequently reduce or discontinue their use after the impact of the pandemic has subsided). Renewal rates may also be impacted by general economic conditions or other factors that reduce customers’ spending levels. For example, many educational institutions and other customers in the public sector depend substantially on government funding, and any general decrease, delay or other change in the availability of such funding could cause current and prospective customers to decide not to renew their subscriptions or to reduce the scope of their subscriptions at the end of the applicable subscription term, any of which could cause us to lose customers and revenue. If our customers do not renew their subscriptions or renew on terms less economically favorable to us, our revenue may decline or grow less quickly than anticipated, which would adversely affect our business, financial condition and results of operations.
We recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.
The majority of our revenues are derived from SaaS and PaaS subscriptions, and we recognize a significant portion of our subscription revenue over the term of the relevant subscription period. As a result, much of the subscription revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscriptions in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter and will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods.
We typically provide service-level commitments under our customer agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, face contract termination with refunds of prepaid amounts or could experience a decrease in customer renewals in future periods, any of which would lower our revenue and adversely affect our business, financial condition and results of operations.
Our customer agreements typically contain service-level commitments. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and response time requirements under our customer agreements, we may be contractually obligated to provide these customers with service credits, or customers could elect to terminate and receive refunds for prepaid amounts related to unused subscriptions, either of which could significantly affect our revenue in the periods in which the failure occurs and the credits are applied or refunds paid out. In addition, customer terminations or any reduction in renewals resulting from service-level failures could significantly affect both our current and future revenue. For example, during the third quarter of 2020, we experienced an initial period of service instability in connection with the acceleration of our existing plans to transition our technology to a public cloud infrastructure, causing us to fall below the service-level commitments in our customer agreements for the first few months of this transition. Though this did not result in a significant increase in customer terminations and we have not seen a material decrease in customer renewals to date, we cannot guarantee that we will not experience a material decrease in customer renewals in future periods as additional customers cycle through their subscription terms. Any service-level failures could also create negative publicity and damage our reputation, which may discourage prospective customers from adopting our offerings. In addition, if we modify the terms of our service-level commitments in future customer agreements in a manner customers perceive to be unfavorable, demand for our offerings could be reduced. Any of these events could adversely affect our business, financial condition and results of operations.

We rely on third parties, including third parties outside the United States, for some of our software development, quality assurance, operations, and customer support.
We currently depend on various third parties for some of our software development efforts, quality assurance, operations, and customer support services. Specifically, we outsource some of our software development and design, quality assurance, and operations activities to third-party contractors that have employees and consultants located in Russia and Belarus. Our dependence on third-party contractors creates a number of risks, in particular, the risk that we may not maintain development quality, control, or effective management with respect to these business operations. In addition, poor relations between the United States and Russia, and sanctions by the United States and the European Union (“EU”) against Russia could have an adverse impact on our third-party software development in Russia. We anticipate that we will continue to depend on these and other third-party relationships in order to grow our business for the foreseeable future. If we are unsuccessful in maintaining existing and, if needed, establishing new relationships with third parties, our ability to efficiently operate existing services or develop new services and provide adequate customer support could be impaired, and, as a result, our competitive position or our results of operations could suffer.
We depend on our management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously and adversely affect our business, financial condition and results of operations. Although we have entered into employment offer letters with our key personnel, their employment is for no specific duration and constitutes at-will employment. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products.
Our future performance also depends on the continued services and continuing contributions of our senior management team, which includes Ron Yekutiel, our co-founder and Chief Executive Officer, to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of our senior management team, particularly our Chief Executive Officer, could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition and results of operations.
Additionally, the industry in which we operate is generally characterized by significant competition for skilled personnel, as well as high employee attrition. There is currently a high demand for experienced software industry personnel, particularly for engineering, research and development, sales and support positions, and we may not be successful in attracting, integrating and retaining qualified personnel to fulfill our current and future needs. This intense competition has resulted in increasing wages, especially in Israel, where most of our research and development positions are located, and in New York, where our headquarters is located, which may make it more difficult for us to attract and retain qualified personnel, as many of the companies against which we compete for personnel have greater financial resources than we do. These competitors may also actively seek to hire our existing personnel away from us, even if such employee has entered into a non-compete agreement. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s confidential information or other intellectual property, taking into account, among other things, the employee’s tenure, position, and the degree to which the non-compete undertaking limits the employee’s freedom of occupation. We may not be able to make such a demonstration. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged their former employers’ proprietary or other confidential information or incorporated such information into our products, which could include claims that such former employers therefore own or otherwise have rights to their inventions or other work product developed while employed by us.
In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets after this offering, which may reduce their motivation to continue to work for us and could lead to employee attrition. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business, financial condition, results of operations and growth prospects could be adversely affected.
If we are not able to maintain and enhance awareness of our brand, especially among developers and IT operators, our business, financial condition and results of operations may be adversely affected.
We believe that developing and maintaining widespread awareness of our brand, especially with developers and IT operators, is critical to achieving widespread acceptance of our platform, products and solutions and attracting new users and customers. Brand promotion activities may not generate user or customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract and retain users and customers necessary to realize a sufficient return on our brand-building efforts, and may fail to achieve the widespread brand awareness that is critical for broad customer adoption of our offerings.
Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and entrepreneurial spirit we have worked to foster, which could adversely affect our business.
We believe that our corporate culture, which is based on openness, flexibility, and collaboration, has been and will continue to be a key contributor to our success. We expect to continue to hire aggressively as we expand. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and entrepreneurial spirit we believe we need to support our growth. The growth and expansion of our business and our transition from a private company to a public company may result in changes to our corporate culture, which could adversely affect our business, including our ability to recruit and retain qualified personnel.
Our failure to offer high quality customer support would have an adverse effect on our business, reputation and results of operations.
Our customers depend on our customer success managers to resolve issues and realize the full benefits relating to our platform, products and solutions. If we do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support and education, our ability to renew subscriptions with, or sell subscriptions for additional offerings to, existing customers, or expand the value of existing customers’ subscriptions, would be adversely affected and our reputation with potential customers could be damaged. In addition, most of our existing customer base consists of large enterprise customers, which generally have more complex information technology environments and require higher levels of support than smaller organizations. If we fail to meet the requirements of these enterprise customers, it may be more difficult to grow sales or maintain our relationships with them.
Additionally, while growing our base of customer success managers is a key component of our growth strategy, it can take several months to recruit, hire and train qualified engineering-level customer support employees, and we may not be able to hire such resources fast enough to keep up with demand. To the extent that we are unsuccessful in hiring, training and retaining adequate support resources, our ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our platform, products and solutions, will be adversely affected. Any failure by us to provide and maintain high-quality customer support services would have an adverse effect on our business, reputation and results of operations.
The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.
Our ability to increase our customer base and achieve broader market acceptance of our platform, products and solutions will depend to a significant extent on our ability to expand our sales and marketing operations. As part of our growth strategy, we plan to continue to invest in growing our base of field sales representatives. If we are unable to hire a sufficient number of qualified sales personnel in the near term, our business and growth prospects will be adversely impacted. Identifying and recruiting qualified sales representatives and training them is time-consuming and resource-intensive, and they may not be fully trained and productive for a significant amount of time. We also plan to continue to dedicate significant resources to our marketing programs. All of these efforts will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. We will not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. In addition, because we rely primarily on a direct sales model, our customer acquisition costs are higher than those of organizations that rely primarily on a self-service model, which may limit our ability to cut costs in response to changing economic and competitive conditions.
In addition to our direct sales force, we also leverage reseller relationships to help market and sell our offerings to customers around the world, particularly in areas in which we have a limited presence. Though we expect that we will need to maintain and expand our network of resellers as we continue to expand our presence in international markets, these relationships subject us to certain risks. Our resellers may prioritize selling their own offerings that compete with ours, or one of our competitors may be effective in causing a reseller or potential reseller to favor that competitor’s offerings or otherwise prevent or reduce sales of our offerings. In addition, recruiting and retaining qualified resellers and training them in our technology and offerings requires significant time and resources. If we decide to further develop and expand our indirect sales channels, we must continue to scale and improve our processes and procedures to support these channels, including investing in systems and training. Many resellers may not be willing to invest the time and resources required to train their staff to effectively market and sell our offerings.
In addition, though most of our sales are, and have historically been, made through our direct sales organization, we recently launched the option to purchase certain of our offerings directly from our website, which we believe will allow us to reduce our cost of customer acquisition, drive additional opportunities to our direct sales team, reach smaller customers, and broaden our target market. This self-service model requires us to incur selling and marketing expenses often prior to generating corresponding revenue. We cannot guarantee, however, that this model will succeed in generating revenue in excess of the corresponding selling and marketing expenses, or that it will be effective in helping us achieve our other objectives, any of which would adversely affect our business, financial condition and results of operations.
The sales prices of our offerings may change, which may reduce our revenue and gross profit and adversely affect our financial results.
The sales prices for our offerings may be subject to change for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, promotional programs, general economic conditions, or our marketing, user acquisition and technology costs and, as a result, we anticipate that we will need to change our pricing model from time to time. In the past, including in connection with the COVID-19 pandemic, we have sometimes adjusted our prices for individual customers in certain situations, and expect to continue to do so in the future. Moreover, demand for our offerings is price-sensitive. Competition continues to increase in the market segments in which we operate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings and provide for free. Similarly, certain competitors may use marketing strategies that enable them to acquire users more rapidly or at a lower cost than us, or both, and we may be unable to attract new customers or grow and retain our customer base based on our historical pricing. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that customers and resellers are willing to pay in those countries and regions. As we develop and introduce new offerings, as well as features, integrations, capabilities and other enhancements, we may need to, or choose to, revise our pricing. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract customers in response to competitive or other pressures. Any decrease in the sales prices for our products, without a corresponding decrease in costs, increase in volume or increase in revenue from our other offerings, would adversely affect our revenue and gross profit. This is particularly true with respect to our Virtual Events and Cloud TV offerings, which generally entail significantly higher up-front costs compared to our other offerings. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.
We expect our revenue mix to vary over time, which could negatively impact our gross margin and results of operations.
We expect our revenue mix to vary over time due to a number of factors. Our gross margins and results of operations could be negatively impacted by changes in revenue mix and costs resulting from any number of factors, including entry into new markets; growth in lower margin markets, such as the markets for our Virtual Events and Cloud TV offerings, and the timing and aggregate usage of our solutions by such customers; entry into markets with different pricing and cost structures; increased usage of certain products and solutions that we offer to customers without usage caps; pricing discounts; and increased price competition. Any one of these factors or the cumulative effects of certain of these factors may result in significant fluctuations in our gross margin and results of operations. This variability and unpredictability could result in our failure to meet internal expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could decline.
The length of our sales cycle can be unpredictable, particularly with respect to sales to large customers, and our sales efforts may require considerable time and expense.
Our results of operations may fluctuate, in part, because of the length and variability of the sales cycle of our subscriptions and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in part on sales to new large customers and increasing sales to our existing customers, which are primarily large organizations. The length of our sales cycle, from initial contact with a prospective customer to subscribing to one or more of our offerings, can vary substantially from customer to customer for a number of reasons, including deal complexity (particularly for our Cloud TV customers), setup time and our customers’ needs to satisfy their own internal requirements and processes. As a result, it can be difficult to predict exactly when, or even if, we will make a sale to a potential customer, or when and if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. Because a substantial proportion of our expenses are relatively fixed in the short-term, our results of operations will suffer if revenue falls below our expectations in a particular quarter, which could cause the market price of our common stock to decline.
Our international operations and expansion expose us to risk.
Our platform, products and solutions address the needs of customers and end users around the world, and we see continued international expansion as a significant opportunity. For the years ended

December 31, 2019 and 2020, we generated approximately 44% and          % of our revenue, respectively, from customers outside the United States. Our customers, end users, employees and partners are located in a number of different jurisdictions worldwide, and we expect our operations will become increasingly global as our business continues to grow. Our current international operations involve, and future initiatives will also involve, a variety of risks, including:
•unexpected changes in practices, tariffs, export quotas, custom duties, trade disputes, tax laws and treaties, particularly due to economic tensions and trade negotiations or other trade restrictions;
•different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;
•exposure to many evolving stringent and potentially inconsistent laws and regulations relating to privacy, data protection, and information security, particularly in the European Union;
•changes in a specific country’s or region’s political or economic conditions;
•risks resulting from the ongoing COVID-19 pandemic, or any other pandemic, epidemic or outbreak of infectious disease, including uncertainty regarding what measures the U.S. or foreign governments will take in response;
•risks resulting from changes in currency exchange rates;
•challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;
•difficulties in maintaining our corporate culture with a dispersed workforce;
•risks relating to the implementation of exchange controls, including restrictions promulgated by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), and other similar trade protection regulations and measures in the United States or in other jurisdictions;
•reduced ability to timely collect amounts owed to us by our customers in countries where our recourse may be more limited;
•slower than anticipated availability and adoption of cloud infrastructures by international businesses, which would increase our on-premise deployments;
•limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;
•potential changes in laws, regulations, and costs affecting our U.K. operations and personnel due to Brexit;
•limited or unfavorable—including greater difficulty in enforcing—intellectual property protection; and
•exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions.
If we are unable to address these difficulties and challenges or other problems encountered in connection with our international operations and expansion, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally.

If we are not successful in sustaining and expanding our international business, we may incur additional losses and our revenue growth could be adversely affected.
Our future results depend, in part, on our ability to sustain and expand our penetration of the international markets in which we currently operate and to expand into additional international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and foreign language translations that reflect the needs of the international customers that we target and to successfully navigate the risks inherent in operating a business internationally, as discussed above. While we will need to invest significant resources in such expansion, it is possible that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. In addition, we currently leverage reseller relationships to assist with marketing and selling our offerings, particularly in jurisdictions in which we have a limited presence. If we are unable to identify resellers or other partners or negotiate favorable terms, our international growth may be limited or more costly than we anticipate.
Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.
We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars and in euros. A portion of the cost of revenue, research and development, selling and marketing and general and administrative expenses of our Israeli operations are incurred in New Israeli Shekel (“NIS”). As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the NIS appreciates against the U.S. dollar or the euro, or if the value of the NIS declines against the U.S. dollar or the euro, at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the NIS, then the U.S. dollar-denominated cost of our operations in Israel would increase and our results of operations could be materially and adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation (if any) of the NIS against the U.S. dollar or the euro, and our ability to hedge our exposure to currency exchange rate fluctuations may be limited.
A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.
Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the U.S. federal government, U.S. state governments, or non-U.S. government sectors until we have attained the revised certification. Government demand and payment for our offerings may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Additionally, any actual or perceived privacy, data protection, or data security incident, or even any perceived defect with regard to our practices or measures in these areas, may negatively impact public sector demand for our products.
Additionally, we rely on certain partners to provide technical support services to certain of our government entity customers to resolve any issues relating to our products. If our partners do not effectively assist our government entity customers in deploying our products, succeed in helping our government entity customers quickly resolve post-deployment issues, or provide effective ongoing support, our ability to sell additional products to new and existing government entity customers would be adversely affected and our reputation could be damaged.
Government entities may have statutory, contractual, or other legal rights to terminate contracts with us for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our results of operations in a material way.
If we are unable to consummate acquisitions at our historical rate and at acceptable prices, and to enter into other strategic transactions and relationships that support our long-term strategy, our growth rate and the trading price of our common stock could be negatively affected. These transactions and relationships also subject us to certain risks.
As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies, and enter into other strategic transactions and relationships in the ordinary course. Our ability to grow our revenues, earnings and cash flow at or above our historic rates depends in part upon our ability to identify and successfully acquire and integrate businesses at acceptable prices, realize anticipated synergies and make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and the trading price of our common stock. Promising acquisitions, investments and other strategic transactions are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions, investments and other strategic transactions may result in higher purchase prices or other terms less economically favorable to us. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate these transactions on acceptable terms or at all.
In addition, even if we are able to consummate acquisitions and enter into other strategic transactions and relationships, these transactions and relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could negatively affect our growth rate and the trading price of our common stock, and may have a material adverse effect on our business, financial condition and results of operations:
•Any business, technology, product or solution that we acquire or invest in could under-perform relative to our expectations and the price that we paid or not perform in accordance with our anticipated timetable, or we could fail to operate any such business or deploy any such technology, product or solution profitably.
•We may incur or assume significant debt in connection with our acquisitions and other strategic transactions and relationships, which could also cause a deterioration of our credit ratings, result in increased borrowing costs and interest expense and diminish our future access to the capital markets.
•Acquisitions and other strategic transactions and relationships could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term.
•Pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period.
•Acquisitions and other strategic transactions and relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address.
•We could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers.
•We may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition or other strategic transaction or relationship.

•We may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities and the realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position and/or cause us to fail to meet our public financial reporting obligations.
•In connection with acquisitions and other strategic transactions and relationships, we often enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results.
•As a result of our acquisitions, we have recorded significant goodwill and other assets on our balance sheet and if we are not able to realize the value of these assets, or if the fair value of our investments declines, we may be required to incur impairment charges.
•We may have interests that diverge from those of our strategic partners and we may not be able to direct the management and operations of the strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.
•Investing in or making loans to early-stage companies often entails a high degree of risk, and we may not achieve the strategic, technological, financial or commercial benefits we anticipate; we may lose our investment or fail to recoup our loan; or our investment may be illiquid for a greater-than-expected period of time.
Risks Related to Information Technology, Intellectual Property and Data Security and Privacy
A real or perceived bug, defect, security vulnerability, error, or other performance failure involving our platform, products or solutions could cause us to lose revenue, damage our reputation, and expose us to liability.
Our platform, products and solutions are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain bugs, defects, security vulnerabilities, errors, or other performance failures, especially when first introduced, or otherwise not perform as intended. Any such bug, defect, security vulnerability, error, or other performance failure could cause damage to our reputation, loss of customers or revenue, order cancellations, service terminations, and lack of market acceptance of our offerings. As the use of our offerings among new and existing customers expands, particularly to more sensitive, secure, or mission critical uses, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our offerings fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems. Despite our efforts, such corrections may take longer to develop and release than we or our customers anticipate and expect.
Any limitation of liability provision contained in an agreement with a customer, user, third-party vendor, service provider, or partner may not be enforceable, adequate or effective as a result of existing or future applicable law or judicial decisions, and may not function to limit our liability arising from regulatory enforcement or other specific circumstances. The sale and support of our offerings entail the risk of liability claims, which could be substantial in light of the use of our offerings in enterprise-wide environments. In addition, our insurance against any such liability may not be adequate to cover a potential claim, and may be subject to exclusions, or subject us to the risk that the insurer will deny coverage as to any future claim or exclude from our coverage such claims in policy renewals, increase our fees or deductibles or impose co-insurance requirements. Any such bugs, defects, security vulnerabilities, errors, or other performance failures in our platform, products or solutions, including as a result of denial of claims by our insurer or the successful assertion of claims by others against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.
If we or our third-party service providers experience a security breach, data loss or other compromise, including if unauthorized parties obtain access to our customers’ data, our reputation may be harmed, demand for our platform, products and solutions may be reduced, and we may incur significant liabilities.
Our business platform, products and solutions involve the collection, storage, processing, transmission and other use of data, including certain confidential, sensitive, and personal information. Any security breach, data loss, or other compromise, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, litigation, regulatory investigations, or other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. If our security measures are breached as a result of third-party action, employee error or negligence, a defect or bug in our offerings or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to any data, including our confidential, sensitive, or personal information or the confidential, sensitive, or personal information of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, our reputation may be damaged, our business may suffer, and we could incur significant liability, including under applicable data privacy and security laws and regulations. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to protect against and address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, or other services.
In addition, we do not directly control content that our customers store or use in our products. If our customers use our products for the transmission or storage of personal, confidential, sensitive, or other information about individuals and our security measures are or are believed to have been breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability.
We engage third-party vendors and service providers to store and otherwise process some of our and our customers’ data, including personal, confidential, sensitive, and other information about individuals. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our and our customers’ data, including confidential, sensitive, and other information about individuals.
Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption. Any of the foregoing could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

Incorrect implementation or use of, or our customers’ failure to update, our software could result in customer dissatisfaction and negatively affect our business, financial condition, results of operations and growth prospects.
Our platform, products and solutions are often operated in large-scale, complex information technology environments. Our customers require training and experience in the proper use of, and the benefits that can be derived from, our offerings in order to maximize their potential. If users of our offerings do not implement, use, or update them correctly or as intended, actual or perceived inadequate performance and/or security vulnerabilities may result. Because our customers rely on our software to manage a wide range of operations, the incorrect implementation or use of, or our customers’ failure to update, our software, or our failure to train customers on how to use our software productively, may result in customer dissatisfaction and negative publicity, which may adversely affect our reputation and brand. Our failure to effectively provide training and implementation services to our customers could result in lost opportunities for follow-on sales to these customers and decrease subscriptions by new customers, which would adversely affect our business, financial condition, results of operations and growth prospects.
Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, including in connection with our ongoing transition to a public cloud infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.
Customers of our offerings need to be able to access our platform at any time, without interruption or degradation of performance. As a result of the increase in usage we experienced as a result of the COVID-19 pandemic, in the third quarter of 2020, we accelerated our existing plans to move from our own data centers to a public cloud infrastructure with the goal of providing improved stability, reliability, scalability and elasticity for our offerings. This transition is complex and time-consuming and involves risks inherent in the conversion to a new system, including potential loss of information and disruption to our normal operations. We may discover deficiencies in our design, implementation or maintenance of our new cloud-based systems that could adversely affect our business, financial condition and results of operations. For example, we experienced an initial period of unstable service during the first few months of this transition, causing us to fall below the service-level commitments in our customer agreements. Though service has since stabilized, we cannot guarantee that we will not experience similar instability in the future. Furthermore, we cannot yet know the ultimate impact of this or any similar future event on our customer relationships, and it is possible customers may be less inclined to renew their subscriptions following the expiration of their current terms.
In addition, third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions and any changes in their product offerings. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, computer viruses, malware, systems failures or other technical malfunctions, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, protests or riots, and other similar events beyond our control could negatively affect our cloud-based offerings. It is also possible that our customers and regulators would seek to hold us accountable for any breach of security affecting a third-party cloud provider’s infrastructure and we may incur significant liability in investigating such an incident and responding to any claims, investigations, or proceedings made or initiated by those customers, regulators, and other third parties. We may not be able to recover a material portion of such liabilities from any of our third-party cloud providers. It may also become increasingly difficult to maintain and improve our performance, especially during peak usage times, as our software becomes more complex and the usage of our software increases. Moreover, our insurance may not be adequate to cover such liability and may be subject to exclusions. Any of the above circumstances or events may adversely affect our business, financial condition and results of operations.

In addition, our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions, capacity constraints, technical failures, natural disasters, or fraud, denial-of-service, or other security attacks. Our use and distribution of open source software may increase this risk, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, including with respect to security vulnerabilities or bugs. If our website is unavailable or our customers are unable to order subscriptions or services or download our offerings within a reasonable period of time or at all, our business could be adversely affected. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features, integrations, capabilities and other enhancements for our offerings. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.
In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to our providers’ facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud-based offerings for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations. Upon the termination or expiration of such service agreements, we cannot guarantee that adequate third-party hosting services will be available to us on commercially acceptable terms or within adequate timelines from the same or different hosting services providers or at all.
We also rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, and lead generation management services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our products and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services are identified, obtained, and implemented. Even if such services are available, we may not be able to identify, obtain and implement such services in time to avoid disruption to our business, and such services may only be available on a more costly basis or otherwise less favorable terms. Any of the foregoing could have a material adverse effect on our business, including our financial condition, results of operations and reputation.
Failure to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein could substantially harm our business, financial condition and results of operations.
Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how, and brand. We rely on a combination of trademarks, copyrights, patents, trade secret laws, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, we make a version of our Media Services, Kaltura CE, available to the public at no charge under an open source license, contribute other source code to open source projects under open source licenses, and release internal software projects under open source licenses, and anticipate continuing to do so in the future. Because the source code for Kaltura CE and any other software we contribute to open source projects or distribute under open source licenses is publicly available, our ability to monetize and protect our intellectual property rights with respect to such source code may be limited or, in some cases, lost entirely. Our competitors or other third parties could access such source code and use it to create software and service offerings that compete with ours. While software can, in some cases, be protected under copyright law, in order to bring a copyright infringement lawsuit in the United States, the copyright must first be registered. We have chosen not to register any copyrights, and rely on trade secret protection in addition to unregistered copyrights to protect our proprietary software. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.
Further, the steps we take to protect our intellectual property and proprietary rights may be inadequate. We may not be able to register our intellectual property rights in all jurisdictions where we conduct or anticipate conducting business, and may experience conflicts with third parties who contest our applications to register our intellectual property. Even if registered or issued, we cannot guarantee that our trademarks, patents, copyrights or other intellectual property or proprietary rights will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. We will not be able to protect our intellectual property and proprietary rights if we are unable to enforce our rights or if we do not detect infringement, misappropriation, dilution or other unauthorized use or violation thereof. If we fail to defend and protect our intellectual property rights adequately, our competitors and other third parties may gain access to our proprietary technology, information and know-how, reverse-engineer our software, and infringe upon or dilute the value of our brand, and our business may be harmed. In addition, obtaining, maintaining, defending, and enforcing our intellectual property rights might entail significant expense. Any patents, trademarks, copyrights, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. Even if we continue to seek patent protection in the future, we may be unable to obtain further patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, may be designed around by our competitors, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain.
We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, dilute or diminish the value of our trademarks and other proprietary rights. Additionally, our trademarks may be opposed, otherwise challenged or declared invalid, unenforceable or generic, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks, which we need in order to build name recognition with customers. If third parties succeed in registering or developing common law rights in such trademarks and we are not successful in challenging such third-party rights, or if our trademark rights are successfully challenged, we may not be able to use our trademarks to commercialize our products in certain relevant jurisdictions.
Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create offerings that compete with ours. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. The laws of some countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we continue to expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, diluting, misappropriating or otherwise violating our intellectual property rights.
We have devoted substantial resources to the development of our technology, business operations and business plans. We attempt to protect our intellectual property and proprietary information, including trade secrets, by implementing administrative, technical and physical practices, including source code access controls, to secure our proprietary information. We also seek to enter into confidentiality, non-compete, proprietary, and inventions assignment agreements with our employees, consultants and contractors, and enter into confidentiality agreements with other parties, such as licensees and customers. However, such agreements may not be self-executing, and there can be no guarantee that all applicable parties have executed such agreements. No assurance can be given that these practices or agreements will be effective in controlling access to and distribution of our proprietary information, or in providing adequate remedies in the event of unauthorized access or distribution, especially in certain states and countries, including Israel, Russia and Belarus, that are less willing to enforce such agreements or otherwise provide protection for trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products, and in such cases we would not be able to assert trade secret rights against such parties. We also employ individuals who were previously employed at other companies in our field, and our efforts to ensure that such individuals do not use the proprietary information or know-how of others in their work for us may not prevent others from claiming that we or our employees or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against any such claims. If we are unsuccessful in defending against any such claims, we may be liable for damages or prevented from using certain intellectual property, which in turn could materially adversely affect our business, financial condition or results of operations; even if we are successful in defending against such claims, litigation could result in substantial costs and distract management and other employees.
In order to protect our intellectual property and proprietary rights and to monitor for and take action against any infringement, misappropriation or other violations thereof, we may be required to spend significant resources. Litigation may be necessary to enforce and protect our trade secrets and other intellectual property and proprietary rights, which could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of such rights. Our inability to protect our proprietary technology or our brand against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our offerings or impair their functionality, delay introductions of new offerings, result in our substituting inferior or more costly technologies into our offerings, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and growth prospects.
We could incur substantial costs and otherwise suffer harm as a result of any claim of infringement, misappropriation or other violation of another party’s intellectual property or proprietary rights.
In recent years, there has been significant litigation involving patents and other intellectual property and proprietary rights in the software industry. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims, as we may not be able credibly to threaten patent infringement counter-claims. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. Even a large patent portfolio may not serve as a deterrent to litigation by certain third parties, some of whose sole or primary business is to assert patent claims and some of whom have sent letters to and/or filed suit alleging infringement against us or some of our customers. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party claiming that our offerings infringe, misappropriate or violate their rights, the litigation could be expensive and could divert management attention and resources away from our core business operations. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.
Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:
•cease selling or using offerings that incorporate or are otherwise covered by the intellectual property rights that we allegedly infringe, misappropriate or otherwise violate;
•make substantial payments for legal fees, settlement payments or other costs or damages, including potentially treble damages if we are found liable for willful infringement;
•obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all, may be non-exclusive and thereby allow our competitors and other parties access to the same technology, and may require the payment of substantial licensing, royalty or other fees; or
•redesign the allegedly infringing offerings to avoid infringement, misappropriation or other violation, which could be costly, time-consuming or impossible.
If we are required to make substantial payments or undertake or suffer any of the other actions and consequences noted above as a result of any intellectual property infringement, misappropriation or violation claims against us or any obligation to indemnify our customers for such claims, such payments, actions and consequences could materially and adversely affect our business, financial condition, results of operations and growth prospects.
We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees and consultants, which could result in litigation and would adversely affect our business.
A significant portion of our intellectual property has been developed by our employees and consultants in the course of their engagement with us. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee during the scope of his or her employment relationship with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement stating otherwise. The Patent Law also provides that absent an agreement providing otherwise, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally seek to enter into assignment-of-invention agreements with our employees and consultants pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we cannot guarantee that all such agreements are self-executing or have been entered into by all applicable individuals. Even when such agreements include provisions regarding the assignment and waiver of rights to additional compensation in respect of inventions created within the course of their employment or consulting relationship with us, including in respect of service inventions, we cannot guarantee that such provisions will be upheld by Israeli courts, as a result of uncertainty under Israeli law with respect to the efficacy of such provisions. We may face claims demanding remuneration in consideration for assigned inventions, which could require us to pay additional remuneration or royalties to our current and former employees and consultants, or be forced to litigate such claims, which could negatively affect our business.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, misappropriation, violation, and other losses.
Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or violation, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could adversely affect our business, financial condition and results of operations. Although we normally seek to contractually limit our liability with respect to such indemnity obligations, we do not and may not in the future have a cap on our liability in certain agreements, which could result in substantial liability. Substantial indemnity payments under such agreements could harm our business, financial condition and results of operations. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with that customer, other existing customers and new customers, and other parties, and could harm our reputation, business, financial condition and results of operations.

Our use of open source software could negatively affect our ability to sell our offerings and subject us to possible litigation.
Our offerings incorporate open source software, and we expect to continue to incorporate open source software in our offerings in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our offerings. Some open source licenses may subject us to certain requirements, including requirements that we offer additional portions of our solutions for reduced or no cost, that we make publically available at no charge the source code for modifications or derivative works we create based upon, incorporating, linking to or using the open source software (which could include valuable proprietary code), and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our offerings that contain the open source software and required to comply with onerous conditions or restrictions on these offerings, which could disrupt the distribution and sale of these offerings. In addition, there have been claims challenging the ownership rights in open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our platform, products and solutions, which may not be available on reasonable terms or at all, and to re-engineer our offerings or discontinue the sale of our offerings in the event re-engineering cannot be accomplished on a timely basis or at all.
We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could adversely affect our business.
We receive, collect, store, process, transfer, and otherwise use personally identifiable and other sensitive information about individuals and other data relating to users of our offerings, our employees and contractors, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personally identifiable and other sensitive information about individuals. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, disposal and protection of information about individuals and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection and data security. We strive to comply with our applicable data privacy and security policies, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security, processing, transfer or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention, security, processing, transfer or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to receive, collect, store, process, transfer, and otherwise use user data or develop new services and features.
If we are found in violation of any applicable laws or regulations relating to privacy, data protection, or security, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features, integrations or other capabilities of our offerings. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in a commercially desirable manner. In addition, if a breach of data security were to occur or be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we were to discover any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our solutions may be perceived as less desirable and our business, financial condition, results of operations and growth prospects could be materially and adversely affected.
We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, the California Consumer Privacy Act (“CCPA”), which came into force in 2020, provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the November 3, 2020 election. The CPRA generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged “copycat” or other similar laws to be considered and proposed in other states across the country, such as in Virginia, New Hampshire, Illinois and Nebraska. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
Various U.S. federal privacy laws are potentially relevant to our business, including the Federal Trade Commission Act, Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Family Educational Rights and Privacy Act, the Children’s Online Privacy Protection Act, and the Telephone Consumer Protection Act. Any actual or perceived failure to comply with these laws could result in a costly investigation or litigation resulting in potentially significant liability, injunctions and other consequences, loss of trust by our users, and a material and adverse impact on our reputation and business.
In addition, the data protection landscape in the EU is continually evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation (“GDPR”), which became effective in May 2018, and contains numerous requirements and changes from previously existing EU laws, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies.
Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the European Economic Area to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU also states that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer.
Additionally, the GDPR greatly increased the European Commission’s jurisdictional reach of its laws and added a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states a governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, security breach notifications and the security and confidentiality of personal data.
Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR).
In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications (“ePrivacy Regulation”), would replace the current ePrivacy Directive. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users.
Further, in March 2017, the United Kingdom formally notified the European Council of its intention to leave the EU pursuant to Article 50 of the Treaty on European Union (“Brexit”). The United Kingdom ceased to be an EU Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR (“U.K. GDPR”), effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated. Some countries also are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services. Beginning in 2021 when the transitional period following Brexit expires, we will be required to comply with both the GDPR and the U.K. GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the GDPR) or £17 million (in the case of the U.K. GDPR) and 4% of total annual revenue. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, including, for example, how data transfers between EU member states and the United Kingdom will be treated and the role of the United Kingdom’s Information Commissioner’s Office following the end of the transitional period. These changes could lead to additional costs and increase our overall risk exposure.
In addition, failure to comply with the Israeli Privacy Protection Law 5741-1981, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.
Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups, or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.
We rely on software and services licensed from other parties. The loss of software or services from third parties could increase our costs and limit the features available in our platform, products and solutions.
Components of our offerings include various types of software and services licensed from unaffiliated parties. If any of the software or services we license from others or functional equivalents thereof were either no longer available to us or no longer offered on commercially reasonable terms, we would be required to either redesign the offerings that include such software or services to function with software or services available from other parties or develop these components ourselves, which we may not be able to do without incurring increased costs, experiencing delays in our product launches and the release of new offerings, or at all. Furthermore, we might be forced to temporarily limit the features available in our current or future products and solutions. If we fail to maintain or renegotiate any of these software or service licenses, we could face significant delays and diversion of resources in attempting to license and integrate functional equivalents. We and our customers may also be subject to suits by parties claiming infringement, misappropriation or other violation of third-party intellectual property or proprietary rights due to the reliance by our solutions on such third-party software and services, such third-party software and services may contain bugs or other errors that cause our own offerings to malfunction, and our agreements with such third parties may not contain any, or adequate, warranties, indemnities or other protective provisions on our behalf. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Risks Related to our Debt, Liquidity and Capitalization
Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new offerings could reduce our ability to compete and could adversely affect our business.
Historically, we have funded our operations and capital expenditures primarily through net cash provided by operating activities, equity issuances and borrowings under our long-term debt arrangements. Although we currently anticipate that our net cash provided by operating activities, cash on hand and availability under our Existing Revolving Credit Facility (and, following the refinancing of such facility as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities,” our New Revolving Credit Facility) will be adequate to meet our operating, investing and financing needs for at least the next twelve months, we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity or equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.
If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:
•develop or enhance our platform, products or solutions;
•continue to expand our research and development and sales and marketing organizations;
•acquire complementary technologies, products or businesses;
•expand operations in the United States or internationally;
•hire, train, and retain employees; or
•respond to competitive pressures or unanticipated working capital requirements.
Our failure to have sufficient capital to do any of these things could adversely affect our business, financial condition and results of operations, and our ability to execute our growth strategy.
Our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.
As of December 31, 2019, we had approximately $29.7 million of borrowings (net of $0.3 million of unamortized issuance costs) outstanding under our Existing Term Loan Facility, approximately $18.0 million of borrowings outstanding under our Existing Revolving Credit Facility, and approximately $2.0 million of additional borrowings available under our Existing Revolving Credit Facility. Subsequent to December 31, 2019, we borrowed an additional $2.0 million under our Existing Revolving Credit Facility. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis, on terms satisfactory to us, or at all. Our indebtedness could have important consequences, including:
•our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes may be limited;

•a portion of our cash flows from operations will be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;
•certain of our borrowings are at variable rates of interest, exposing us to the risk of increased interest rates;
•our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors; and
•we may be vulnerable during a downturn in general economic conditions or in our business, or may be unable to carry on capital spending that is important to our growth.
In addition, the agreements governing our Existing Credit Facilities contain, and any agreements evidencing or governing other future indebtedness may also contain, certain restrictive covenants that limit or otherwise restrict our ability, among other things, to:
•incur additional indebtedness and liens;
•merge with other companies or consummate certain changes of control;
•acquire other companies;
•engage in new lines of business, change business locations;
•make certain investments;
•pay dividends;
•make any payments on any subordinated debt;
•transfer or dispose of assets;
•amend certain material agreements; and
•enter into various specified transactions.
The agreements governing our Existing Credit Facilities also contain, and any agreements evidencing or governing other future indebtedness may also contain, certain financial covenants and financial reporting requirements, as described elsewhere in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” Our ability to comply with these covenants and restrictions may be affected by events and factors beyond our control. We may not be able to generate sufficient recurring revenue or cash flow or maintain sufficient liquidity to meet the financial covenants or pay the principal and interest under our Existing Credit Facilities when required. If we fail to make payments under our Existing Credit Facilities or otherwise experience an event of default thereunder, the lending banks would be permitted to take certain actions, including terminating all outstanding commitments and declaring all amounts due under our credit agreements to be immediately due and payable, including all outstanding borrowings, accrued and unpaid interest thereon, and prepayment premiums with respect to such borrowings and any terminated commitments. In addition, the lenders would have the right to proceed against the collateral we granted to them, which includes substantially all of our assets. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our future working capital, borrowings, or equity financing could be unavailable to repay or refinance the amounts outstanding under our Existing Credit Facilities. In the event of a liquidation, our lenders would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our common stock would receive a portion of any liquidation proceeds only if all of our creditors, including our lenders, were first repaid in full.

Risks Related to Other Legal, Regulatory and Tax Matters
Legal, political, and economic uncertainty surrounding the exit of the United Kingdom from the European Union may be a source of instability to international markets, create significant currency fluctuations, adversely affect our operations in the United Kingdom and pose additional risks to our business, financial condition and results of operations.
In connection with Brexit, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period, during which it has continued its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period.
These developments and the continued uncertainty regarding the terms of the relationship between the United Kingdom and the European Union post-Brexit and the possibility of a “no-deal” separation have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which EU laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws and transport laws could increase the costs of doing business in the United Kingdom and depress economic activity. Additionally, the need to comply with any applicable regulatory changes will likely increase costs for us and our existing and potential customers located in the United Kingdom, which could negatively affect demand for our offerings and the ability of customers to make payments under their agreements with us. Any of these factors could have a significant adverse effect on our business, financial condition, results of operations and prospects.
We are subject to various governmental export control, trade sanctions, and import laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate these controls.
In some cases, our software is subject to export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce, the Israeli Control of Products and Services Decree (Engagement in Encryption), 5735-1974, and the Israeli Law of Regulation of Security Exports, 5767-2007, and our activities may be subject to trade and economic sanctions, including those administered by OFAC (collectively, “Trade Controls”). As such, a license may be required to export or re-export our products, or provide related services, to certain countries and end users, as well as for certain end uses. Further, our offerings that incorporate encryption functionality may be subject to special controls applying to encryption items and/or certain reporting requirements.
While we have procedures in place designed to ensure our compliance with Trade Controls, we cannot guarantee that these procedures will be successfully followed, and failure to comply could subject us to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges, and reputational harm. Further, the process for obtaining necessary licenses may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities. Trade Controls are complex and dynamic regimes, and monitoring and ensuring compliance can be challenging, particularly given that our offerings are widely distributed throughout the world and are available for download without registration. Although we have no knowledge that our activities have resulted in violations of Trade Controls, any failure by us or our partners to comply with applicable laws and regulations would have negative consequences for us, including reputational harm, government investigations, and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our offerings or the ability of our customers or end users to implement our offerings in those countries. Changes in our offerings or changes in export and import regulations in such countries may create delays in the introduction of our offerings into international markets, prevent our end-customers with international operations from deploying our offerings globally or, in some cases, prevent or delay the export or import of our offerings to certain countries, governments, or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our offerings by, or in our decreased ability to export or sell our offerings to, existing or potential customers with international operations. Any decreased use of our offerings or limitation on our ability to export to or sell our offerings in international markets could adversely affect our business, financial condition and results of operations, and our ability to execute our growth strategy.
Changes in laws and regulations related to the internet, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and network access may diminish the demand for our offerings and could harm our business.
The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for our offerings, increase our cost of doing business, and adversely affect our results of operations. Changes in these laws or regulations could require us to modify our offerings, or certain aspects of our offerings, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products such as ours. In addition, the use of the internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the quality of our customers’ and end users’ access to the internet.
On June 11, 2018, the repeal of the Federal Communications Commission’s (the “FCC”), “net neutrality” rules took effect and returned to a “light-touch” regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California internet Consumer Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC’s repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation or the FCC. With the repeal of net neutrality rules in effect, we could incur greater operating expenses, which could harm our results of operations.
As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our customers and end users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our customers and end users rely on, even for a short period of time, could adversely affect our business, financial condition and results of operations. In addition, the performance of the internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our offerings could decline.
Internet access is frequently provided by companies that have significant market power and the ability to take actions that degrade, disrupt, or increase the cost of user access to our offerings. As demand for online media increases, there can be no assurance that internet and network service providers will continue to price their network access services on reasonable terms. The distribution of online media requires delivery of digital content files and providers of network access and distribution may change their business models and increase their prices significantly, which could slow the widespread adoption of such services. We could incur greater operating expenses and our customer acquisition and retention could be negatively impacted if network operators:
•implement usage-based pricing;
•discount pricing for competitive products;
•otherwise materially change their pricing rates or schemes;
•charge us to deliver our traffic at certain levels or at all;
•throttle traffic based on its source or type;
•implement bandwidth caps or other usage restrictions; or
•otherwise try to monetize or control access to their networks.
In order for our services to be successful, there must be a reasonable price model in place to allow for the continuous distribution of digital media files. We have limited or no control over the extent to which any of these circumstances may occur, and if network access or distribution prices rise, our business, financial condition and results of operations would likely be adversely affected.
Our business may be adversely affected by third-party claims, including by governmental bodies, regarding the content and advertising distributed through our offerings.
We rely on our customers to secure the rights to redistribute content over the internet, and we do not screen the content that is distributed through our offerings. There is no assurance that our customers have licensed all rights necessary for distribution, including internet distribution. Other parties may claim certain rights in the content of our customers.
In the event that our customers do not have the necessary distribution rights related to content, we may be required to cease distributing such content, or we may be subject to lawsuits and claims of damages for infringement of such rights. If these claims arise with frequency, the likelihood of our business being adversely affected would rise significantly. In some cases, we may have rights to indemnification or claims against our customers if they do not have appropriate distribution rights related to specific content items, however there is no assurance that we would be successful in any such claim.
We do not screen the content that is distributed through our offerings. Content may be distributed through our platform that is illegal or unlawful under international, federal, state or local laws or the laws of other countries. We may face lawsuits, claims or even criminal charges for such distribution, and we may be subject to civil, regulatory or criminal sanctions and damages for such distribution. Any such claims or investigations could adversely affect our business, financial condition and results of operations.

Actions by governments to restrict access to our offerings in their countries or to require us to disclose or provide access to information in our possession could harm our business, financial condition and results of operations.
Our business depend on the ability of our customers and end users to access the internet, and our offerings could be blocked or restricted in some countries for various reasons. Further, it is possible that governments of one or more foreign countries may seek to limit access to, or certain features of, our offerings in their countries, or impose other restrictions that may affect the availability of our offerings, or certain features of our offerings, in their countries for an extended period of time or indefinitely. For example, Russia and China are among a number of countries that have recently blocked certain online services, including AWS (which is our cloud hosting provider), making it very difficult for such services to access those markets. In addition, governments in certain countries may seek to restrict or prohibit access to our offerings if they consider us to be in violation of their laws (including privacy laws) and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in the law or fail for any reason to comply with relevant law, our offerings could be further blocked or restricted and we could be exposed to significant liability that could harm our business. In the event that access to our offerings is restricted, in whole or in part, in one or more countries, or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to add new customers or renew or expand the value of our existing customers’ subscriptions may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.
Failure to comply with anti-bribery, anti-corruption, anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Criminal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760–2000 and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.
We sometimes leverage third parties to sell our offerings and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot assure you that our employees and agents will not take actions in violation of applicable law, for which we may be ultimately held responsible. As we increase our international sales and business operations, our risks under these laws are likely to increase.
Any actual or alleged violation of the FCPA or other applicable anti-bribery, anti-corruption or anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, any of which would adversely affect our reputation, as well as our business, financial condition, results of operations and growth prospects. Responding to any investigation or action would likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements.
We cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, which could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of the change. In addition, if we were to change our critical accounting estimates, including those related to the recognition of subscription revenue and other revenue sources, our operating results could be significantly affected.
Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.
We are subject to taxation in several countries, including the United States and Israel; changes in tax laws or challenges to our tax positions could adversely affect our business, results of operations, and financial condition. As such, we are subject to tax laws, regulations, and policies of the U.S. federal, state, and local governments and of comparable taxing authorities in foreign jurisdictions. Changes in tax laws, including the U.S. federal tax legislation enacted in 2017, commonly referred to as the Tax Cuts and Jobs Act of 2017, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates in the future and otherwise adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rates, tax payments, tax credits, or incentives will not be adversely affected by changes in tax laws in various jurisdictions.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.
The tax laws applicable to our business, including the laws of the United States, Israel, and other jurisdictions, are subject to interpretation, and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements or our revenue recognition policies, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.
Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would adversely affect our results of operations.
Based on our current corporate structure, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest, and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and adversely affect our business, financial condition and results of operations.
We could be required to collect additional sales, use, value added, digital services or other similar taxes or be subject to other liabilities that may increase the costs our clients would have to pay for our offerings and adversely affect our results of operations.
We collect sales, value added and other similar taxes in a number of jurisdictions. One or more U.S. states or countries may seek to impose incremental or new sales, use, value added, digital services, or other tax collection obligations on us. Further, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States has ruled that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. As a result, U.S. states and local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions, even if we have no physical presence in that jurisdiction. A successful assertion by one or more U.S. states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties. Furthermore, certain jurisdictions, such as the United Kingdom and France, have recently introduced a digital services tax, which is generally a tax on gross revenue generated from users or customers located in those jurisdictions, and other jurisdictions have enacted or are considering enacting similar laws. A successful assertion that we should have been or should currently be collecting additional sales, use, value added, digital services or other similar taxes in a particular jurisdiction could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales or other related taxes, or otherwise adversely affect our business.
Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.
As of December 31, 2020, we had U.S. federal net operating loss carryforwards of $          million, U.S. state net operating loss carryforwards of $          million, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize net operating loss carryforwards, including with respect to the net operating loss carryforwards of companies that we have acquired or may acquire in the future, could cause us to become an income tax payer earlier than we would become otherwise if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards. This offering, as well as future changes in our stock ownership, could result in an ownership change that subjects us to limitations on our ability to utilize net operating loss forwards to offset future income. Furthermore, we may not be able to generate sufficient taxable income to utilize our net operating loss carryforwards before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our net operating loss carryforwards. Also, any available net operating loss carryforwards would have value only to the extent there is income in the future against which such net operating loss carryforwards may be offset. For these reasons, we may not be able to realize a tax benefit from the use of our net operating loss carryforwards, whether or not we attain profitability. We have recorded a full valuation allowance related to our carryforwards due to the uncertainty of the ultimate realization of the future benefits of those assets.
Risks Related to Our Operations in Israel
Political, economic and military conditions in Israel could materially and adversely affect our business.
We have offices near Tel Aviv, Israel where our primary research and development, human resources, and certain other finance and administrative activities are based. In addition, a number of our officers and directors, as well as our co-founders, are residents of Israel. As of September 30, 2020, we had 336 full-time employees in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired against civilian targets in various parts of Israel, including areas in which our employees, and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital. Specifically, our operations could be disrupted by the obligations of our personnel to perform military service. Many of our employees based in Israel may be called upon to perform military reserve duty and, in emergency circumstances, may be called to immediate and unlimited active duty. If this were to occur, our operations could be disrupted by the absence of a significant number of employees, which could materially adversely affect our business and results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.
Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our common stock. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our results of operations.
Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

The legislative power of the State of Israel resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019 and March 2, 2020. Uncertainty surrounding future elections and/or the results of such elections in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.
Certain tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we begin to produce revenues. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2020 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Preferred Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs.
Risks Related to this Offering and Ownership of our Common Stock
The market price for our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:
•actual or anticipated changes or fluctuations in our results of operations;
•the guidance we may provide to analysts and investors from time to time, and any changes in, or our failure to perform in line with, such guidance;
•announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships or capital commitments;
•industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•future sales or expected future sales of our common stock;
•investor perceptions of us and the industries in which we operate;
•price and volume fluctuations in the overall stock market from time to time;
•changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;
•actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;
•developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;
•announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;
•actual or perceived breaches of, or failures relating to, privacy, data protection or data security;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•actual or anticipated changes in our management or our board of directors;
•general economic conditions and slow or negative growth of our target markets; and
•other events or factors, including those resulting from war, incidents of terrorism or responses to these events.
Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.
Prior to this offering, there has been no public market for our common stock. An active public trading market for our common stock may not develop following the closing of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following the closing of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price, or at all. The lack of an active trading market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to acquire other companies or technologies by using our common stock as consideration.
After this offering, our principal stockholders will continue to have significant influence over us.
After the closing of this offering, our principal stockholders each holding more than 5% of our outstanding common stock will collectively beneficially own approximately          % of our outstanding

common stock (or approximately          % of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). See “Principal Stockholders.” These stockholders or their affiliates will be able to exert significant influence over us and, if acting together, will be able to control matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, including a merger, consolidation or sale of all or substantially all of our assets and the issuance or redemption of equity interests in certain circumstances. The interests of these stockholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other stockholders. For instance, these stockholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock. This concentration of ownership may also affect the prevailing market price of our common stock due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.
We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Accordingly, we will have broad discretion in the application of the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether such net proceeds are being used appropriately. Investors will need to rely upon the judgment of our management with respect to the use of such net proceeds. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may adversely affect the price of our common stock.
You will experience immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering and may experience further dilution in the future.
The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. If you purchase common stock in this offering, you will suffer immediate dilution of $          share, representing the difference between our pro forma as adjusted net tangible book value per share as of December 31, 2020 and the assumed initial public offering price of $          per share. We also have a significant number of outstanding options to purchase shares of our common stock with exercise prices that are below the assumed initial public offering price of our common stock. To the extent these options, the Series C Warrant or the Newrow Warrant are exercised, you will experience further dilution. See the section of this prospectus titled “Dilution” for additional information.
Future sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain.
Future sales of a substantial number of shares of our common stock in the public market, particularly sales by our directors, executive officers, and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Upon the closing of this offering, based on the number of shares of our common stock outstanding as of December 31, 2020 and after giving effect to (i) the Preferred Stock Conversion, and (ii) the Warrant Exercises, we will have an aggregate of          shares of our common stock outstanding. This includes shares of common stock that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,          shares are currently restricted as a result of securities laws or restrictions in the lock-up agreements described elsewhere in this prospectus under the caption “Underwriting” (which may be waived at any time, with or without notice, by Goldman

Sachs & Co. LLC and BofA Securities, Inc.), but will be able to be sold beginning 180 days after the date of this prospectus unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations and other requirements under Rule 144 of the Securities Act. See “Shares Eligible for Future Sale.”
In addition, following the closing of this offering and the expiration of the lock-up period described above, holders of an aggregate of approximately          shares of our common stock, based on the number of shares outstanding as of December 31, 2020 (after giving effect to the Preferred Stock Conversion and the Warrant Exercises), will be entitled to certain rights with respect to the registration of these shares under the Securities Act pursuant to our Investors’ Rights Agreement. We also intend to register the offer and sale of all common stock that we may issue from time to time under our equity compensation plans. Once we register these shares, they will be freely tradable in the public market, subject to the volume limitations under Rule 144 of the Securities Act in the case of our affiliates and the lock-up agreements referred to above and described in the “Underwriting” section of this prospectus.
The market price of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or when we are required to register the sale of our stockholders’ remaining shares of our common stock. A decline in the trading price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and may impair your ability to sell shares of our common stock at a price higher than the price you paid for them or at all.
Your ownership and voting power may be diluted by the issuance of additional shares of our common stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise.
After this offering, we will have          shares of common stock authorized but unissued, based on the number of shares of our common stock outstanding as of December 31, 2020, and after giving effect to the Preferred Stock Conversion and the Warrant Exercises. Subject to compliance with applicable rules and regulations, we may issue common stock or securities convertible into common stock from time to time for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, acquisition, investment, our equity incentive plans or otherwise. As of December 31, 2020, we had          shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $          per share,           of which were vested as of such date, and           additional shares of our common stock reserved for future issuance under Existing Equity Plans. See “Executive and Director Compensation.” Any additional shares of common stock that we issue, including under our 2021 Plan or other equity incentive plans that we may adopt in the future, or in connection with the exercise of the Series C Warrant or the Newrow Warrant, would dilute the percentage ownership and voting power held by the investors who purchase common stock in this offering. In the future, we may also issue additional securities if we need to raise capital, including, but not limited to, in connection with acquisitions, which could constitute a material portion of our then-outstanding shares of common stock. Any such issuance could substantially dilute the ownership and voting power of our existing stockholders and cause the market price of our common stock to decline.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Our Post-IPO Certificate of Incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations, and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of our company, discouraging bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock.
Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and depress the market price of our common stock.
We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors, including transactions in which stockholders might otherwise receive a premium for their shares. Among others, our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will include the following provisions:
•the delegation to our board of directors of the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by any such expansion or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on our board of directors;
•the division of our board of directors into three classes, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
•limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;
•advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company;
•a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders;
•a forum selection clause, which means certain litigation against us can only be brought in Delaware;
•no authorization of cumulative voting, which limits the ability of minority stockholders to elect director candidates;
•directors will only be able to be removed for cause;
•certain amendments to our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will require the approval of two-thirds of the then outstanding voting power of our capital stock;
•the affirmative vote of two-thirds of the then-outstanding voting power of our capital stock, voting as a single class, will be required for stockholders to amend or adopt any provision of our Post-IPO Bylaws; and
•the authorization of undesignated or “blank check” preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders, which could be used to significantly dilute the ownership and voting rights of a hostile acquirer.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. In addition, as a Delaware corporation, we are also subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which prevents stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned 85% of the common stock or (iii) following board approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder.
Any provision of our Post-IPO Certificate of Incorporation, Post-IPO Bylaws or Delaware law that has the effect of delaying, preventing, or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed by investors as discouraging future takeover attempts or other transactions that may be in the best interests of our stockholders or that may otherwise enable them to obtain a greater return on their investment, which may impair your ability to sell shares of our common stock at a price greater than the price you paid for them or at all.
Our Post-IPO Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our Post-IPO Certificate of Incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, employees or other agents to us or to our stockholders; (c) any action asserting a claim arising pursuant to the DGCL, our Post-IPO Certificate of Incorporation or Post-IPO Bylaws (as either may be amended and/or restated), or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action asserting a claim governed by the internal affairs doctrine. Under our Post-IPO Certificate of Incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Our Post-IPO Certificate of Incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or other agents, which may discourage such lawsuits against us and our directors, officers, employees and other agents. Alternatively, if a court were to find the choice of forum provisions contained in our Post-IPO Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.
Our Post-IPO Certificate of Incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries.
The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Post-IPO Certificate of Incorporation will, to the fullest extent permitted from time to time by Delaware law, renounce any interest or expectancy that we otherwise would have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such opportunity for themselves or offer it to another person or entity.
As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business and growth prospects.
Our management team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.
As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and           , may increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.
Most members of our management team have no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. Furthermore, we are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to establish the corporate infrastructure required of a public company and to comply with evolving laws, regulations and standards are likely to divert management’s time and attention away from revenue-generating activities to compliance activities, which may prevent us from implementing our business strategy and growing our business. Moreover, we may not be successful in implementing these requirements. If we do not effectively and efficiently manage our transition into a public company and continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations.
Additionally, as a public company, we may from time to time be subject to proposals by stockholders urging us to take certain corporate actions. If activist stockholder activity ensues, we may be required to incur additional costs to retain the services of professional advisors, management time and attention will be diverted from our core business operations, and perceived uncertainties as to our future direction, strategy or leadership may cause us to lose potential business opportunities and impair our brand and reputation, any of which could materially and adversely affect our business, financial condition and results of operations.

In addition to increasing our legal and financial compliance costs, the additional rules and regulations described above might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of our senior management team.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies.” These provisions include, among other exemptions, that:
•we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;
•we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•we are not required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
•we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the closing of this offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if (i) we have $1.07 billion or more in annual revenue in any fiscal year, (ii) the market value of our common stock held by non-affiliates is at least $700 million as of the end of our most recently completed second fiscal quarter, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period. We have elected to take advantage of certain of the reduced reporting and other obligations described above in the registration statement of which this prospectus forms a part, and intend to take advantage of reduced reporting requirements in the future for so long as we are able to do so. The JOBS Act also permits an emerging growth company like us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.
We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or be more volatile.

We do not anticipate paying dividends on our common stock in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our available funds and any future earnings for use in the operation and expansion of our business and the repayment of outstanding debt. Any future determination as to the payment of cash dividends will be at the discretion of our board of directors and will depend on, among other things, our business prospects, financial condition, results of operations, current and anticipated cash needs and availability, industry trends and other factors that our board of directors may consider to be relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries. In addition, our ability to pay cash dividends is currently restricted by the terms of the agreement governing our Existing Credit Facilities. Our ability to pay cash dividends on our common stock in the future may also be limited by the terms of any preferred securities we may issue or financial and other covenants in any instruments or agreements governing any additional indebtedness we may incur in the future. Consequently, investors who purchase common stock in this offering may be unable to realize a return on their investment except by selling sell such shares after price appreciation, which may never occur. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our common stock.
General Risk Factors
Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.
Our results of operations may vary based on the impact of changes in our industry and the global economy on us and our customers. Current or future economic uncertainties or downturns could adversely affect our business, financial condition and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial, and credit market fluctuations, political turmoil, natural catastrophes, the ongoing COVID-19 pandemic, any other pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks on the United States, Europe, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our offerings. Moreover, competitors may respond to market conditions by lowering prices. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, financial condition and results of operations could be adversely affected.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.

In addition, the variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our offerings or generate any particular level of revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our common stock, the market price and trading volume of our common stock could decline.
The trading market for our common stock is influenced by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, the market price of our common stock would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance they have publicly announced or the expectations of analysts and investors. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the market price or trading volume of our common stock to decline.
If we fail to establish and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
Following the closing of this offering, we will be a public reporting company subject to the rules and regulations established from time to time by the SEC and the           . These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.
In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Furthermore, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of our second annual report required to be filed with the SEC and our annual report for any fiscal year following such date that we are no longer an emerging growth company.
If our senior management team is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, or if material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the           or other regulatory authorities, which would require additional financial and management resources.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Following the closing of this offering, we will be subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including among others, statements regarding future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” “project,” “may,” “can,” “will,” “would,” “could,” “should,” “plan,” “potential,” “continue,” the negatives thereof and other similar expressions.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors (including those discussed elsewhere in this prospectus under “Risk Factors”) that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability;
•the impact of the COVID-19 pandemic on our business, financial condition and results of operations;
•the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions;
•our future financial performance, including our expectations regarding our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue;
•our estimates of, and future expectations regarding, our market opportunity;
•our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings;
•our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners;
•the effects of increased competition in our target markets and our ability to compete effectively;
•our ability to attract and retain new customers and to expand within our existing customer base;
•the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs;
•the percentage of our remaining performance obligations that we expect to recognize as revenue;
•our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so;
•our relationships with, and dependence on, various third-party service providers;
•our dependence on our management team and other key employees;
•our ability to maintain and enhance awareness of our brand;
•our ability to offer high quality customer support;

•our ability to effectively develop and expand our marketing and sales capabilities;
•our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations;
•the sustainability of, and fluctuations in, our gross margin;
•risks related to our international operations and our ability to expand our international business operations;
•the effects of currency exchange rate fluctuations on our results of operations;
•challenges and risks related to our sales to government entities;
•our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements;
•our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein;
•our ability to maintain the security and availability of our platform, products and solutions;
•our ability to comply with current and future government regulations to which we are subject or may become subject in the future;
•changes in U.S. tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;
•risks related to political, economic and military conditions in Israel;
•the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; and
•factors that may affect the future trading prices of our common stock.
The forward-looking statements contained in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties that may cause our actual results to differ materially from those projected in our forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events, changed circumstances or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results of operations, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by reference to these cautionary statements.

USE OF PROCEEDS
We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of approximately $           million, assuming an initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock is exercised in full, we estimate that our net proceeds will be approximately $            million.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, research and development, sales and marketing activities, general administrative matters, operating expenses and capital expenditures.
We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, products, services or technologies. However, we currently have no agreements or commitments for any material acquisitions or investments at this time.
As of the date of this prospectus, we cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of such net proceeds. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return for us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share would increase (decrease) the net proceeds to us from this offering by approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the assumed initial public offering price stays the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our available funds and any future earnings for use in the operation and expansion of our business and to make payments on our outstanding debt. Any future determination as to the payment of cash dividends will be at the discretion of our board of directors and will depend on, among other things, our business prospects, financial condition, results of operations, current and anticipated cash needs and availability, industry trends and other factors that our board of directors may consider to be relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries. In addition, our ability to pay cash dividends is currently restricted by the terms of the agreement governing our Existing Credit Facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” Our ability to pay cash dividends on our common stock in the future may also be limited by the terms of any preferred securities we may issue or financial and other covenants in any instruments or agreements governing any additional indebtedness we may incur in the future.
Accordingly, you may need to sell your shares of common stock in order to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them or at all. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We do not anticipate paying dividends on our common stock in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020, as follows:
•on an actual basis;
•on a pro forma basis to give effect to (i) the Preferred Stock Conversion, (ii) the Warrant Exercises, (iii) the Series C Warrant Conversion, and (iv) the filing and effectiveness of our Post-IPO Certificate of Incorporation; and
•on a pro forma as adjusted basis to give further effect to our issuance and sale of               shares of common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)	(unaudited)
(dollar amounts in thousands)
Cash and cash equivalents	$	$	$
Debt (including current portion of long-term debt)(2)	$	$	$
Redeemable convertible preferred stock, par value $0.0001 per share; shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted
Convertible preferred stock, par value $0.0001 per share; shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted
Stockholders’ (deficit) equity:
Common stock, par value $0.0001 per share; shares authorized, shares issued and shares outstanding, actual; shares authorized, shares issued and shares outstanding, pro forma; shares authorized, shares issued and shares outstanding, pro forma as adjusted
Preferred stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and no shares outstanding, pro forma and pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive loss
Total stockholders’ (deficit) equity
Total capitalization	$	$	$

_______________
(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $          million, assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)Total debt as of December 31, 2020 consisted of borrowings under our credit facilities, net of unamortized issuance costs of $           million. For a discussion of our long-term debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Also see our consolidated financial statements and related notes thereto included elsewhere in this prospectus, which include all recorded liabilities.
The number of shares in the table above does not include:
•          shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2020, at a weighted-average exercise price of $           per share, of which                  options were vested;
•up to           shares of our common stock issuable upon the exercise of the Series C Warrant, which will become exercisable for shares of our common stock upon the closing of this offering, at an exercise price of $           per share;
•up to           shares of our common stock issuable upon the exercise of the Newrow Warrant;
•          additional shares of our common stock reserved for issuances under our Existing Equity Plans as of December 31, 2020; and
•          shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
As of December 31, 2020, our historical net tangible book value was $          million, or $           per share of our common stock. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities, convertible preferred stock and redeemable convertible preferred stock, divided by the number of shares of our common stock outstanding as of December 31, 2020.
Our pro forma net tangible book value as of December 31, 2020 was $           million,           per share of our common stock. Pro forma net tangible book value per share represents our net tangible book value divided by the number of shares of our common stock outstanding as of December 31, 2020, after giving effect to (i) the Preferred Stock Conversion, (ii) the Warrant Exercises, and (iii) the Series C Warrant Conversion, in each case, upon the closing of this offering.
After giving further effect to our sale of           shares of our common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been approximately $           million, or approximately $           per share. This amount represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $           per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting our pro forma as adjusted net tangible book value per share after this offering from the amount of cash per common share paid by new investors in this offering.
The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2020	$
Decrease in pro forma net tangible book value per share
Pro forma net tangible book value per share as of December 31, 2020
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering		$
Dilution per share to new investors in this offering		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $           , and dilution per share to new investors by approximately $           , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $           per share and decrease (increase) the dilution to new investors by approximately $           per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock is exercised in full, our pro forma as adjusted net tangible book value per share after this offering would be $           , the increase in pro forma net tangible book value per share attributable to new investors would be $           and the dilution per share to new investors would be $           , in each case assuming an initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, on the pro forma as adjusted basis described above, as of December 31, 2020, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%	$	%	$
New investors
Total		100%		100%
The dilution information discussed above is illustrative only and will change based on the actual initial public offering price, the number of shares we sell and other terms of this offering that will be determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and the average price per share paid by new investors by $     million and $     per share, respectively. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the consideration paid by new investors and the average price per share paid by new investors by $     million and $      per share, respectively.
If the underwriters exercise their option to purchase additional shares of our common stock in full:
•the percentage of shares of common stock held by existing stockholders will decrease to approximately           % of the total number of shares of our common stock outstanding after this offering; and
•the number of shares held by new investors will increase to           , or approximately           % of the total number of shares of our common stock outstanding after this offering.
The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of December 31, 2020, after giving effect to the Preferred Stock Conversion and the Warrant Exercises, and exclude:
•          shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2020, at a weighted-average exercise price of $           per share, of which                 options were vested;
•up to           shares of our common stock issuable upon the exercise of the Series C Warrant, which will become exercisable for shares of our common stock upon the closing of this offering, at an exercise price of $           per share;
•up to           shares of our common stock issuable upon the exercise of the Newrow Warrant;
•                additional shares of our common stock reserved for issuances under our Existing Equity Plans as of December 31, 2020; and

•          shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.
To the extent any of the outstanding options or warrants described above are exercised, new options are issued or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all of the outstanding options or warrants described above had been exercised as of December 31, 2020, the pro forma as adjusted net tangible book value per share after this offering would be $           , and total dilution per share to new investors would be $           .

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
Set forth below are our selected historical consolidated financial data for the periods ending on and as of the dates indicated.
The consolidated statements of operations data for the years ended December 31, 2019 and 2020, and the consolidated balance sheet data as of December 31, 2019 and 2020 were derived from our audited consolidated financial statements included elsewhere in this prospectus.
Our historical results are not necessarily indicative of future results of operations. The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto, included elsewhere in this prospectus.

	Year ended December 31,
	2019	2020
	(dollar amounts in thousands except per share data)
Consolidated Statements of Operations Data:
Revenues:
Subscription	$84,725	$
Professional services	12,624
Total revenues	97,349
Cost of revenues:
Subscription	18,669
Professional services	16,949
Total cost of revenues	35,618
Gross profit	61,731
Operating expenses:
Research and development	24,216
Selling and marketing	25,515
General and administrative	14,779
Total operating expenses	64,510
Operating loss	2,779
Financial expenses (income), net	11,189
Loss before taxes on income	13,968
Provision for income taxes	1,604
Net loss	$15,572	$
Net loss per share(1):
Basic and diluted	$5.01	$
Weighted average shares of common stock used to compute net loss per share(1):
Basic and diluted	5,056,566
Pro forma net loss per share(1):
Basic and diluted		$
Weighted average shares of common stock used to compute pro forma net loss per share(1):
Basic and diluted

	As of December 31,
	2019	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,538	$
Working capital, excluding deferred revenue(2)	2,775
Total assets	72,818
Total debt (including current portion of long-term debt)(3)	47,700
Convertible preferred stock	1,921
Redeemable convertible preferred stock	155,550
Total stockholders’ (deficit) equity	$(210,281)	$
_______________
(1)See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our historical and pro forma basic and diluted net loss per share.
(2)We define working capital as total current assets minus total current liabilities.
(3)Total debt as of December 31, 2019 consisted of borrowings under our Existing Credit Facilities, net of unamortized issuance costs of $0.3 million. Total debt as of December 31, 2020 consisted of borrowings under our credit facilities, net of unamortized issuance costs of $           million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” Also see our audited consolidated financial statements included elsewhere in this prospectus, which include all recorded liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Historical Consolidated Financial Data” and our audited consolidated financial statements and related notes included elsewhere in the prospectus. This discussion includes forward-looking statements that involve risks, uncertainties, and assumptions that could cause actual results to differ materially from management’s expectations. Please see “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions relating to our forward-looking statements, as well as the information set forth under “Risk Factors.”
Overview
Our mission is to power any video experience, for any organization. Our Video Experience Cloud offers live, real-time, and on-demand video products, including Video Portal, Town Halls, Video Messaging, Meetings, Webinars and Virtual Events. We also offer specialized industry solutions, including LMS Video (Learning Management System), Lecture Capture and Virtual Classroom for educational institutions, as well as Cloud TV for media and telecom companies. Underlying our products and solutions is a broad set of live, real-time, and on-demand Media Services consisting of Application Programming Interfaces (“APIs”), Software Development Kits (“SDKs”), and experience components, as well as our Video Content Management System. Our Media Services are also used by other cloud platforms and companies to power video experiences and workflows for their own products. Our Video Experience Cloud is used by leading brands across all industries, reaching millions of users, at home, at school and at work, for communication, collaboration, training, marketing, sales, customer care, teaching, learning, and entertainment experiences. With our flexible offerings, customers can experience the benefits of video across a wide range of use cases, while customizing their deployments to meet their individual, dynamic needs.
Our business was founded in 2006. We launched our Media Services and Video Content Management System in 2008 and initially offered it as an Online Video Platform for online publishers and media companies. Since then, we have capitalized on our flexible and extendable platform architecture to expand into new products, industry solutions, and use cases:
•2009: Brought to market our LMS Video solution and began selling to educational institutions
•2011: Released our Video Portal product and started selling to enterprises
•2013: Expanded into live video with the launch of our Town Halls product
•2014: Launched our Cloud TV solution for media and telecom companies, following the acquisition of Tvinci Ltd., a leading provider of an OTT TV solution
•2017: Launched our Lecture Capture solution
•2018: Launched our Video Messaging product
•2018: Acquired certain of the assets of Rapt Media, Inc., an interactive personalized video startup
•2020: Added real time conferencing capabilities to our Media Services following the acquisition of Newrow, Inc., a video conferencing and collaboration platform
•2020: Released our Meetings, Webinars and Virtual Events products, as well as our Virtual Classroom solution
We generate revenue primarily through the sale of SaaS and PaaS subscriptions, and additional revenue from term license subscriptions. We also generate revenue through the sale of professional services associated with the implementation of deployments for new and existing customers.

We organize our business into two reporting segments: (i) Enterprise, Education, and Technology (“EE&T”); and (ii) Media and Telecom (“M&T”). These segments share a common underlying platform consisting of our API-based architecture, as well as unified product development, operations, and administrative resources.
•Enterprise, Education & Technology: Includes revenues from all of our products, industry solutions for education customers, and Media Services (except for media and telecom customers), as well as associated professional services for those offerings. These solutions are generally sold through our EE&T sales teams. Subscription revenues are primarily generated on a per full-time equivalent basis for on-demand and live products and solutions, per host basis for real-time-conferencing products and solutions, and per participant basis for the Virtual Events product (which intersects on-demand, live, and real-time-conferencing video). Contracts are generally 12 to 24 months in length. Billing is primarily done on an annual basis. The average time it takes to implement EE&T offerings ranges from three to six months.
•Media & Telecom: Includes revenues from our Cloud TV solutions and Media Services for media and telecom customers, as well as associated professional services for those offerings. These offerings are generally sold through our media and telecom sales team. Revenues are generated on a per end-subscriber basis for telecom customers, and on a per video play basis for media customers. Contracts are generally two to five years in length. Billing is generally done on a quarterly or annual basis. It generally takes from nine to 12 months to implement M&T offerings. The upfront resources required for implementation of our Cloud TV solutions generally exceed those of our other offerings, resulting in a longer period from initial booking to go-live and a higher proportion of professional services revenue as a percentage of overall revenue. Additionally, a higher proportion of revenue comes from customers who choose to license our offerings through private cloud and on premise deployments, which also impacts our gross margin. In the long-term, we expect the margins for this segment to improve due to the following: increasing the ratio of subscription revenue to professional services with scale, improved efficiencies of both production and professional services costs, and an increase in the proportion of revenues from media customers, which generally entail simpler deployments compared to telecom customers.
Reflected below is a summary of reportable segment revenue and reportable segment gross profit for the years ended December 31, 2019 and 2020.

	For the Year Ended December 31,
	2019	2020
	(in thousands)
Revenue
Enterprise, Education & Technology	$64,839
Media & Telecom	$32,510
Total Revenue	$97,349
Gross Profit
Enterprise, Education & Technology	$50,273
Media & Telecom	$11,458
Total Gross Profit	$61,731
We benefit from a land and expand strategy in which our customers increase their usage of our offerings and/or purchase additional offerings over time. Our ability to expand within our existing customer base is demonstrated by our Net Dollar Retention Rate. For the year ended December 31, 2019, our Net Dollar Retention Rate was 103%. We also grew our average ARR per customer by 21% in 2019 and by      % in 2020, demonstrating our ability to land new customers with higher spending levels and increase revenue from our existing customers.

For any given year, a large majority of our revenue comes from existing customers, with whom we are in active dialogue and tend to have visibility into their expected usage of our offerings. For the year ended December 31, 2019, 89% of our revenue came from customers who were with us as of December 31, 2017.
We focus our selling efforts on large organizations and sell our solutions primarily through direct sales teams and account teams. We currently have four direct sales teams, grouped by offering type and target customers, and we leverage reseller relationships globally to help market and sell our products to customers worldwide, especially in areas in which we have a limited presence. We are investing in initiatives to more efficiently reach new customers and expand our partnerships with existing ones. For example, we recently launched the option to purchase our Meetings, Webinars and Virtual Classroom offerings directly from our website, allowing us to reduce our cost of customer acquisition, drive additional opportunities to our direct sales team, reach smaller customers, and broaden our target market.
Our business benefits from attractive unit economics. For the year ended December 31, 2020, the lifetime value of our customers exceeded              times the associated cost of acquiring them. For any given period, we define lifetime value of our customers as annualized recurring revenue new bookings (ARR (as defined below) from both new customers from the beginning of the given period and upsells to existing customers), multiplied by the gross margin on our recurring revenue, divided by percent gross churn (the percentage of existing subscription revenue that was either downgraded or cancelled in a given period). To calculate customer acquisition unit costs, we divide our selling and marketing expense by the gross profit generated from recurring revenue new bookings. Moreover, while our EE&T and M&T segments have different gross margin profiles, we believe their unit economics are similar.
Impact of COVID-19
In December 2019, an outbreak of the COVID-19 disease was first identified and began to spread across the globe. In March 2020, the World Health Organization declared COVID-19 a pandemic, impacting many countries around the world, including where our end users and customers are located and the United States, Israel, United Kingdom, and Singapore where we have larger business operations. As a result of the COVID-19 pandemic, government authorities around the world have ordered schools and businesses to close, imposed restrictions on non-essential activities and required people to remain at home while instilling significant limitations on traveling and social gatherings.
In response to the pandemic, in the first quarter of 2020, we temporarily closed all of our offices, enabled our entire work force to work remotely and implemented travel restrictions for non-essential business. In the second quarter of 2020 we reopened select offices, however most of our employees continued to work remotely, a majority of whom continue to do so as of the date of this prospectus. The changes we have implemented to date have not materially affected and are not expected to materially affect our ability to operate our business, including our financial reporting systems.
In the second quarter of 2020, we experienced an increase in usage as people spent more time working and learning remotely due to the COVID-19 pandemic, thereby increasing demand from new and existing customers for our offerings, and contributing to an acceleration in our revenue growth when compared to prior periods. However, in some cases because the agreements for certain of our solutions, primarily in education, do not limit usage or increase pricing for usage in excess of a specified amount, the additional usage that we experienced in 2020 did not result in a corresponding increase in revenue. Additionally, in order to meet the needs of our customers in 2020, we accelerated our existing plans to move from our own data centers to a public cloud infrastructure in order to provide required stability, reliability, scalability, and elasticity. The combination of the increase in usage for certain of our solutions as described above, along with the migration from our own data centers to a public cloud infrastructure, contributed to a decrease in gross margins in 2020 to     % from 63% in 2019. We are still in the process of scaling our network infrastructure and anticipate incurring additional costs in 2021 related thereto.

Prior to the pandemic, the market demand for our solutions was growing at a robust rate, with numerous tailwinds for long-term growth, and that demand accelerated as a result of the pandemic. We believe that new and potential customers will continue to increase their use of video solutions across existing use cases such as remote working, teaching, marketing, and customer care, as well as nascent but growing use cases such as tele-services.
While the potential economic impact brought by, and the duration of, any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, is difficult to assess or predict, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity.
For additional information, see “Risk Factors—Risks Related to Our Business and Industry—The ongoing COVID-19 pandemic could adversely affect our business, financial condition and results of operations.”
Key Factors Affecting Our Performance
Expansion of our Platform
We believe our platform is ideally suited for expansion across solutions, industries, and use cases. We have demonstrated this over time with the expansion of our platform across products, industry solutions, and use cases. For example, in 2020, we entered the real-time conferencing market with the introduction of our Virtual Classroom industry solution, as well as our Webinars and Meetings products, focused on learning, training and marketing. We believe these products present a significant long-term opportunity, and we intend to harness our growing presence with them, among other recently introduced products such as Virtual Events. Additionally, we will continue to invest in new video products for training, communication and collaboration, sales, marketing and customer care, as we extend our platform into more industries. Following the success of our Cloud TV and education applications, we intend to launch applications for industries such as telehealth, retail, government and smart cities, among others. We also intend to enhance our Media Services offerings with additional core capabilities and invest in areas such as content creation, personalization and interactivity, content aggregation and syndication, AI and smart monetization. We also intend to add these capabilities into our existing and new products and industry solutions. Our results of operations may reflect sustained high levels of investments to drive increased customer adoption and usage.
Acquiring New Customers
We are focused on continuing to grow the number of customers that use our solutions. While over the last several years we have not materially increased our sales and marketing spend or number of direct sales representatives, we plan to increase our investment in sales and marketing in order to grow our customer base going forward. We intend to grow our base of field sales representatives and customer success managers, which we believe will drive both geographic and vertical expansion. Additionally, we are investing for the first time in inside sales and self-serve offerings and distribution channels. We believe this will enable us to efficiently acquire smaller customers across all industries – beyond enterprises into SMBs, beyond universities into K-12 schools, beyond tier 1 media and telecom companies to tier 2 and 3 media and telecom companies, and beyond providing Media Services to large technology companies to also addressing smaller technology firms and startups.
Increasing Revenue from Existing Customers
We believe we have the opportunity to increase sales within our existing customer base through increased usage of our platform and the cross-selling of additional products and solutions. For the year ended December 31, 2019, our Net Dollar Retention Rate was 103%, demonstrating our ability to expand within our existing customer base. In order for us to continue to increase revenue within our customer base, we will need to maintain engineering-level customer support and continue to introduce new products and features as well as innovative new use cases that are tailored to our customers’ needs.
Continued Investment in Growth
Although we have invested significantly in our business to date, we believe that we still have a significant market opportunity ahead of us. We intend to continue to make investments to support the growth and expansion of our business, to increase revenue, and to further scale our operations. We believe there is a significant opportunity to continue our growth. We plan to open offices internationally, hire sales and marketing employees in additional countries, and expand our presence in countries where we already operate. We expect to incur additional expenses as we expand to support this growth. Further, we expect to incur additional general and administrative expenses in connection with our transition to being a public company. We expect that our cost of revenue and operating expenses will fluctuate over time.
Key Financial and Operating Metrics
We measure our business using both financial and operating metrics. We use these metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments, and assess the near-term and long-term performance of our business. The key financial and operating metrics we use are:

	For the Year Ended December 31,
	2019	2020
	(dollar amounts in thousands)
Annualized Recurring Revenue	$94,396
Net Dollar Retention Rate	103%
Remaining Performance Obligations	$114,882
Annualized Recurring Revenue
We use Annualized Recurring Revenue (“ARR”) as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring customer contracts. We calculate ARR by annualizing our recurring revenue for the most recently completed fiscal quarter. Recurring revenues are generated from SaaS and PaaS subscriptions, as well as term licenses for software installed on the customer's premises (“On-Prem”). For the SaaS and PaaS components, we calculate ARR by annualizing the actual recurring revenue recognized for the latest fiscal quarter. For the On-Prem component for which revenue recognition is not ratable across the license term, we calculate ARR for each contract by dividing the total contract value (excluding professional services) as of the last day of the specified period by the number of days remaining in the contract term and then multiplying by 365. Recurring revenue excludes revenue from one-time professional services and setup fees. ARR is not adjusted for the impact of any known or projected future customer cancellations, upgrades or downgrades or price increases or decreases.
The amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades or downgrades, pending renewals, professional services revenue and acquisitions or divestitures. ARR should be viewed independently of revenue as it is an operating metric and is not intended to be a replacement or forecast of revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.
Net Dollar Retention Rate
Our Net Dollar Retention Rate, which we use to measure our success in retaining and growing recurring revenue from our existing customers, compares our recognized recurring revenue from a set of customers across comparable periods. We calculate our Net Dollar Retention Rate for a given period as the recognized recurring revenue from the latest reported fiscal quarter from the set of customers whose revenue existed in the reported fiscal quarter from the prior year (the numerator), divided by recognized recurring revenue from such customers for the same fiscal quarter in the prior year (denominator). We consider subdivisions of the same legal entity (for example, divisions of a parent company or separate campuses that are part of the same state university system) to be a single customer for purposes of calculating our Net Dollar Retention Rate. Our calculation of Net Dollar Retention Rate for any fiscal period includes the positive recognized recurring revenue impacts of selling new services to existing customers and the negative recognized recurring revenue impacts of contraction and attrition among this set of customers. Our Net Dollar Retention Rate may fluctuate as a result of a number of factors, including the growing level of our revenue base, the level of penetration within our customer base, expansion of products and features, and our ability to retain our customers. Our calculation of Net Dollar Retention Rate may differ from similarly titled metrics presented by other companies.
Remaining Performance Obligations
Remaining Performance Obligations represents the amount of contracted future revenue that has not yet been delivered, including both subscription and professional services revenues. Remaining Performance Obligations consists of both deferred revenue and contracted non-cancelable amounts that will be invoiced and recognized in future periods. As of December 31, 2020, our Remaining Performance Obligations was $           , which consists of both billed consideration in the amount of $           million and unbilled consideration in the amount of $           million that we expect to invoice and recognize in future periods. We expect to recognize           % of our Remaining Performance Obligations as revenue in the year ending December 31, 2021, and the remainder thereafter, in each case, in accordance with our revenue recognition policy; however, we cannot guarantee that any portion of our Remaining Performance Obligations will be recognized as revenue within the timeframe we expect or at all.
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe that Adjusted EBITDA and Adjusted EBITDA margin, non-GAAP financial measures, are useful in evaluating the performance of our business.
We define EBITDA as net profit (loss) before interest expense, net, provision for income taxes and depreciation and amortization expense. Adjusted EBITDA is defined as EBITDA (as defined above) excluding non-cash stock-based compensation expense. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by total revenue.
EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance, are not defined by or presented in accordance with GAAP, and should not be considered in isolation or as an alternative to net profit (loss) or any other performance measure prepared in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA margin are presented because we believe that they provide useful supplemental information to investors and analysts regarding our operating performance and are frequently used by these parties in evaluating companies in our industry. By presenting Adjusted EBITDA and Adjusted EBITDA margin, we provide a basis for comparison of our business operations between periods by excluding items that we do not believe are indicative of our core operating performance. We believe that investors' understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. Additionally, our management uses Adjusted EBITDA and Adjusted EBITDA margin as supplemental measures of our performance because they assist us in comparing the operating performance of our business on a consistent basis between periods, as described above.
Although we use EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as described above, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have significant limitations as analytical tools. See the section of this prospectus captioned “Prospectus Summary—Summary Historical Consolidated

Financial and Other Data” for a discussion of the limitations of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable GAAP performance measure, for the periods presented.
Components of Our Results of Operations
Revenue
Subscriptions
Our revenues are mainly comprised of revenue from SaaS and PaaS subscriptions. SaaS and PaaS subscriptions provide access to our Video Experience Cloud which powers all types of video experiences: live, real-time, and on-demand video. We provide access to our platform either as a cloud-based service, which represent most of our SaaS and PaaS subscriptions, or, less commonly, as a license to software installed on the customer's premises. Revenue from SaaS and PaaS subscriptions is recognized ratably over the time of the subscription, beginning from the date on which the customer is granted access to our Video Experience Cloud. Revenue from the sale of a term license is recognized at a point in time in which the license is delivered to the customer. Revenue from post-contract services included in On-Prem projects is recognized ratably over the time of the post-contract services.
Professional Services
Our revenue also includes professional services, which consist of consulting, integration and customization services, technical solution services and training related to our video experience. In some of our arrangements, professional services are accounted for as a separate performance obligation, and revenue is recognized upon rendering the service. In some of our SaaS and PaaS subscriptions, we determined that the professional services are solely set up activities that do not transfer goods or services to the customer and therefore are not accounted for as a separate performance obligation and are recognized ratably over the time of the subscription.
Cost of Revenue
Cost of subscriptions and professional services revenues primarily consist of costs related to supporting and hosting our product offerings and delivering our professional services. These costs include salaries, benefits, incentive compensation and stock-based compensation expenses related to the management of our data centers, our customer support team and our professional services staff. In addition to these expenses, we incur third-party service provider costs, such as cloud infrastructure, data center and content delivery network expenses, rent expenses, depreciation expenses and amortization of acquired intangible assets. We allocate overhead costs such as rent, utilities and supplies to all departments based on relative headcount. As such, general overhead expenses are reflected in the cost of revenue in addition to each operating expense category.
The costs associated with providing professional services are significantly higher as a percentage of related revenue than the costs associated with delivering our subscriptions due to the labor costs of providing professional services. As such, the implementation and professional services costs relating to an arrangement with a new customer are more significant than the costs to renew an existing customer’s license and support arrangement.
Cost of revenue increased in absolute dollars and as a percentage of total revenue from 2019 to 2020.
Gross Margins
Gross margins have been and will continue to be affected by a variety of factors, including the average sales price of our products and services, volume growth, the mix of revenue between SaaS and PaaS subscriptions, software licenses, maintenance and support and professional services, onboarding of new Cloud TV customers, hosting of major Virtual Events and changes in cloud infrastructure and personnel costs. In particular, the gross margins in our M&T segment are negatively impacted due to the resources required for implementation of our Cloud TV solutions, which generally exceed those of our other offerings, resulting in a longer period from initial booking to go-live and a higher proportion of professional services revenue as a percentage of overall revenue. Additionally, a higher proportion of revenue comes from customers who choose to license our offerings through private cloud and on premise deployments, which also impacts our gross margin. In the long-term, we expect the margins for this segment to improve due to the following: increasing the ratio of subscription revenue to professional services with scale, improved efficiencies of both production and professional services costs, and an increase in the proportion of revenues from media customers, which generally entail simpler deployments compared to telecom customers. However, in the near and medium term, our gross margins in our M&T segment will vary from period to period based on the onboarding of new customers, as well as the timing and aggregate usage of our solutions by such customers. For the year ended December 31, 2019, our gross margins were 63% (78% for subscriptions and (34)% for professional services). For the same period for our EE&T segment, gross margins were 78% (87% for subscriptions and (90)% for professional services), and for our M&T segment, gross margins were 35% (54% for subscriptions and (13)% for professional services).
In the second quarter of 2020, we experienced an increase in usage as people spent more time working and learning remotely due to the COVID-19 pandemic, thereby increasing demand from new and existing customers for our offerings, and contributing to an acceleration in our revenue growth when compared to prior periods. However, in some cases because the agreements for certain of our solutions, primarily in education, do not limit usage or increase pricing for usage in excess of a specified amount, the additional usage that we experience in 2020 did not result in a corresponding increase in revenue. Additionally, in order to meet the needs of our customers in 2020, we accelerated our existing plans to move from our own data centers to a public cloud infrastructure in order to provide required stability, reliability, scalability, and elasticity. The combination of the increase in usage for certain of our solutions as described above, along with the migration from our own data centers to a public cloud infrastructure, contributed to a decrease in gross margins in 2020 to           % from 63% in 2019. We are still in the process of scaling our network infrastructure and anticipate incurring additional costs in 2021 related thereto.
Operation Expenses
Research and Development
Our research and development expenses consist primarily of costs incurred for personnel-related expenses for our technical staff, including salaries and other direct personnel-related costs. Additional expenses include consulting and professional fees for third-party development resources. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions. Subsequent costs incurred for the development of future upgrades and enhancements, which are expected to result in additional functionality, may qualify for capitalization under internal-use software and therefore may cause research and development expenses to fluctuate.
Selling and Marketing Expenses
Our selling and marketing expenses consist primarily of personnel related costs for our sales and marketing functions, including salaries and other direct personnel-related costs. Additional expenses include marketing program costs and amortization of acquired customer relationships intangible assets. We expect our selling and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate that selling and marketing expenses will increase as a percentage of revenue in the near and medium-term.

General and Administrative Expenses
Our general and administrative expenses consist primarily of personnel-related costs for our executive, finance, human resources, information technology and legal functions, including salaries and other direct personnel-related costs. We expect general and administrative expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and as a result of our becoming a public company.
Interest Expense, Net
Interest expense, net consists of interest expense accrued or paid on our indebtedness, change in the warrants fair value, net of interest income earned on our cash balances. We expect interest expense to vary each reporting period depending on the amount of outstanding indebtedness and prevailing interest rates.
We expect interest income will vary in each reporting period depending on our average cash balances during the period and applicable interest rates.
Provision for Income Taxes
We are subject to taxes in the United States as well as other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax. Due to cumulative losses, we maintain a valuation allowance against our deferred tax assets. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. Realization of our U.S. deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.
Results of Operations
The following tables summarize key components of our results of operations for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

Comparison of the Years Ended December 31, 2019 and 2020

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Revenue:
Enterprise, Education & Technology	$64,839	$	$	%
Media & Telecom	32,510
Total revenue	97,349
Cost of sales	35,618
Total gross profit	61,731
Operating expenses:
Research and development expense	24,216
Selling and marketing expense	25,515
General and administrative expenses	14,779
Total operating expenses	64,510
Loss from operations	(2,779)
Interest expense, net	11,189
Loss before provision for income taxes	(13,968)
Provision for income taxes	1,604
Net loss	$(15,572)	$	$	%
Segments
We manage and report operating results through two reportable segments:
•Enterprise, Education & Technology (67% of 2019 revenue and           % of 2020 revenue): Our EE&T segment represents revenues from our products, industry solutions for education customers, and Media Services (except for M&T customers), as well as associated professional services for those offerings.
•Media & Telecom (33% of 2019 revenue and           % of 2020 revenue): Our M&T segment represents revenues from our Media Services and Cloud TV solutions that are sold to media and telecom operators.

Enterprise, Education & Technology
The following table presents our EE&T segment revenue and gross profit (loss) for the years indicated:

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Enterprise, Education & Technology revenue:
Subscription revenue	$61,376	$	$	%
Professional services revenue	$3,463	$	$	%
Total Enterprise, Education & Technology revenue	$64,839	$	$	%

Enterprise, Education & Technology gross profit:
Subscription gross profit	$53,374	$	$	%
Professional services gross loss	$(3,101)	$	$	%
Total Enterprise, Education & Technology gross profit	$50,273	$	$	%
Enterprise, Education & Technology Revenue
Total EE&T revenue increased by $           million, or           %, to $           million for the year ended December 31, 2020, from $64.8 million in 2019. This increase was attributable primarily to           new customers contributing approximately $           million and $           million from existing customers.
EE&T subscription revenue increased by $          million, or          %, to $          million for the year ended December 31, 2020, from $61.4 million in 2019.
EE&T professional services revenue increased by $          million, or          %, to $           million for the year ended December 31, 2020, from $3.5 million in 2019.
Enterprise, Education & Technology Gross Profit
EE&T gross profit increased by $           million, or           %, to $           million for the year ended December 31, 2020, from $50.3 million in 2019. This increase was mainly due to           .
EE&T subscription gross profit increased by $           million, or      %, to $           million for the year ended December 31, 2020, from $53.4 million in 2019.
EE&T professional services gross loss decreased by $           million, or %, to $           million for the year ended December 31, 2020, from $(3.1) million in 2019.

Media & Telecom
The following table presents our M&T segment revenue and gross profit for the years indicated:

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Media & Telecom revenue:
Subscription revenue	$23,349	$	$	%
Professional services revenue	$9,161	$	$	%
Total Media & Telecom revenue	$32,510	$	$	%

Media & Telecom gross profit:
Subscription gross profit	$12,682	$	$	%
Professional services gross loss	$(1,224)	$	$	%
Total Media & Telecom gross profit	$11,458	$	$	%
Media & Telecom Revenue
M&T revenue increased by $          million, or          %, to $          million for the year ended December 31, 2020, from $32.5 million in 2019. This increase was attributable primarily to           new customers contributing approximately $          million and $          million from existing customers.
M&T subscription revenue increased by $          million, or          %, to $          million for the year ended December 31, 2020, from $23.3 million in 2019.
M&T professional services revenue increased by $          million, or          %, to $          million for the year ended December 31, 2020, from $9.2 million in 2019.
Media & Telecom Gross Profit
M&T gross profit increased by $           million, or           %, to $           million for the year ended December 31, 2020, from $11.5 million in 2019. This increase was mainly due to            .
M&T subscription gross profit increased by $           million, or     %, to $           million for the year ended December 31, 2020, from $12.7 million in 2019.
M&T professional services gross loss           by $           million, or      %, to $           million for the year ended December 31, 2020, from $(1.2) million in 2019.
Operating Expenses
Research and Development expenses

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Employee compensation	$18,839	$	$	%
Subcontractors and Consultants	2,718
Other	2,659	$	$	%
Total research and development expenses	$24,216	$	$	%
Research and development expenses increased by $           million, or           %, to $           million for the year ended December 31, 2020, from $24.2 million in 2019. The increase was primarily due to an $

          increase in compensation related to higher employee headcount and an $           increase in subcontractors and consultants expenses.
Selling and Marketing expenses

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Employee compensation & commission	$18,589	$	$	%
Marketing expenses	2,156
Travel and entertainment	2,148
Other	2,622	$	$	%
Total selling and marketing expenses	$25,515	$	$	%
Selling and marketing expenses increased by $           million, or           %, to $           million for the year ended December 31, 2020, from $25.5 million in 2019. The increase was primarily due to an $           increase in compensation related to higher headcount, an $           increase in commission expense and an $           increase in marketing expenses mainly due to a single large event. The increase was partially offset by an $            decrease in travel and entertainment expense due to ongoing COVID-19 pandemic.
General & Administrative

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Employee compensation	$9,986	$	$	%
Professional fees and insurance	978
Travel and entertainment	658
Other	3,157	$	$	%
Total general and administrative expenses	$14,779	$	$	%
General and administrative expenses increased by $           million, or           %, to $           million for the year ended December 31, 2020, from $14.8 million in 2019. The increase was primarily due to an $           increase in compensation related to higher headcount and an $           increase in professional fees and insurance mainly related to various legal fees, offset in part by an $           decrease in travel and entertainment expense due to the ongoing COVID-19 pandemic.
Interest Expense, net
Interest expense, net increased by $           million, or           %, to $           million for the year ended December 31, 2020, from $11.2 million in 2019. The increase was primarily due re-measurement of warrants to fair value.
Provision for Income Taxes
Provision for income taxes increased by $           million, to $           million for the year ended December 31, 2020, from $1.6 million in 2019, representing an effective tax rate of           % in 2020 and (11)% in 2019. The increase in the effective tax rate for 2020 was due primarily to                  .

Liquidity and Capital Resources
Overview
Since our inception, we have financed our operations primarily through net cash provided by operating activities, equity issuances, and borrowings under our long-term debt arrangements. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. Our principal sources of liquidity following this offering are expected to be our cash and borrowings available under the revolving credit facility we expect to enter into following the refinancing of our Existing Credit Facilities, as described below under “—Credit Facilities” (the “New Revolving Credit Facility”). As of December 31, 2019, we had cash of $26.5 million and $2.0 million available for borrowing under our Existing Revolving Credit Facility.
We believe that our net cash provided by operating activities, cash on hand and availability under our Existing Revolving Credit Facility (and, following the refinancing of such facility, our New Revolving Credit Facility) will be adequate to meet our operating, investing and financing needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Risk Factors” and “—Key Factors Affecting Our Performance.”
If necessary, we may borrow funds under our Existing Revolving Credit Facility (and, following the refinancing of such facility, our New Revolving Credit Facility) to finance our liquidity requirements, subject to customary borrowing conditions. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. In particular, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.
Credit Facilities
In February 2011, we entered into a loan and security agreement with a financial institution which, as of December 31, 2019, provided for a $20.0 million revolving credit facility (the “Existing Revolving Credit Facility”). The Existing Revolving Credit Facility is scheduled to mature on December 27, 2020, and borrowings thereunder accrue interest at a floating rate per annum equal to the prime rate then in effect, payable on a monthly basis. As of December 31, 2019, we had approximately $18.0 million of borrowings outstanding under the Existing Revolving Credit Facility and approximately $2.0 million of unused borrowing availability. The interest rate then in effect was 4.75%. In February 2020, we borrowed an additional $2.0 million under the Existing Revolving Credit Facility. In April 2020, we amended the agreement governing the Existing Revolving Credit Facility which, among other things, increased the applicable interest rate per annum to the greater of (x) 0.5% above the prime rate, and (y) 4.75%.
In April 2012, we entered into a loan and security agreement with an additional financial institution which, as subsequently amended and restated, provided for term loans in an aggregate principal amount of $30.0 million (the “Existing Term Loan Facility” and, together with the Existing Revolving Credit Facility, the “Existing Credit Facilities”). The Existing Term Loan Facility is scheduled to mature on October 31, 2023, and borrowings thereunder accrue interest at a rate per annum equal to the base rate (defined as the greater of (x) the highest prime rate in effect during the applicable month, and (y) 2.50% above the highest three-month LIBOR rate in effect during the applicable month) plus a margin of 4.50%, subject to a 9.50% floor and a 12.00% maximum, payable on a monthly basis. As of December 31, 2019, we had approximately $29.7 million outstanding under the Existing Term Loan Facility (net of unamortized issuance costs of $0.3 million), and the interest rate then in effect was 9.5%.

We currently intend to terminate all outstanding commitments under the Existing Credit Facilities and to refinance the amounts outstanding thereunder by entering into a new credit agreement with one of our existing lenders, which will provide for new term loan and revolving credit facilities (together, the “New Credit Facilities”). We will describe the material terms of our New Credit Facilities in a subsequent amendment to the registration statement of which this prospectus forms a part.
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash provided by operating activities	$370	$
Net cash used in investing activities	(2,732)
Net cash provided by financing activities	300
Net decrease in cash, cash equivalents, and restricted cash	(2,062)
Cash, cash equivalents, and restricted cash at beginning of period	29,206
Cash, cash equivalents and restricted cash at end of period	$27,144	$
Operating Activities
Net cash flows provided by operating activities             by $           million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to $           million in incremental net loss after reconciling adjustments and certain changes in working capital accounts of $           million, reflecting           .
Investing Activities
Net cash flows used in investing activities           by $           million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to                  .
Financing Activities
Net cash flows provided by financing activities             by $           million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to                  .
Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments Due by Year
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations(1)	$55,710	$23,403	$32,307	$—	$—
Operating lease obligations(2)	3,082	1,803	1,279	—	—
Capital lease obligations(3)	4,287	2,481	1,806	—	—
Purchase obligations(4)	5,287	5,003	284	—	—
Total	$68,366,000	$32,690,000	$35,676,000	$—	$—

______________
(1)Represents borrowings outstanding under our Existing Credit Facilities as of December 31, 2019, together with estimated interest payments thereon based on the interest rates in effect for such indebtedness as of December 31, 2019. See “—Liquidity and Capital Resources—Credit Facilities.”
(2)Represents minimum lease payments under our non-cancelable operating leases for certain real property and equipment.
(3)Represents minimum lease payments under capital leases together with estimated interest payments thereon based on the interest rates in effect as of December 31, 2019
(4)Purchase obligations represent total future minimum payments under contracts with our cloud infrastructure provider, marketing related activities and other vendors.
We reported other liabilities of $2.7 million in our consolidated balance sheet at December 31, 2019, which principally consists of unrecognized tax benefits (see Note 13 to our consolidated financial statements included elsewhere in this prospectus). We have excluded these liabilities from the contractual obligations table above. A variety of factors could affect the timing of payments for the liabilities related to unrecognized tax benefits. Therefore, we cannot reasonably estimate the timing of such payments.
The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.
Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements as of December 31, 2019.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.
We believe that the accounting policies described below require management’s most difficult, subjective or complex judgments. Judgments or uncertainties affecting the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. See Note 2 to the audited consolidated financial statements included elsewhere in this prospectus for additional information regarding these and our other significant accounting policies.
Revenue recognition
On January 1, 2019, we adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method applied to those contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASU No. 2014-09.
We provide subscriptions to our Video Experience Cloud, which powers live, real-time and on-demand video experiences. We provide access to our platform either as a cloud-based service (“SaaS and PaaS”) or, less commonly, as On-Prem.

Revenue from SaaS and PaaS subscriptions is recognized ratably over the time of the subscription, beginning from the date in which the customer is granted access to the subscription. Revenue from the sale of a term license is recognized at a point in time in which the license is delivered to the customer.
Revenue from post-contract services (“PCS”) included in On-Prem projects is recognized ratably over the time of the PCS.
In some of our arrangements, professional services are accounted for as a separate performance obligation, and revenue will be recognized upon rendering the service. However, in some of our SaaS and PaaS arrangements we determined that the professional services are solely set up activities that do not transfer goods or services to the customer and therefore are not accounted for as a separate performance obligation.
Our contracts usually include a fixed amount of consideration, as well as variable consideration for overage usage that, in most cases, is not considered probable at the inception of the contract. In addition, we have elected to apply the practical expedient for financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.
When applicable, we allocate the transaction price between the separate performance obligations according to their standalone selling price (“SSP”) which is based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we estimate the SSP taking into account available information, including, but not limited to, pricing practices, market conditions and the economic life of the software.
We receive payments from customers based upon contractual billing schedules, usually net 30 days from the invoice date.
We record accounts receivable and related contract liabilities for non-cancelable contracts with customers when the right to consideration is unconditional.
Contract costs
Some of the sales commissions and bonuses earned by our employees and management are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions and bonuses for new contracts are deferred and then amortized on a straight-line basis over a period of benefit that we have estimated to be five years. This period of benefit was determined by taking into consideration the technology's useful life and other factors. Sales bonuses for renewal contracts are deferred and then amortized on a straight-line basis over the related contractual renewal period. We classify deferred product costs as current or long-term based on the timing of when we expect to recognize the expense.
Amortization of sales commissions are consistent with the pattern of revenue recognition of each performance obligation and are included mainly in selling and marketing expenses in the consolidated statements of operations. We chose to apply the practical expedient in ASC Topic 606 to expense costs as incurred for sales commissions when the amortization period would have been one year or less.
We capitalize costs incurred to fulfill its contracts when the costs relate directly to a contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenue generated under the contract. Costs to fulfill contracts are expensed to cost of revenue on a straight-line basis over a period of five years.
Stock-based compensation
We account for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service periods in our consolidated statements of comprehensive income.
We selected the Black-Scholes option-pricing model as the most appropriate fair value method for its option awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair value of our common stock, the expected stock price volatility, expected option term, risk-free interest rates and expected dividend yield.
The fair value of common stock underlying the options has historically been determined by management and our board of directors. Because there has been no public market for our common stock, our board of directors has determined fair value of a share of common stock at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of stock capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange. Our board of directors determined the fair value of our common stock based on valuations performed using the OPM for the year ended December 31, 2019.
We recognize compensation cost for options and stock awards that have a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.
Common stock valuation
The fair value of common stock was determined by our board of directors, with input from management, and taking into account the most recent valuation from an independent third-party valuation specialist. These valuations were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment. Numerous objective and subjective factors were considered in the determination of the fair value of our common stock as of the date of each option grant, including the following factors:
•contemporaneous valuations performed at periodic intervals by an independent third-party specialist;
•the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale;
•the liquidation preferences, rights, and privileges of our preferred stocks relative to our common stock;
•the nature and history of our business;
•the general economic conditions and our industry outlook;
•our overall financial condition;
•our earning capacity;
•our dividend history;
•the existence of goodwill or other intangible value within our business;
•the prior sales of interests in the business and the size of the interest being valued;
•the market price of equity interest in companies engaged in the same or a similar lines of business; and
•adjustments necessary to recognize a lack of marketability of the common stock.

In valuing our common stock, absent an arm’s-length current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and market approach.
The income approach estimates value based on the expectation of future cash flows that the company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and are adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation.
The market approach estimates value based on a comparison of the company to comparable public companies in a similar line of business. From the comparable companies, representative market value multiples are determined and then applied to the Company’s financial results to estimate the Company’s value.
The resulting equity value was then allocated to each share class using an Option Pricing Model (“OPM”). Under the OPM, preferred and common stock are treated as a series of call options, with the preferred stocks having an exercise price based on the liquidation preference of the respective preferred share. The OPM operates through a series of Black-Scholes-Merton option pricing models, with the exercise prices of the options representing the upper and lower bounds of the proceed ranges that a security holder would receive upon a liquidity event. The strike prices occur at break points where the allocation of firm value changes among the various security holders. The common stock are presumed to have value only if funds available for distribution to shareholders exceed the value of the respective liquidation preferences at the time of a liquidity event.
Beginning in July 2016, we used a hybrid approach whereby we used an OPM to model the proceeds to the various shares, options, and warrants in case of a sale. As preferred shares convert to common shares in case of an initial public offering, we used a fully-diluted share analysis, taking into account in-the-money options and warrants, to model the proceeds to the various securities in case of an initial public offering. In each period, we estimated the likelihood of a liquidity event taking the form of an initial public offering rather than a sale and weighted the results of the two analyses accordingly.
Beginning in June 2019, we continued using a hybrid approach with a separate analysis for an initial public offering exit and sale exit. For the initial public offering analysis, we built a separate OPM, assuming the conversion of preferred shares and using breakpoints that reflected the expected exercise of options and warrants.
For each valuation date, after the common stock value was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the common stock on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair value. The discount for lack of marketability was determined using a put option as a proxy for measuring discounts for lack of marketability of securities.
We also considered any secondary transactions involving our capital shares. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include:
•transaction volume;
•proximity in time to other transactions as well as the valuation date;
•frequency of similar transactions;
•whether the transactions occurred between willing and unrelated parties; and

•whether the transactions involved parties with sufficient access to our financial; information from which to make an informed decision on price.
Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Upon the closing of this offering, our common stock will be publicly traded, and we will rely on the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock.
Recent Accounting Pronouncements
Please see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for information regarding recent accounting pronouncements.
Jumpstart Our Business Startups Act of 2012
Under the JOBS Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. We meet the definition of an “emerging growth company” and have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.
Foreign Currency and Exchange Risk
Our revenue and expenses are primarily denominated in U.S. dollars. Our functional currency is the U.S. dollar. Our sales are mainly denominated in U.S. dollars and Euros. A significant portion of our operating costs are in Israel, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and Euros. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS. We do not hedge against currency risk. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results due to NIS of $5 million and $           million and due to Euros of $2.7 million and $           million for the years ended December 31, 2019 and 2020, respectively.
Interest Rate Risk
As of December 31, 2019 and 2020, we had outstanding floating rate debt obligations of $48 million and $           million, respectively (consisting, in each case, of the outstanding principal balance under our credit facilities). Accordingly, fluctuations in market interest rates my increase or decrease our interest expense which will, in turn, increase or decrease our net income and cash flow. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. At this time, we do not use derivative instruments to mitigate our interest rate risk. A hypothetical 10% change in interest rates during the years presented would have resulted in a change to annual interest expense of $0.4 million and $           million for the years ended December 31, 2019 and 2020, respectively.
Impact of Inflation
While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition and results of operations.

BUSINESS
This summary highlights information contained elsewhere in this prospectus and may not contain all of the information you should consider before investing in our common stock. Before making an investment decision, you should read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere herein. You should also carefully consider the information set forth under “Risk Factors” beginning on page 19. In addition, certain statements in this prospectus include forward-looking information that is subject to risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”
In this prospectus, unless the context otherwise requires or where otherwise indicated, the terms “we,” “us,” “our,” the “Company” and “Kaltura” refer to Kaltura, Inc., together with its consolidated subsidiaries as a combined entity.
Overview
Our mission is to power any video experience, for any organization. Our Video Experience Cloud offers live, real-time, and on-demand video products including Video Portal, Town Halls, Video Messaging, Meetings, Webinars and Virtual Events. We also offer specialized industry solutions, including LMS Video (Learning Management System), Lecture Capture and Virtual Classroom for educational institutions, as well as Cloud TV for media and telecom companies. Underlying our products and solutions is a broad set of live, real-time, and on-demand Media Services consisting of Application Programming Interfaces (“APIs”), Software Development Kits (“SDKs”), and experience components, as well as our Video Content Management System. Our Media Services are also used by other cloud platforms and companies to power video experiences and workflows for their own products. Our Video Experience Cloud is used by leading brands across all industries, reaching millions of users, at home, at school and at work, for communication, collaboration, training, marketing, sales, customer care, teaching, learning, and entertainment experiences. With our flexible offerings, customers can experience the benefits of video across a wide range of use cases, while customizing their deployments to meet their individual, dynamic needs.
Video is everywhere. It has become a driving force for online interactions and engagement, and has revolutionized how we communicate, work, learn, and entertain. According to Cisco’s Visual Networking Index, 82% of the world’s internet protocol (“IP”) traffic will be IP video by 2022. For businesses, video sits at the heart of digital transformation, with organizations increasingly embracing video solutions to better engage with customers and employees. Video adoption has been further fueled by the availability of broadband, increased penetration of smartphones, rise of over-the-top streaming (“OTT”) and cloud technologies, consumerization of enterprise technology, elevation of video to strategic and mission-critical use cases, the entry of younger professionals into the workforce and the growth in remote and distributed workforces. Furthermore, we believe the COVID-19 pandemic has accelerated the use and adoption of video.
Our vision and technology are differentiated in the market, addressing video as a unique data type that can, and should be, handled by a unified horizontal technology stack that powers all live, real-time, and on-demand video use cases while avoiding silos and disjointed workflows, and maximizing engagement, interactivity and the collection of data. To do so, we developed a wide array of Media Services that empower the building of any live, real-time and on-demand video experiences, and assembled with them our broad portfolio of video products for communication, collaboration, training, sales, marketing, and customer care, as well as our specialized industry solutions, currently for education and media and telecom companies.
In the trailing twelve months ending September 30, 2020, we believe our products and solutions engaged over 100 million end users at home, at work, and at school. During this period, our customers delivered over 13 billion media streams via our platform to end users in over 150 countries. As of

September 30, 2020, we had more than 15 million authenticated users and had grown our repository of media assets to over 100 million.
Our Video Experience Cloud powers a wide array of video applications across industries and use cases. Our core offerings consist of various Software-as-a-Service (“SaaS”) products and solutions and a Platform-as-a-Service (“PaaS”) offering, including:
•Video Products – Video Portal, Town Halls, Video Messaging, Meetings, Webinars and Virtual Events. Customers leverage these products for video-based communication, collaboration, training, and customer experience (marketing, sales, and customer care).
•Video Industry Solutions – LMS Video (Learning Management System), Lecture Capture and Virtual Classroom for educational institutions to support and enhance in-class and remote teaching and learning. We also offer a Cloud TV platform for media companies and telecom operators, allowing them to provide OTT advertising and subscription-based live and on-demand TV services for entertainment experiences.
•Media Services – Live, real-time, and on-demand video APIs, SDKs, and experience components as well as a video content management system that govern the entire lifecycle of video, enabling customers to build any video experience and workflow. Our Media Services also serve as a foundation for our products and industry solutions. Our APIs and SDKs address: media ingestion, creation, editing, files transcoding, live transcoding, real-time video, publishing, streaming, distribution, recording and scheduling, video enrichment, search, management, monitoring, engagement, video and image transformation, access control, user management, analytics, multi-tenancy, security, digital rights management, and media repurposing at scale. Our experience components include video player, video editor, video accessibility tools, video capture tools, large files upload SDKs, interactive video editor, quizzing, hot-spots, polling, native mobile and TV SDKs, video applications framework, embedded live stream app, and embedded WebRTC meeting components.
As of September 30, 2020, we had over 1,000 enterprise customers from a wide range of industries. Among our customers are 25 of the US Fortune 100, more than 50% of U.S. R1 educational institutions, including seven of the eight Ivy League schools and some of the largest global media companies and telecom operators. Most of our top customers leverage several Kaltura products for a range of use cases across their organization.
To date, we have invested primarily in increasing the scope and depth of our offerings. At the same time, we have accelerated our revenue growth from 12% in 2018 to 18% in 2019. We have accomplished this growth without materially increasing our sales and marketing spend over the same period. Additionally, for the year ended December 31, 2019, we generated a net loss of $15.6 million and had Adjusted EBITDA of $4.0 million following negative Adjusted EBITDA in both 2017 and 2018. See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” for a discussion of the limitations of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP performance measure. We have also demonstrated attractive unit economics; we estimate that for the year ended December 31, 2020, the lifetime value of our customers exceeded              times the cost of acquiring them. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” for additional information on how we calculate the lifetime value of our customers and the cost of acquiring them.
Our platform provides a differentiated and comprehensive value proposition for our customers. Additionally, we believe the demand for video offerings has reached an inflection point, with several trends driving strong demand for video applications. We intend to continue expanding our Video Experience Cloud with new Media Services, as well as new products and industry solutions. We also plan to increase our sales and marketing investment to capture the significant market opportunity ahead of us, including increasing the size and reach of our direct sales team, and investing in self-serve products and channel partnerships to expand our presence with smaller customers across all industries.
Key Trends Impacting the Video Market
The nature of video consumption has transformed in recent years. Several major trends have played a role in this evolution:
•Availability of Broadband: The availability of internet-based services has increased in recent years, with global telecom operators increasing investment in next-generation mobile networks to reach previously underpenetrated regions and enhance performance in existing ones. This, coupled with the decreasing price of broadband, has accelerated the use of internet-based services such as video across a global audience.
•Broad Penetration of Smartphones: Billions of people around the world use smartphones today, equipped with sophisticated technology which allow them to create, watch, and transmit video anytime and anywhere.
•Rise of OTT and Cloud Technologies: Television has left its original home within cable and satellite networks and TV set-top boxes and is now being delivered from the cloud as an internet-based service to any device. OTT video technology has enabled content providers to bypass the traditional distribution value chain and reach consumers directly without relying on network owners as the middleman.
•Consumerization of Enterprise Technology: Employees in today’s businesses expect consumer-like experiences with enterprise technology, expanding their use case of technology at work from simply exchanging information and data, to interacting, socializing, and learning. This has accelerated the use of video for both internal and external use cases, including for example the use of Video Portal, Town Halls, Video Messaging, Meetings, Webinars and Virtual Events.
•Elevation of Video to Strategic and Mission-Critical Use Cases: Video has transcended its initial use for entertainment to become a mission-critical tool leveraged by organizations across all industries. This includes companies adding video experiences to their own products and services. For example, healthcare providers are increasingly turning to video to engage with patients, prescribe medications, and deliver treatments.
•Heightened Focus on Customer and Employee Engagement: Businesses today are focused on finding new and creative ways to connect with their customers and employees. Management teams are pushing to develop new applications and services which maximize the use of data and analytics to create interactive, personalized solutions and drive engagement. According to a survey performed by Hubspot in 2017, video on landing pages is capable of increasing conversion rates by over 80%, and 90% of customers say videos help them make buying decisions.
•COVID-19 Pandemic Accelerating Preexisting Trends: We believe the COVID-19 pandemic has accelerated the use of video for numerous use cases, including remote learning, remote work, virtual events, remote healthcare, consumer communication, e-commerce and online entertainment. According to a survey performed by McKinsey in July-August 2020, the amount of revenue attributable to video-related interactions has increased by 69% since April 2020. We believe that the COVID-19 pandemic has accelerated preexisting trends, with video experiences poised to be a key element of online interactions for decades to come.
Limitations of Existing Video Solutions
While various video solutions exist in the market today, we believe they are mostly discrete inflexible point solutions that suffer from a lack of modularity, extendibility, and interoperability; offer limited breadth and depth of functionality, data insights, and end-user engagement; and do not provide the required cloud-based enterprise-grade reliability, scalability, compliance, and security. As a result, these offerings limit the ability of customers to maximize the benefits of video technology for their businesses and are also too costly and require significant time to value.
•Discrete Point Solutions: Most existing video solution providers lack a complete and unified platform for all video solutions across technologies (live, real-time and on-demand), devices, and use cases. As a result, businesses are faced with the complexity of working with multiple vendors to meet their video needs, often leading to a lack of cohesiveness across offerings, silos of content and disjointed workflows, and security and monitoring concerns. This further limits their applicability for use cases which would benefit from combined workflows.
•Inflexible Offerings: Many existing video solutions are turnkey applications that provide little by way of integration and customization. Their inflexible architecture often inhibits existing vendors’ ability to innovate quickly and extend the offering to keep up with the rapidly growing and evolving needs for video. Additionally, existing vendors provide few tools for businesses to build their own advanced video workflows and products.
•Limited Integration with Ecosystem: Most existing video solution providers have few integrations with third-party platforms, and therefore offer limited interoperability and a non-streamlined and disjointed end-user experience.
•Limited Analytics Capabilities: Existing solutions often lack the robust analytics tools that enable interactivity and personalization. This limits the ability of businesses to make data-driven business decisions, further translating to limited end user engagement and a lower return on investment.
•Not Optimized for End Users: The interfaces of existing solutions are often not intuitive, and do not generate an immersive and engaging end-user experience across devices.
•Not Built for the Cloud: Many existing offerings are not cloud-native and instead rely on legacy on-premise deployments to deliver their solutions, limiting their ability to innovate quickly and provide video seamlessly across devices. This also creates operational complexities for customers managing multiple video solutions and limits their ability to leverage economies of scale.
•Insufficient Support of Enterprise Standards: Many existing offerings lack the scale, security, and compliance needed by today’s enterprises, and also lack the development, contribution, and support for industry standards that promote openness, interoperability, and accessibility. This creates a growing risk for businesses that are using video for mission-critical use cases at scale.
•Unnecessary Costs: Existing solutions frequently require extensive implementation, hardware maintenance and custom integrations with other video solutions and adjacent tools, often resulting in excess costs for the customer.
Kaltura’s Video Experience Cloud
Our Video Experience Cloud powers all types of video experiences: live, real-time, and on-demand. We designed it from the ground up using API-based building blocks which govern the entire video lifecycle and provide the foundation for our video applications. We believe our Video Experience Cloud is differentiated by the following characteristics:
•Single Platform for All Video Experiences: Our horizontal Video Experience Cloud acts as a “one stop shop” for video experiences across multiple use cases and industries, enabling our customers to increase agility, reduce operational complexity, and avoid the content and data silos generated by having several fragmented and disjointed point solutions. This allows us to consolidate the market for video-based applications, and lead the convergence of experiences across live, real-time, and on-demand video.
•Open, Flexible Architecture: Our products and solutions are interoperable and can be easily customized, extended and connected to other platforms and third-party offerings, allowing our customers to leverage external innovation as well. This also allows us to innovate efficiently and quickly and be a pioneer in the industry with many features, products and solutions. Since our founding in 2006, we have expanded the breadth and depth of our offerings from a limited set of Media Services and a Video Content Management System (“VCMS”), to a leading platform spanning across most live, real-time, and on-demand video experiences today.
•Ecosystem: We have built a rich ecosystem of over 125 technology partners, extending our experiences with AI, video creation, and network optimization, among others. We make our partners’ solutions available to our customers through our marketplace, complete with a variety of plugins and out-of-the-box integrations with our platform. This ecosystem further simplifies our customers’ workflows, enabling them to weave video capabilities into non-video workflows and discover new technologies to further enhance their own offerings, ultimately increasing their satisfaction and stickiness with our platform.
•Analytics: Our platform offers powerful analytics across multiple dimensions, including insights related to engagement, time and seasonality comparisons, bottleneck identification, and congestion detection. These features help companies maximize the use of the data they are gathering across video channels, and better guide workflows associated with subscription. They also enable us to generate a significant amount of valuable data, which, when coupled with our proprietary AI/ML-powered analytics capabilities, drives further usage of our platform, creating a powerful virtuous cycle.
•Significant Benefits to End Users: Our customers’ use of our offerings provides several benefits to their end users at home, at work, and at school, including:
◦immersive, interactive and engaging experiences;
◦intuitive and consistent user interface across devices;
◦personalization driven by insightful and rich analytics;
◦customization and integration with other workflows enabling consolidated and seamless user experiences;
◦quality of service, security, and compliance; and
◦flexibility for developers to build customized solutions incorporating video technology.
•Cloud-Agnostic: While most of our customers use our public cloud products and solutions, our solutions can be deployed across any private, public, or hybrid cloud environment, as well as on-premise, providing our customers with complete flexibility around their deployment.
•Enterprise-Grade: Our platform offers enterprise-grade reliability, security, and scalability, allowing us to support mission-critical workflows for experiences of any scale. We also offer proactive monitoring and various tiers of customer support. Our Cloud TV environment offers service availability commitments of up to 99.995%, the highest industry benchmark required by major media and telecom customers. Additionally, we are a leader in the market with the development, contribution, and support for industry standards such as MPEG-DASH, LTI, Caliper and Open Video Capture standards by IMS Global Learning Consortium. We maintain compliance with accessibility standards, such as 508, CVAA, and WCAG 2.0 AA, and issued a self-disclosing Voluntary Product Accessibility Template (“VPAT”) to ensure we adhere to the highest standards.

•Cost Efficiency: Our horizontal flexible, scalable, and extendable platform is cost-efficient to deploy, operate, maintain, and to keep abreast of emerging trends and needs.
Our Opportunity
We address a global market which includes on-demand, live, and real-time video experiences. We estimate our total addressable market in 2020 is approximately $           billion, including approximately $           billion from the real-time-conferencing market, which we entered in 2020 with the launch of our Virtual Classroom industry solution and our Meetings and Webinars products.
We believe we have developed leading offerings for the on-demand and live markets and, with our planned increase in sales and marketing spend, that we are well-positioned to increase our relatively small share within each of these markets. Moreover, we entered the real-time conferencing market in 2020 with a differentiated set of offerings and have seen strong traction to date. We believe that the on-demand, live, and real-time conferencing markets are converging, and that this is a trend that we are well positioned to capitalize on given the breadth of our platform.
Over time, we expect our market opportunity to grow, driven by increased global spend on video software solutions and our expansion into additional technologies and industries, such as telehealth, retail, smart cities, and government.
Growth Strategies
We intend to drive significant growth by executing on the following key strategies:
•Acquire New Customers: We believe we have a significant opportunity to expand our presence with Fortune Global 2000 companies and other global enterprises. Going forward, we plan to increase our investment in sales and marketing to capitalize on our significant market opportunity and on the strong sales efficiency unit economics that we have demonstrated. We intend to grow our base of field sales representatives and customer success managers, which we believe will drive both geographic and vertical expansion. Additionally, we are investing for the first time in inside sales, self-serve offerings, and distribution channels. We believe this will enable us to expand our presence across all industries – beyond enterprises into SMBs, beyond universities into K-12 schools, beyond tier 1 media and telecom companies to tier 2 and 3 media and telecom companies, and beyond providing Media Services to large technology companies to also addressing smaller technology firms and startups.
•Extend Product Leadership: We believe our platform is ideally suited for expansion across products, solutions, industries, and use cases. We will continue to invest in new technologies and harness existing ones. We intend to continue to invest in our solutions across multiple dimensions:
◦Recent Product and Solution Introductions: In 2020, we entered the real-time-conferencing market with the introduction of our Virtual Classroom industry solution, as well as our Webinars and Meetings products, focused on learning, training, and marketing. We believe these products present a significant long-term opportunity, and we intend to harness our growing presence with them, among other recently introduced products such as Virtual Events.
◦New Offerings, including:
▪Products: We will continue to invest in new video products for training, communication and collaboration, marketing, sales and customer care.
▪Industry Solutions: We believe there is a significant opportunity to extend our platform into more industries. Following the success of our Cloud TV and education applications,

we intend to launch applications for industries such as telehealth, retail, government, and smart cities, among others.
▪Media Services: We intend to enhance our Media Services offerings with additional core capabilities and invest in areas such as content creation, personalization and interactivity, content aggregation and syndication, AI and smart monetization. We also intend to add these capabilities into our existing and new products and industry solutions.
•Increase Revenue from Existing Customers: We plan to continue to increase sales within our existing customer base through increased usage of our platform and the cross-selling of additional products and solutions. For the year ended December 31, 2019, our Net Dollar Retention Rate was 103%, demonstrating our ability to expand within our existing customer base.
•Augment our Platform Offering through Partnerships and Opportunistic M&A: We plan to increase the breadth of partnerships with our technology partners, further allowing us to provide the most comprehensive video solutions to our customers. Additionally, we intend to continue to explore potential transactions that could enhance our capabilities or increase the scope of our technology footprint.
Kaltura Video Experience Cloud

Kaltura - The Video Experience Cloud

Powering Live, Real-time and On-demand Experiences

Products

- Video Portal
- Meetings
- Town Halls
- Webinars
- Video Messaging
- Virtual Events

Industry Solutions

Education

- LMS Video
- Lecture Capture
- Virtual Classroom

Media & Telecom

- Cloud TV

Media Services

- APIs, SDKs & Experience Components
- Video Content Management System

Marketplace

Video experiences are the driving force for online interactions, at home, at work and at school. Our Video Experience Cloud powers all types of video experiences: live, real-time, and on-demand, engaging millions of end users daily. We designed our Video Experience Cloud from the ground up using API-based building blocks which govern the entire video lifecycle and provide the foundation for our video applications.
Our Media Services, which include our Video Content Management system and our video APIs, underpin our products and industry solutions, addressing all Media Services required for creation, transcoding, management, security, distribution, publishing, and analytics across live, real-time, and on demand video experiences. We believe this offering sets us apart by enabling ease of integration and customization, and by allowing us to innovate at a very high pace. Our Media Services are also offered to technology companies and developers in the form of a PaaS that includes APIs, SDKs, and experience components.
Companies across all industries use our Video Portal, Town Halls, Video Messaging, Meetings, Webinars and Virtual Events products for communication, collaboration, training, and customer experience (marketing, sales, and customer care). Our industry solutions are used by educational institutions for in-class and remote teaching and learning, and by media and telecom companies to power TV and entertainment experiences.
Kaltura Media Services
•APIs, SDKs, and Experience Components: These offerings include a comprehensive set of cloud video services addressing creation, ingestion, transcoding, management, security, editing, distribution, publishing, engagement, monetization, monitoring, multi-tenancy, and analyzing of video, audio, and images at scale. We also offer SDKs and experience components (a cluster of APIs that together form a software component with a front-end experience, such as a video player, live Q&A widget, online video editor, or polling tool) for fast development of advanced experiences, such as for video creation, capture, playback, webcasting, conferencing. or editing. These offerings not only serve as the video engine and experience layer of our own products and industry solutions, but are also offered to our customers to enable them to build their own video workflows and products. Our Media Services also serve technology partners within our marketplace who build plugins to our platform and enable our and their customers to leverage their value-add services such as for advanced media creation, AI, transcription, and delivery. Our Media Services are used today primarily by technology and healthcare companies; however, we believe they have potential applications across all industries.
•Video Content Management System: Kaltura Video Content Management System (“VCMS”) is a market leading multi-tenant media CMS. Our VCMS offers integrations with social business applications, learning management systems, marketing automation systems, content management systems, and video conferencing solutions. It also provides users with a Video Player Studio to design and configure lightweight, fast, and customizable video players for optimal viewing experiences on any device. Furthermore, it offers video AI and enrichment tools for captions, translations, and auto-chaptering. VCMS also offers deep analytics built in, as well as support for Caliper and xAPI along with reporting APIs. Users can leverage our VCMS’ extensible service framework for connecting third-party video enrichment services, as well as a centralized dashboard to manage workflows and budgets across services and departments.
Kaltura Video Products
•Video Portal: Kaltura Video Portal is a market-leading enterprise video portal for watching, searching, creating, and engaging with live, real-time, and on-demand rich media content. This customizable portal can be used for learning and development, knowledge sharing and collaboration, as well as internal and external communication. It allows users, based on their permissions, to create, upload, share, search, browse, respond to quizzes, and watch live, real-time, and on-demand videos, video presentations, screencasts, conferencing recordings, and other rich media content, with full user management and moderation capabilities that enforce compliance and governance.
•Town Halls: Kaltura Town Halls enables customers to easily broadcast with confidence any event of any size, whether for departmental meetings, town halls, and executive communication. Users can go live from their studio or directly from their desktop or video conferencing solutions. Customers choose whether to use external encoders and studio production, or self-serve broadcasting to reduce production overhead and scale their live events. Users can also optimize bandwidth usage with flexible network delivery options including eCDN, P2P, dual-delivery, and more. Kaltura Town Halls also enables customers to broadcast video conferencing sessions via integrations with WebEx, Zoom, Skype for Business and others, while leveraging Kaltura Town Halls’ capabilities for achieving scale, network optimization, engagement, and analytics.
•Video Messaging: Kaltura Video Messaging empowers customers to easily create personalized video messages that can be more effective at getting recipients’ attention. Our Video Messaging allows senders to track exactly when their recipients watch their videos. Customers use video messages for sales emails to increase conversions, for internal communications that change behavior, and for executive messaging that truly connects with employees.
•Meetings: Kaltura Meetings allows customers to launch engaging collaboration spaces with one click. It is used across various internal and external use cases, including internal brainstorming sessions, meetings with customers, and more. Kaltura Meetings features various tools that enable efficiency and productivity, including an interactive whiteboard, shared notes, chat, and shared content playlist.
•Webinars: Kaltura Webinars offers branded webinars with interactive tools to engage audiences. It provides customers with a brandable solution to ensure consistent brand messaging and customizable management to fit different needs. Additionally, Webinars offers interactive tools with rich video playback, polls, and other features, as well as integrated, advanced analytics to track engagement and connect to marketing automation workflows. Furthermore, via Kaltura Webinars, users can scale to any audience with live broadcast, without the need to plan or incur more cost, and its rich media recordings are immediately ready for reuse in embeddable galleries and for distribution to social channels.
•Virtual Events: Kaltura Virtual Events is a fully customizable virtual events platform designed to support differentiated experiences at scale, supporting live, simulated live, real-time, and on-demand experiences, with unique networking and engagement functionality. Kaltura Virtual Events supports any event size and type, creating dedicated journeys for all attendee types, flexible sponsor packages, and robust analytics.
Kaltura Industry Solutions – Education
•Virtual Classroom: Kaltura Virtual Classroom offers a persistent virtual learning environment focused on engagement, interaction, and analytics. It enables users to join virtual classrooms with one click where participants interact face-to-face from any device, with no downloads or installations required. Kaltura Virtual Classroom offers collaboration and moderation tools, including whiteboard, quizzes, breakout rooms, and Q&A. Furthermore, Kaltura Virtual Classroom includes integrations to all leading LMS platforms and provides a white-label solution that can be customized to match each instructor’s class management style.
•LMS Video: Kaltura Learning Management Systems (“LMS”) Video allows customers to experience rich media as a native part of their LMS workflows by embedding video creation, publishing, search, playback, editing, captioning, analytics, and quizzing anywhere within the learning environment (course content, assignments, discussions, and more). These products enable customers to organize media repositories within course media galleries, personal user spaces, and instructor repositories for collaboration, reuse, and sharing of content. Quiz results and video engagement metrics can be seamlessly integrated into LMS gradebooks or analytics features. Kaltura LMS Video is available for various systems, including Moodle, Blackboard, Sakai, Canvas, and Brightspace.
•Lecture Capture: Kaltura Lecture Capture is a capture tool to record lectures and classrooms and make recordings available to students via Kaltura’s platform. Lectures and classes can be captured from multiple different devices. Kaltura Lecture Capture allows users to automatically publish course capture recordings to LMS courses, and videos can be enriched with captioning, interactive video quizzes, and advanced metadata. Users can leverage advanced analytics on viewership with user-level heatmaps, insights on engagement, and comparative analysis.

Furthermore, they can use learning tools such as video quizzes, dynamic layers, hotspots, and interactive video paths to increase engagement. Customers can also leverage Lecture Capture for automated transcription, editing, advanced analytics, and metadata extraction.
Kaltura Industry Solutions – Media & Telecom
•Cloud TV: Kaltura Cloud TV is a full-service offering which enables the launch and operation of a robust and scalable end-to-end, full-feature TV service. It enables Pay-TV and content providers to manage offers, content catalogs, users, devices, payments, handle marketing campaigns, and collect business intelligence to initiate data-driven decisions to optimize the business outcomes of their TV service. It also offers users a consistent and continuous viewing experience across devices, with Cloud TV apps available on Android TV streamers, Android TV STB, Apple TV, Web browsers, iOS, and Android mobile devices and tablets, as well as LG and Samsung Smart TVs. Our Cloud TV platform features over 500 APIs that can be used in any sequence and flow, and nine types of adapters for rapid insertion into existing ecosystems and fast integration with third-party systems.
Kaltura Cloud TV helps TV operators maximize their revenues, drive conversion, and increase customer retention, while providing the ability to conduct experiments and evaluate new monetization techniques. It contains all the required modules to manage the TV service offering: content packages, pricing, discounts, and coupons (in multiple currencies), support for free trials, seasonal pass and Pay-Per-View, boxsets, Electronic-Sell-Through, and Advertising, Subscription, and Transactional offerings.
Customers
As of September 30, 2020, we served over 1,000 enterprise customers, including several of the world’s leading brands across multiple industries, including financial services, high technology, healthcare, education, public sector, media and telecommunications. We serve 25 of the US Fortune 100, and more than 50% of U.S. R1 educational institutions, including seven of the eight Ivy League schools. Additionally, our solutions power 15 major global Cloud TV initiatives.
Our customers are global, spanning 45 countries, and during the twelve months ended September 30, 2020, our technology reached end users in over 150 countries. For the year ended December 31, 2019, 61% of our revenue was generated from customers in the Americas, 31% from customers in EMEA and 8% from customers in APAC. We have sold our products to customers of all sizes, selling to large global enterprises as well as more recently to SMBs.
Sales & Marketing
Our sales organization is primarily comprised of direct sales and account teams that focus mainly on acquisition, retention, and growth of large customers, including Fortune Global 2000 organizations. We currently have four direct sales and account teams, as noted below. Each of our teams sells the following offerings:
•M&T team, which sells our Media Services and Cloud TV industry solution to media and telecom companies.
•Education team, which sells our Media Services, Video Products and specialized education industry solutions to universities and K-12 institutions.
•Technology team, which sells our Media Services and Video Products to technology companies who want to integrate our offerings into their own video workflows and products.
•“All Other Enterprises” team, which sells our Media Services and Video Products to all other customers (as well as sells our Video Products to our M&T customers).

Additionally, we leverage reseller relationships globally to help market and sell our products to customers worldwide, especially in areas in which we have a limited presence.
We are investing in initiatives to more efficiently reach new customers and expand our partnerships with existing ones. For example, we recently launched the option to purchase our Meetings, Webinars, and Virtual Classroom offerings directly from our website, allowing us to reduce our cost of customer acquisition, drive additional opportunities to our direct sales team, reach smaller customers, and broaden our target market.
Our marketing efforts are focused on creating preference for our brand, and driving leads to Kaltura through thought leadership, participation in industry events, analyst and press coverage, customer referrals, community work, customer user groups, and our customer event “Kaltura Connect.” We also leverage digital campaigns and make free trials available for many of our products to drive engagement and conversion.
Research & Development
Our business has been driven by constant innovation, anticipating trends ahead of other participants in the market. We believe we are one of the first organizations to recognize the importance and mission-critical nature of video experiences, and the subsequent need for Media Services that allow both us and our customers to support any video experience and workflow. Our ability to be a leader in our target markets and rapidly introduce new applications depends on the constant expansion of our Media Services, and the development of new products and industry solutions that rely on them.
We work closely with our customers to address their growing needs for video experiences across all areas of operation. Our engineers aim to stay on the cutting edge of video experiences and have released over 100 new and enhanced features a year, on average for the last several years. We estimate that our research and development employees dedicate at least 25% of their time to addressing customer-requested features that would be valuable across our customer base.
Our main research and development facility is located near Tel Aviv, Israel, which we believe is a strategic advantage for us, allowing us to leverage a talented pool of engineers and product experts.
Technology & Operations
We believe our unique specialized Video Experience Cloud and technology enable a high level of reliability, scalability, performance, and security. Our cloud platform was specifically designed to address the entire lifecycle of video, addressing the need for intense computing resources for encoding, processing, synchronization, and delivery, as well as a higher level of bandwidth and network utilization and performance. We have addressed this in our platform design and development from the start. Our SaaS and PaaS offerings are deployed on AWS across several regions, including in Virginia, Oregon, Canada, Ireland, Frankfurt, Singapore, and Australia. In each region we are deployed on several availability zones for improved availability and resilience.
Our technology and platform are cloud agnostic, allowing us to also offer private cloud, on-premise, and hybrid deployment options. While the great majority of our customers are deployed on our AWS public cloud infrastructure, some customers are hosted on separate and dedicated AWS private cloud environments that are also managed by us. Some customers have a hybrid cloud deployment, running our platform from the public cloud alongside a locally hosted Kaltura Enterprise CDN service or with locally hosted content storage. We also cater to self-hosted on-premise customers that deploy the same Kaltura Video Experience Cloud fully on their own infrastructure, and manage it for themselves.
Our cloud operation teams are responsible for maintaining and upgrading our production environments, and for our system availability service-level agreements which vary from 99.9% to 99.995% (depending on the service).

Our customer care teams are located around the world and operate on a “follow-the-sun” model, providing 24/7 service and ensuring that issues with our products and platform are addressed quickly, and according to our service level agreements.
Our Video Operations Center (“VOC”) is responsible for monitoring our applications and services 24/7, responding to system alerts, and managing incidents.
Partner Ecosystem
We have built an ecosystem consisting of over 125 partners that have integrated with our solutions, and extend our products and platform capabilities with creation, AI, transcripts, and delivery capabilities. We make our partners’ solutions available to our customers through our marketplace, complete with a variety of plugins and out-of-the-box integrations with our platform. This ecosystem further simplifies our customers’ workflows, enabling them to weave video capabilities into non-video workflows and discover new technologies to further enhance their own offerings, ultimately increasing their satisfaction and stickiness with our platform. It also allows us to test new experiences and components with our customers and determine which of the partnerships or technologies are strategic to our business.
We also leverage a network of value-add resellers that add additional services or integrations to our products, helping us drive the acquisition of new customers around the world, notably those in regions in which we do not have significant presence.
We also maintain relationships with cloud partners, most notably Amazon Web Services (“AWS”). We are an AWS Technology Partner and certified as an AWS competency partner in Education and Digital Workspace, with validated qualifications in Public Sector. Additionally, our offerings are available in the AWS marketplace.
Employees
As of September 30, 2020, we had 531 employees operating across 21 countries on five continents.
Our average employee tenure is three years. Nearly 50% of new hires are employee referrals, and 97% of employees state that they understand how their jobs contribute to our overall goals, showing high engagement with the firm.
We are committed to ensuring a culture of diversity, equality, and inclusion. Our culture embraces our employees’ differences in age, race, gender and gender identity, sexual orientation, and nationality.
Our employees are not represented by a labor union in respect to their employment or covered by a collective bargaining agreement. We have not experienced any work stoppages and largely consider our relationship with our employees to be good and mutually beneficial.
Competition
We believe our technology positions us well to compete with other video solution providers. Our key competitors vary based on market and industry.
•Our main competitors for Kaltura Media Services (including Kaltura Video Content Management System) are Microsoft/Azure Media Services, Amazon/AWS Media Services, and Twilio
•Our main competitors for Kaltura Video Portal, Town Halls, and Video Messaging are Microsoft Teams and Cisco (through their partnership with Vbrick)
•Our main competitors for Kaltura Meetings and Webinars are Zoom, Cisco/Webex, and Adobe/Connect
•Our main competitors for Kaltura Virtual Events are Intrado, and Hopin

•Our main competitors for our Education Solutions (Kaltura LMS Video, Lecture Capture, and Virtual Classroom) are Zoom, Microsoft/Teams, and Cisco/Webex
•Our main competitors for our Media & Telecom Solution (Kaltura Cloud TV) are Synamedia (formerly under Cisco), MediaKind (formerly under Ericsson), and Comcast Technology Solutions (part of Comcast)
We believe the principal competitive factors in our markets include, but are not limited to:
•breadth and scale of products, solutions, and Media Services;
•ability to provide a cross-organization video platform with multiple interoperable video solutions;
•ability to support converging experiences across live, real time, and on-demand video;
•flexibility to build and support custom workflows using video technology;
•ease of customization and integration with other products;
•quality of service and customer satisfaction;
•flexibility of deployment options;
•ability to innovate quickly;
•data capabilities, including advanced analytics and AI;
•enterprise-grade reliability, security, and scalability;
•cost of implementation and ongoing use;
•brand recognition; and
•corporate culture.
We believe that we compare favorably on the basis of the factors listed above. However, many of our competitors have substantially greater financial, technical, and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; larger and more mature intellectual property portfolios; and more established relationships in the industry than we do. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. See “Risk Factors—Risks Related to Our Business and Industry—The markets in which we compete are nascent and highly fragmented, and we may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully, our business, financial condition and results of operations could be harmed.”
Intellectual Property
Intellectual property is an important aspect of our business and we seek protection for our intellectual property rights as appropriate. To establish and protect our proprietary rights, we rely on a combination of patent, copyright, trade secret and trademark laws, know-how and continuing innovation, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements.
As of September 30, 2020, we owned nine issued U.S. patents and ten non-U.S. patents and patent applications. The issued U.S. patents are expected to expire between 2028 and 2035.
We pursue the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. To protect our brand, we file trademark registrations in the United States and in some other jurisdictions. As of September 30, 2020, we owned five registered trademarks in the United States and three registered trademarks in foreign jurisdictions, including the European Union and Brazil, that we consider material to the marketing of our products, including the “Kaltura” name and logo.
We generally seek to enter into confidentiality agreements and proprietary rights agreements with our employees and consultants and to control access to, and distribution of, our proprietary information. However, we cannot guarantee that all applicable parties have executed such agreements. Such agreements can also be breached, and we may not have adequate remedies for such breach.
Intellectual property laws, procedures, and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Furthermore, the laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform and many of our products and services incorporate software components licensed to the general public under open-source software licenses. We obtain some components from software developed and released by contributors to independent open-source components of our platform. Open-source licenses grant licensees broad permissions to use, copy, modify and redistribute certain components of our platform. As a result, open-source development and licensing practices can limit the value of our proprietary software assets.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our platform. Policing unauthorized use of our technology is difficult. Our competitors could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products and services incorporating those technologies. For more information regarding the risks relating to intellectual property, see “Risk Factors—Risks Related to Information Technology, Intellectual Property and Data Security and Privacy.”
Facilities
Our headquarters are located in New York, NY, where we lease approximately 11,683 square feet of office space pursuant to a sublease expiring in March 2022. We also lease approximately 3,860 square meters (approximately 41,549 square feet) of office space in Ramat Gan, Israel, where our primary research and development, human resources, and certain other finance and administrative activities are based. The lease for our research and development center expires in May 2022. We also subscribe for co-working office spaces in St. Louis, Memphis, Sydney, Singapore, London, Lisbon, and Jerusalem. We lease all our facilities and do not own real estate property. We believe that our current facilities are adequate to meet our current needs for the immediate future.
Legal Proceedings
From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position with Company
Executive Officers
Ron Yekutiel	47	Chairman, Chief Executive Officer and Director
Yaron Garmazi	56	Chief Financial Officer
Michal Tsur	47	President and Chief Marketing Officer
Sergei Liakhovetsky	51	Chief Technology Officer
Non-Employee Directors
Shay David	47	Director
Gregory Dracon	49	Director
Narendra K. Gupta	72	Director
David Hartwig	47	Director
Richard Levandov	66	Director
Holger Staude	34	Director
Executive Officers
Ron Yekutiel is one of our co-founders and has served as our Chief Executive Officer and as Chairman of our board of directors since October 2006. Prior to Kaltura, Mr. Yekutiel co-founded VisualGate Systems Inc., a video surveillance company, in 2003, and co-founded and lead GPSoft Ltd and the Destinator business unit in Paradigm Advanced Technologies Inc., a GPS navigation and tracking company, in 2001. Mr. Yekutiel serves as a member of the board of directors of Kaltura Asia Pte Ltd., an affiliate of Kaltura, Inc., and as a member of the board of directors of various private companies. He received a Master of Business Administration with honors from the Wharton School of the University of Pennsylvania in 2005. Mr. Yekutiel was selected to serve on our board of directors because of the perspective and experience he provides as our co-founder and Chief Executive Officer, as well as his extensive experience with technology companies.
Yaron Garmazi has served as our Chief Financial Officer since May 2017. Prior to joining Kaltura, Mr. Garmazi served as the Chief Executive Officer of Milestone Sport Ltd., a sports technology company, from 2016 to 2017, and as the Chief Financial Officer of Kontera, an online advertising company, from 2007 to 2011. He is a Certified Public Accountant (ISR) and received a Bachelor of Arts in Accounting and Business Management from the Tel Aviv College of Management in 1993.
Michal Tsur is one of our co-founders and has served as our President and Chief Marketing Officer since 2006. Prior to Kaltura, Dr. Tsur was a co-founder and Vice President of Cyota, Inc., an online security and anti-fraud solutions company, from 1999 to 2005. Dr. Tsur was a post-doctoral fellow at Yale Law School from 2005 to 2006, and received a Ph.D. from New York University in 2005 and a Bachelor of Arts in Law and Economics from the Hebrew University of Jerusalem in 1996.
Sergei Liakhovetsky has served as our Chief Technology Officer since May 2019. Prior to joining Kaltura, Mr. Liakhovetsky spent twenty years at Amdocs Inc., a telecommunication software and services company, where he held various roles, including Head of Open Networks Business Unit, Technology and Vice President of Software Engineering, Open Networks. He received a Bachelor of Arts in Computer Science from the Academic College of Tel-Aviv-Yafo in 1997.

Non-Employee Directors
Shay David is one of our co-founders and has served as a member of our board of directors since October 2006. Dr. David previously held various roles with us, including President and General Manager of Media and Telecom from 2016 to 2019, and Chief Revenue Officer from 2012 to 2015. He co-founded Retrain.ai, an artificial intelligence company, in August 2020 and has served as its Chief Executive Officer and Chairman of the board of directors since its founding. Dr. David also currently serves on the board of directors of King Alfred School Society, a co-educational independent day school. He was a post-doctoral fellow at Yale Law School from 2007 to 2008, and received a Ph.D. in Science and Technology from Cornell University in 2008, a Master of Arts from New York University in 2003 and a Bachelor of Science in Computer Science Philosophy from Tel Aviv University in 2001. Dr. David was selected to serve on our board of directors because of the perspective and experience he provides as our co-founder and his extensive experience in the media and technology fields.
Gregory Dracon has served as a member of our board of directors since June 2008. Mr. Dracon has also served at Point 406 Ventures, a venture capital firm where he is a general partner, since 2007. He currently sits on the board of directors of a number of private companies, including Sevco Security, a cybersecurity company, Trilio Data, a data protection company, and Ambient Devices, a consumer electronics company. Mr. Dracon received a Master of Business Administration from the Wharton School of the University of Pennsylvania in 2005 and a Bachelor of Science in Electrical Engineering from the Pennsylvania State University in 1994. Mr. Dracon was selected to serve on our board of directors because of his extensive experience in the venture capital industry, as well as his service on the boards of directors of other technology and software companies.
Narendra K. Gupta has served as a member of our board of directors since September 2010. Mr. Gupta co-founded Nexus Venture Partners, a venture capital fund focused on investments in the United States and India, in 2006 and has served as Managing Director since its founding. Before Nexus Venture Partners, Mr. Gupta served in various executive positions, including founder, President, CEO and Chairman of Integrated Systems Inc., an information technology services company, from 1980 to 2000. Mr. Gupta currently serves as a member of the board of directors of Pubmatic, Inc., a cloud infrastructure company, and previously served on the boards of directors of Red Hat Inc., an open source software solutions company, Wind River Systems, Inc., a software company, and Tibco Software Inc., an enterprise software company. He also serves as a member of the Board of Trustees of the California Institute of Technology. Mr. Gupta received a Ph.D. in Engineering from Stanford University in 1974, a Master of Science in Engineering from the California Institute of Technology in 1970 and a Bachelor of Technology in Engineering from the Indian Institute of Technology, Delhi in 1969. Mr. Gupta was selected to serve on our board of directors because of his experience as a current and former executive and board member of a number of technology-related public companies and as an investor in global companies, his global expertise, industry and public company board experience, as well as his science and technology expertise.
David Hartwig has served as a member of our board of directors since January 2014. Mr. Hartwig co-founded Sapphire Ventures, a venture capital firm, in 2006 and has served as Managing Director since its founding. He currently serves on the board of directors of a number of private companies, including Brightfield Strategies, a workforce analytics software company, LeanData, Inc., a marketing software company, Medable, Inc., a life-sciences software company, Scryer, Inc., dba Reonomy, a data and software company, and StackHawk, Inc., a security software company. From 2010 to 2018, he also served on the board of directors of On Deck Capital, Inc., an online small business lending company. Mr. Hartwig received a Master of Business Administration from the University of California, Berkeley in 2006 and a Bachelor of Science in Engineering from Princeton University in 1995. Mr. Hartwig was selected to serve on our board of directors because of his experience in the venture capital and finance industries and his service on the boards of directors of various software companies.
Richard Levandov has served as a member of our board of directors since 2007. Mr. Levandov has also served as a general partner at Avalon Ventures, a venture capital firm, since 2007 and as a general partner at Masthead Venture Partners, a venture capital firm, since 1999. Mr. Levandov currently sits on the board of directors of both Avalon Ventures and Masthead Venture Partners. He received a Bachelor of Science in Management from Binghamton University in 1976. Mr. Levandov was selected to serve on our board of directors because of his extensive experience in the venture capital industry.
Holger Staude has served as a member of our board of directors since July 2016. Mr. Staude has also served as a Managing Director at Goldman Sachs & Co. LLC, a multinational investment bank and financial services company, since 2010. Mr. Staude currently serves on the board of directors of a number of private companies, including deepwatch, a cybersecurity company, CallMiner, a software and speech analytics company, Egnyte, a cloud platform based software company, and ON24, a webcasting and virtual event company. He received his Bachelor of Arts in Economics from Princeton University in 2009. Mr. Staude was selected to serve on our board of directors because of his financial expertise and service on the boards of directors of other technology and software companies.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Composition and Election of Directors
Our board of directors is currently composed of seven members. Pursuant to the sixth amended and restated voting agreement (the “Voting Agreement”), dated as of July 22, 2016, by and among us and certain of our stockholders, the stockholders party thereto agreed to vote all of their respective shares of common stock, convertible preferred stock, redeemable convertible preferred stock or other voting securities, as the case may be, so as to elect: (i) one director designated by Goldman Sachs & Co. LLC, currently Mr. Staude; (ii) one director designated by Sapphire Ventures Fund II, L.P. and/or its affiliates, currently Mr. Hartwig; (iii) one director designated by Nexus India Capital II, LP and/or its affiliates, currently Mr. Gupta; (iv) one director designated by Point 406 Ventures I, L.P. and/or its affiliates, currently Mr. Dracon; (v) one director designated by Avalon Ventures VII, L.P., currently Mr. Levandov; (vi) two directors designated by holders of a majority of the issued and outstanding common stock, excluding common stock issuable upon exercise of the GS Warrant, currently Dr. David and Mr. Yekutiel, and (vii) one independent director designated by the other directors then in office, currently vacant.
The provisions of the Voting Agreement described above will no longer be in effect upon the closing of this offering, and there will be no other contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.
Classified Board of Directors
In accordance with our Post-IPO Certificate of Incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Upon the closing of this offering, our directors will be divided among the three classes as follows:
The Class I directors will be           and           , and their terms will expire at our first annual meeting of stockholders following this offering.
The Class II directors will be           and           , and their terms will expire at our second annual meeting of stockholders following this offering.
The Class III directors will be           ,            and           , and their terms will expire at our third annual meeting of stockholders following this offering.

Our Post-IPO Certificate of Incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-takeover Provisions—Post-IPO Certificate of Incorporation and Post-IPO Bylaws” for a discussion of these and other anti-takeover provisions found in our Post-IPO Certificate of Incorporation and Post-IPO Bylaws, which will become effective upon the closing of this offering.
Director Independence
We intend to apply to have our common stock listed on the           . Under the rules of           , independent directors must comprise a majority of a listed company’s board of directors within one year following the listing date of the company’s securities. Under the rules of the           , a director will only qualify as an “independent director” if that company’s board of directors affirmatively determines that such person does not have a relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
In connection with this offering, our board of directors has undertaken a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of           ,           ,           ,           and           , representing           of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the           . In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our common stock, convertible preferred stock and/or redeemable convertible preferred stock by certain non-employee directors and the relationships of certain non-employee directors with certain of our significant stockholders.
Board Committees
Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.
Each of the audit committee, the compensation committee and the nominating and corporate governance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, the compensation committee and the nominating and corporate governance committee charters will be available on our corporate website at www.kaltura.com upon the closing of this offering. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider such information to be part of this prospectus.

Audit Committee
Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will be responsible for, among other things:
•appointing, compensating, retaining and overseeing the work of our independent auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;
•discussing with our independent auditor any audit problems or difficulties and management’s response;
•pre-approving all audit and non-audit services provided to us by our independent auditor (other than those provided pursuant to appropriate preapproval policies established by the committee or exempt from such requirement under SEC rules);
•reviewing and discussing our annual and quarterly financial statements with management and our independent auditor;
•discussing and overseeing our policies with respect to risk assessment and risk management; and
•establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.
Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of Messrs.           ,           and           , with Mr.           serving as chair. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the           . Our board of directors has affirmatively determined that Messrs.           ,           and           meet the definition of “independent director” under Rule 10A-3 of the Exchange Act and the                rules for purposes of serving on the audit committee. In addition, our board of directors has determined that Messrs.           ,           and           will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K and have the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the           .
Compensation Committee
Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:
•reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting compensation;
•reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;
•reviewing and making recommendations to our board of directors regarding director compensation;
•reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

•appointing and overseeing any compensation consultants.
Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of Messrs.           ,           and           , with Mr.                 serving as chair. Our board of directors has determined that Messrs.           ,           and           meet the definition of “independent director” under the applicable           rules for purposes of serving on the compensation committee, and are “non-employee directors” as defined in Section 16b-3 of the Exchange Act.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:
•identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;
•overseeing the annual self-evaluations of our board of directors and management; and
•developing and recommending to our board of directors a set of corporate governance guidelines and principles.
Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of Messrs.           ,           and           , with Mr.           serving as chair. Our board of directors has determined that Messrs.           ,           and           meet the definition of “independent director” under applicable           rules for purposes of serving on the nominating and corporate governance committee.
Board Leadership Structure
Our board of directors is currently chaired by Mr. Yekutiel. Our corporate governance guidelines, which will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part, provide that, if the chairperson of our board of directors is a member of management or does not otherwise qualify as independent, the independent members of our board of directors may elect among themselves a lead independent director.           currently serves as our lead independent director. The lead independent director’s responsibilities include, but are not limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors on the one hand and the chief executive officer and chairman of our board of directors on the other. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.
Role of the Board in Risk Oversight
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions with committee members and regular reports from management about such risks, as well as the actions taken by management to adequately address those risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.
Code of Business Conduct and Ethics
Our board of directors has adopted a written Code of Business Conduct and Ethics that applies to our directors, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Following this offering, a current copy of the Code of Business Conduct and Ethics will be posted on the investor section of our website. We intend to post any material amendments or waivers of our Code of Business Conduct and Ethics that apply to our executive officers on this website.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is an executive officer or one of our other employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION
At the time of the filing of the registration statement of which this prospectus forms a part, we have not determined who will be our named executive officers other than Ron Yekutiel, our Chairman and Chief Executive Officer. We are currently in the process of determining the remainder of our executive officers, which will impact who will be included as a named executive officer for purposes of this prospectus.
We will identify our other named executive officers and include the relevant disclosures relating to their compensation, including their employment arrangements and descriptions of our equity incentive plans and awards to be granted thereunder in subsequent amendments to the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following includes a summary of transactions since January 1, 2018 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.
Director and Executive Officer Loans
From time to time, we have entered into loan agreements with certain of our directors and executive officers to finance their exercise of options to purchase shares of our common stock.
The following table summarizes each loan to our directors and executive officers having a principal amount outstanding as of September 30, 2020 in excess of $120,000, including the date it was issued; its principal amount; the number of shares acquired pursuant to the option exercise; the aggregate principal amount of indebtedness outstanding thereunder as of September 30, 2020; and the applicable interest rate. The full outstanding amount of each director and/or officer’s loan will be forgiven prior to the first public filing of the registration statement of which this prospectus forms a part. As of September 30, 2020, no principal or interest payments had been made with respect to any of the loans listed in the following table.

	Issue Date	Principal Amount	Number of Shares Acquired	Principal Amount Outstanding as of September 30, 2020	Interest Rate (per annum)
Executive Officers
Ron Yekutiel	May 15, 2015	$0.3 million	477,795	$0.3 million	0.5%
Michal Tsur	May 15, 2015	$0.2 million	335,669	$0.2 million	0.5%
Directors
Shay David	May 15, 2015	$0.2 million	335,669	$0.2 million	0.5%
Transactions with Goldman Sachs & Co. LLC
Goldman Sachs & Co. LLC holds a warrant to purchase shares of our common stock, which we refer to in this prospectus as the “GS Warrant.” The GS Warrant will automatically exercise on a cashless basis immediately prior to the closing of this offering in accordance with its terms. The GS Warrant is initially issuable for 1,588,109 shares of our common stock at an exercise price of $0.0001 per share; provided that the number of shares issuable to Goldman Sachs & Co. LLC upon the exercise of the GS Warrant in connection with this offering will be subject to certain adjustments based on the equity valuation implied by the initial public offering price per share in this offering. Based on an assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, we expect to issue           shares of our common stock to Goldman Sachs & Co. LLC upon the automatic exercise of the GS Warrant.
In addition, Mr. Holger Staude, a Managing Director of Goldman Sachs & Co. LLC, is a member of our board of directors. Goldman Sachs & Co. LLC is acting as an underwriter in this offering and will receive underwriting discounts and commissions as described elsewhere in this prospectus under the caption “Underwriting.”
Investors’ Rights Agreement
In July 2016, we entered into a sixth amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) with certain of our investors, including each holder of more than 5% of our capital stock and certain of our directors and executive officers (or, in some cases, entities affiliated therewith). The Investors’ Rights Agreement provides for certain registration rights relating to the registrable securities held by such investors. See “Description of Capital Stock—Registration Rights” for additional information. Subject to certain exceptions and limitations, in the event we issue additional equity securities or other securities that are or may become convertible or exchangeable into or exercisable for equity securities, the Investors’ Rights Agreement provides the investors party thereto with a right of first offer to purchase up to that portion of such securities which equals the proportion that the shares of our common stock issued and held, or issuable upon the conversion and/or exercise of all shares of our convertible preferred stock, redeemable convertible preferred stock and other derivative securities then held by such investor, bears to the total number of shares of our common stock then outstanding (assuming the conversion and/or exercise of all shares of our convertible preferred stock, redeemable convertible preferred stock and other derivative securities then outstanding). Any investors fully exercising such right will also have the right to purchase up to their pro rata share of any securities not purchased by other investors. This right of first offer does not apply to this offering and will terminate on the effective date of the registration statement of which this prospectus forms a part (provided that, with respect to Goldman Sachs & Co. LLC, the right of first offer will terminate upon the closing of this offering).
Voting Agreement
We are party to the Voting Agreement, pursuant to which Goldman Sachs & Co. LLC, Sapphire Ventures Fund II, L.P., Nexus India Capital II, LP, Point 406 Ventures I, L.P. and Avalon Ventures VII, L.P., have certain designation rights with respect to the individuals to be elected to our board of directors. See “Management—Board Composition and Election of Directors.” The Voting Agreement will terminate by its terms in connection with the closing of this offering, and none of our stockholders will have any continuing rights thereunder regarding the election or designation of members of our board of directors.
Right of First Refusal and Co-Sale Agreement
In July 2016, we entered into a sixth amended and restated right of first refusal and co-sale agreement (the “Right of First Refusal and Co-Sale Agreement”) with certain of our investors, including each holder of more than 5% of our capital stock and certain of our directors and executive officers (or, in some cases, entities affiliated therewith), pursuant to which we have a right of first refusal in respect of certain sales of securities by the investors party thereto. To the extent we do not exercise such right in full, such investors are granted certain rights of first refusal and co-sale in respect of such sale. The Right of First Refusal and Co-Sale Agreement will terminate in connection with the closing of this offering.
Employment Agreements
We have entered into employment agreements with our named executive officers. For more information regarding the agreements with our named executive officers, see “Executive and Director Compensation.”
Indemnification Agreements
We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related investment funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. For further information, see “Executive and Director Compensation.”

Equity Awards to Executive Officers and Directors
We have granted stock options and other equity awards to our executive officers and directors as more fully described in the section entitled “Executive and Director Compensation.”
Policies and Procedures for Related Person Transactions
Our board of directors has adopted a written related person transaction policy, to be effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock, as of December 31, 2020, and as adjusted to reflect our sale of common stock in this offering, by:
•each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;
•each of our named executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.
Percentage ownership of our common stock before this offering is based on           shares of our common stock outstanding as of December 31, 2020, after giving effect to the Preferred Stock Conversion and the Warrant Exercises. Percentage ownership of our common stock after this offering is based on           shares of our common stock outstanding as of December 31, 2020, after giving effect to the Preferred Stock Conversion and the Warrant Exercises as described above and our issuance of           shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of December 31, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. See “Underwriting.” Unless noted otherwise, the address of all listed stockholders is 250 Park Avenue South, 10th Floor, New York, New York 10003.

	Shares of common stock beneficially owned before and after this offering	Percentage of common stock beneficially owned
		Before this offering	After this offering
Name of beneficial owner
5% stockholders:
Point 406 Ventures		%	%
Nexus India Capital II, L.P.
Avalon Ventures VII, L.P.
Intel Capital Corporation
Sapphire Ventures Fund II, L.P.
Goldman Sachs & Co. LLC
Named executive officers and directors:
Ron Yekutiel
Shay David
Gregory Dracon
Narendra K. Gupta
David Hartwig
Richard Levandov
Holger Staude
All executive officers and directors as a group ( individuals)
_______________
*      Less than 1%.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and certain provisions of our Post-IPO Certificate of Incorporation and Post-IPO Bylaws are summaries and are qualified by reference to the Post-IPO Certificate of Incorporation and the Post-IPO Bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.
General
Upon the closing of this offering, our authorized capital stock will consist of           shares, all with a par value of $0.0001 per share, of which:
•          shares are designated as common stock; and
•          shares are designated as preferred stock.
Common Stock
As of December 31, 2020, after giving effect to (i) the Preferred Stock Conversion, and (ii) the Warrant Exercises, we had outstanding           shares of common stock held of record by           stockholders.
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
As of December 31, 2020, there were          shares of our convertible preferred stock and redeemable convertible preferred stock outstanding. Upon the closing of this offering, all outstanding shares of our convertible preferred stock and redeemable convertible preferred stock will convert into           shares of our common stock.
Under the terms of our Post-IPO Certificate of Incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Warrants
As of December 31, 2020, we had warrants to purchase an aggregate of up to           shares of our redeemable convertible preferred stock outstanding, consisting of (i) the Series C Warrant, exercisable for up to 31,414 shares of our Series C convertible preferred stock at an exercise price of $3.82 per share, (ii) the Series D Warrant, exercisable for up to 56,285 shares of our Series D convertible preferred stock at an exercise price of $5.33 per share, and (iii) the Series E Warrants, exercisable for up to 32,841 shares of our Series E preferred stock at an exercise price of $15.223 per share, and up to 68,965 shares of our Series E preferred stock at an exercise price of $10.15 per share. These warrants may be exercised at any time and from time to time, in whole or in part, prior to their respective expiration dates, provided that, if not previously exercised, each such warrant will be deemed to have been automatically net exercised immediately prior to its expiration. Unless earlier exercised, upon the closing of this offering, the Series C Warrant will become exercisable for           shares of our common stock and will have an exercise price of $           per share. As described elsewhere in this prospectus, the Series D Warrant and the Series E Warrants will be automatically net exercised immediately prior to the closing of this offering.
In addition, as of December 31, 2020, we had warrants to purchase shares of our common stock outstanding, consisting of (i) the Newrow Warrant, and (ii) the GS Warrant. The Newrow Warrant will remain outstanding following the closing of this offering and will be exercisable at any time, in whole or in part, for up to           shares of our common stock at an exercise price of $0.0001 per share beginning in September 2022. Unless earlier exercised, the Newrow warrant will expire in March 2027. As described elsewhere in this prospectus, the GS Warrant will be automatically exercised on a cashless basis immediately prior to the closing of this offering. See “Certain Relationships and Related Party Transactions—Transactions With Goldman Sachs & Co. LLC.”
Options
As of December 31, 2020, options to purchase           shares of our common stock were outstanding under our Existing Equity Plans, of which           options were vested as of that date.
Registration Rights
The Investors’ Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) shares of our common stock issued upon the conversion and/or exercise of shares of our convertible preferred stock, redeemable convertible preferred stock or other securities acquired by the investors party thereto after the date of the Investors’ Rights Agreement, (ii) shares of our common stock held by our founders and (iii) shares of our common stock issued as a dividend or other distribution in respect thereof, or in exchange therefor or replacement thereof. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investors’ Rights Agreement, we will generally be required to pay all expenses relating to such registrations, including the reasonable fees and disbursements of one counsel for the participating holders, and the holders will be required to pay all underwriting discounts and commissions relating to the sale of their shares and stock transfer taxes. The Investors’ Rights Agreement also includes customary covenants, indemnification provisions and procedural terms.
Following the closing of this offering, holders of           shares of our common stock (including shares issuable upon the Preferred Stock Conversion and the Warrant Exercises) will be entitled to such registration rights pursuant the Investors’ Rights Agreement. These registration rights will terminate upon the earliest of (i) the date that is five years after the closing of this offering, (ii) the completion of certain liquidation events, (iii) the closing of certain corporate reorganizations or dispositions of all or substantially all of the assets of the Company and its subsidiaries taken as a whole and (iv) as to a given holder of registration rights, the date after the completion of this offering when such holder of registration rights and its affiliates can sell all of their shares pursuant to Rule 144 of the Securities Act during a 90-day period without registration. Under the Investors’ Rights Agreement, we are generally required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration effected pursuant to the exercise of such registration rights.
Demand Registration Rights
At any time after the earlier of (x) two years after the date of the Investors’ Rights Agreement and (y) six months after the closing of this offering, the holders of a majority of the registrable securities then outstanding may request that we file a registration statement with respect to all or a portion of the outstanding registrable securities of such holders having an aggregate proposed offering price, net of underwriting discounts and commissions, of at least $5 million. Generally, we are only obligated to effect up to two such registrations.
Once we are eligible to use a registration statement on Form S-3, the holders of at least 15% of the registrable securities then outstanding may request that we file a registration statement on Form S-3 with respect to all or a portion of the outstanding registrable securities of such holders having an aggregate proposed offering price, net of underwriting discounts and commissions, of at least $5 million. These holders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we generally will not be required to effect a registration on Form S-3 if we have effected two or more such registrations within the twelve-month period preceding the date of the request.
The demand registration rights described above are subject to certain customary conditions and limitations, including, if the holders requesting registration intend to distribute their securities by means of an underwritten offering, the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be materially detrimental to us and our stockholders to effect any such demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 120 days.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with the public offering of such securities, the holders of registrable securities party to the Investors’ Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include all or a portion of their registrable securities in such registration, subject to certain marketing and other limitations. These “piggyback” registration rights do not apply to certain excluded registrations, including (i) registrations on a registration statement relating to any employee benefit plan or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, any registration statement related to the issuance or resale of securities issued in such a transaction or (iii) any registration related to stock issued upon conversion of debt securities. As a result, whenever we propose to file a registration statement under the Securities Act, other than in connection with one of the foregoing excluded registrations, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.
Anti-Takeover Provisions
Certain provisions of Delaware law, our Post-IPO Certificate of Incorporation and our Post-IPO Bylaws may have the effect of delaying, deferring, discouraging or preventing another person from acquiring control of us. As discussed below, these provisions are intended to discourage coercive takeover practices and inadequate takeover bids, and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. These provisions may also have the effect of inhibiting fluctuations in the market price of our common stock that may result from actual or rumored takeover attempts, and could make it more difficult to accomplish or deter transactions that stockholders may otherwise consider to be in their or our best interest, including transactions that provide for payment of a premium over the market price of our common stock. We believe, however, that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Post-IPO Certificate of Incorporation and Post-IPO Bylaws
Our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
Undesignated Preferred Stock
Our board of directors will have the authority, without action by our stockholders, to issue up to           shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Elimination of Stockholder Action by Written Consent; Special Meetings of Stockholders
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless a corporation’s certificate of incorporation provides otherwise. Our Post-IPO Certificate of Incorporation will provide that all stockholder actions must be effected at a duly called annual or special meeting of stockholders and not by written consent in lieu of a meeting. In addition, our Post-IPO Bylaws will provide that a special meeting of stockholders may be called only by the chair of our board of directors, our chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Post-IPO Bylaws will establish advance notice procedures for stockholders seeking to bring business before an annual meeting of our stockholders or to nominate candidates for election as directors at an annual meeting of our stockholders. Our Post-IPO Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Classified Board
Our Post-IPO Certificate of Incorporation will provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms. Our Post-IPO Certificate of Incorporation will further provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it will generally make it more difficult for stockholders to replace a majority of the members of our board of directors.
Board of Directors Vacancies
Subject to the rights of the holders of any series of preferred stock that we may designate and issue in the future, our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will authorize our board of directors to fill vacant directorships, including newly created seats, and the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Stockholders Not Entitled to Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Post-IPO Certificate of Incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they choose, subject to the rights of the holders of any series of preferred stock that we may designate and issue in the future.
Choice of Forum
Our Post-IPO Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or other agents to us or to our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Post-IPO Certificate of Incorporation or Post-IPO Bylaws (as either may be amended and/or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (4)  any action asserting a claim governed by the internal affairs doctrine. Under our Post-IPO Certificate of Incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or the rules and regulations thereunder. Our Post-IPO Certificate of Incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our Post-IPO Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court of law could rule that the choice of forum provision contained in our Post-IPO Certificate of Incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.
Amendment of Charter and Bylaw Provisions
Our Post-IPO Certificate of Incorporation will further provide that the affirmative vote of holders of at least two-thirds in voting power of the outstanding shares of our capital stock entitled to vote thereon will be required to amend certain provisions of our Post-IPO Certificate of Incorporation, including provisions relating to the size and classification of our board of directors, the election and removal of directors, the prohibition on stockholder action by written consent and the ability of stockholders to call special meetings. The affirmative vote of holders of at least two-thirds in voting power of the outstanding shares of our capital stock entitled to vote thereon will be required to amend, alter or repeal our Post-IPO Bylaws, although our Post-IPO Bylaws may be amended by a simple majority vote of our board of directors.
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock that is not owned by the interested stockholder. In general, Section 203 defines business combination to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Post-IPO Certificate of Incorporation will, to the fullest extent permitted from time to time by Delaware law, renounce any interest or expectancy that we otherwise would have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). Our Post-IPO Certificate of Incorporation will provide that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries now engage or propose to engage or (2) otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of us or any of our subsidiaries unless (1) we or such subsidiary would be permitted to undertake such transaction or opportunity in accordance with our Post-IPO Certificate of Incorporation, (2) we or such subsidiary, at such time, have sufficient financial resources to undertake such transaction or opportunity, (3) we or such subsidiary have an interest or expectancy in such transaction or opportunity, and (4) such transaction or opportunity would be in the same or similar line of business in which we or such subsidiary are then engaged, or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Limitations on Liability and Indemnification Matters
Our Post-IPO Certificate of Incorporation and Post-IPO Bylaws will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, we will agree to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and executive officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our Post-IPO Certificate of Incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Listing
We intend to apply to list our common stock on the           under the symbol “KLTR.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is           .

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain.” Furthermore, although we intend to apply to have our common stock listed on the           , we cannot assure you that there will be an active public trading market for our common stock.
Upon the closing of this offering, based on the number of shares of our common stock outstanding as of December 31, 2020 and after giving effect to (i) the Preferred Stock Conversion, and (ii) the Warrant Exercises, we will have an aggregate of           shares of our common stock outstanding (or           shares of our common stock if the underwriters exercise in full their option to purchase additional shares). Of these shares of our common stock, all of the           shares sold in this offering (or           shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining           shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, these shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.
Lock-Up Agreements
We and each of our directors and executive officers and holders of substantially all of our outstanding equity securities, who will collectively own           shares of our common stock upon the closing of this offering (based on our shares outstanding as of December 31, 2020 and after giving effect to the Preferred Stock Conversion and the Warrant Exercises), have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Goldman Sachs & Co. LLC and BofA Securities, Inc.
Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately           shares of our common stock immediately after this offering; or
•the average weekly trading volume in shares of our common stock on the           during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the           concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock issued or issuable under our incentive plans. We expect to file the registration statement covering shares offered pursuant to our incentive plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.
Registration Rights
Upon the closing of this offering, the holders of           shares of our common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of certain U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons subject to the alternative minimum tax;
•persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS

Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the

Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.

Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional           shares of common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and BofA Securities, Inc. The lock-up agreements are subject to specified exceptions.
See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the            under the symbol “KLTR”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the           , in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $           million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $           .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. Goldman Sachs & Co. LLC and BofA Securities, Inc. are customers of our video products.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of common stock (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any Shares at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the Shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
Each underwriter severally represents, warrants and agrees that:
(a)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of FSMA does not apply to us; and
(b)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Israel
The shares offered by this prospectus have not been approved or disapproved by the Israel Securities Authority (the “ISA”), nor have such shares been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered.
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and directed only at, and any offer of the common stocks is directed only at, (i) a limited number of persons in accordance with the Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
Our consolidated financial statements as of and for the years ended December 31, 2019, appearing in this prospectus and the registration statement of which it forms a part, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website, which is located at www.kaltura.com. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements as of and for the Year Ended December 31, 2019
Report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm	F-2
Consolidated Balance Sheet as of December 31, 2019	F-3
Consolidated Statement of Operations for the year ended December 31, 2019	F-5
Consolidated Statement of Changes in Convertible and Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the year ended December 31, 2019	F-6
Consolidated Statement of Cash Flows for the year ended December 31, 2019	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Kaltura, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Kaltura, Inc. (together with its subsidiaries, Kaltura or the "Company") as of December 31, 2019, the related consolidated statement of operations, changes in convertible and redeemable convertible preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company’s auditor since 2007.
Tel-Aviv, Israel
December 18, 2020

KALTURA, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	December 31, 2019	Pro Forma Stockholders’ Equity as of December 31, 2019
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,538
Trade receivables	10,829
Prepaid expenses and other current assets	1,769
Deferred contract acquisition and fulfillment costs, current	3,504
Total current assets	42,640
NONCURRENT ASSETS:
Property and equipment, net	7,808
Other assets, noncurrent	2,378
Deferred contract acquisition and fulfillment costs, noncurrent	9,504
Intangible assets, net	1,107
Goodwill	9,381
Total noncurrent assets	30,178
TOTAL ASSETS	$72,818
LIABILITIES, CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Current portion of long-term loans	$19,520
Current portion of long-term lease liabilities	2,337
Trade payables	2,662
Employees and payroll accruals	10,224
Accrued expenses and other current liabilities	5,122
Deferred revenue, current	36,720
Total current liabilities	76,585
NONCURRENT LIABILITIES:
Deferred revenue, noncurrent	216
Long-term loans, net of current portion	28,180
Long-term lease liabilities, net of current portion	1,764
Accrued severance pay	1,772
Warrants to purchase preferred and common stock	17,111
Total noncurrent liabilities	49,043
TOTAL LIABILITIES	$125,628
The accompanying notes are an integral part of the consolidated financial statements.

KALTURA, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands (except share and per share data)

	December 31, 2019	Pro Forma Stockholders’ Equity as of December 31, 2019
		(Unaudited)
COMMITMENTS AND CONTINGENCIES (Note 8)
Convertible preferred stock, $ 0.0001 par value per share - 1,043,778 shares authorized, issued and outstanding as of December 31, 2019; aggregate liquidation preference of $ 1,921 as of December 31, 2019	1,921
Redeemable convertible preferred stock, $ 0.0001 par value per share - 15,968,831 shares authorized as of December 31, 2019, 15,779,322 issued and outstanding as of December 31, 2019; aggregate liquidation preference of $ 173,266 as of December 31, 2019	155,550
Total mezzanine equity	157,471
STOCKHOLDERS' DEFICIT:
Common stock of $ 0.0001 par value per share - 35,000,000 shares authorized as of December 31, 2019; 6,810,045 shares issued and 5,102,225 shares outstanding as of December 31, 2019	*) -
Treasury stock - 1,707,820 shares of common stock, $0.0001 par value per share, as of December 31, 2019	(4,881)
Receivables on account of stock	(882)
Accumulated deficit	(204,518)
Total stockholders' deficit	(210,281)
LIABILITIES, CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT	$72,818
_______________
*)    Represents an amount lower than $ 1.
The accompanying notes are an integral part of the consolidated financial statements.

KALTURA, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

Year ended December 31, 2019
Revenues:
Subscriptions	$84,725
Professional Services	12,624
Total revenues	97,349
Cost of revenues:
Subscriptions	18,669
Professional Services	16,949
Total cost of revenues	35,618
Gross profit	61,731
Operating expenses:
Research and development	24,216
Selling and marketing	25,515
General and administrative	14,779
Total operating expenses	64,510
Operating loss	2,779
Financial expenses, net	11,189
Loss before provision for income taxes	13,968
Provision for income taxes	1,604
Net loss	$15,572
Net loss per share attributable to common stockholders, basic and diluted	$5.01
Weighted-average stock used in computing net loss per share attributable to common stockholders, basic and diluted	5,056,566
Pro forma net loss per share attributable to common stockholders, basic and diluted
Weighted-average stock used in computing pro-forma net loss per share attributable to common stockholders, basic and diluted
The accompanying notes are an integral part of the consolidated financial statements.

KALTURA, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND CHANGES IN STOCKHOLDERS' DEFICIT
U.S. dollars in thousands (except share data)

	Convertible preferred Stock		Redeemable convertible preferred Stock		Common stock		Treasury stock		Receivables on account of stock	Additional paid-in capital	Accumulated deficit	Total stockholders' deficit
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Balance as of January 1, 2019	1,043,778	$1,921	15,779,322	$145,801	5,003,621	*) -	1,707,820	$(4,881)	$(882)	—	$(190,272)	$(196,035)
Cumulative-effect adjustment for adoption of ASU 2014-09	—	—	—	—	—	—	—	—	—	—	8,606	8,606
Stock-based compensation expenses	—	—	—	—	—	—	—	—	—	2,322	—	2,322
Issuance of ordinary shares upon exercise of stock options	—	—	—	—	98,604	*) -	—	—	—	147	—	147
Accretion of redeemable convertible preferred stock	—	—	—	9,749	—	—	—	—	—	(2,469)	(7,280)	(9,749)
Net loss	—	—	—	—	—	—	—	—	—	—	(15,572)	(15,572)
Balance as of December 31, 2019	1,043,778	$1,921	15,779,322	$155,550	5,102,225	*)	1,707,820	$(4,881)	$(882)	—	$(204,518)	$(210,281)
_______________
*)    Represents an amount lower than $ 1.
The accompanying notes are an integral part of the consolidated financial statements.

KALTURA, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

Year ended December 31, 2019
Cash flows from operating activities:
Net loss	$(15,572)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,490
Stock based compensation expenses	2,322
Increase in deferred contract acquisition and fulfillment costs	(3,300)
Change in fair value of warrants to purchase preferred and common stock	5,300
Non-cash interest expenses	407
Changes in operating assets and liabilities:
Decrease in trade receivables	6,159
Increase in prepaid expenses and other current assets	(54)
Increase in trade payables	2,004
Decrease in accrued expenses and other current liabilities	(1,517)
Increase in employees and payroll accruals	1,435
Increase in accrued severance pay, net	39
Decrease in deferred revenue	(1,343)
Net cash provided by operating activities	370
Cash flows from investing activities:
Purchases of property and equipment	(2,239)
Capitalized internal-use software	(249)
Purchase of intangible assets	(244)
Net cash used in investing activities	(2,732)
Cash flows from financing activities:
Proceeds from long term loans, net of debt issuance cost	2,971
Repayment of finance lease liabilities	(2,818)
Proceeds from exercise of stock options	147
Net cash provided by financing activities	300
Net decrease in cash, cash equivalents and restricted cash	(2,062)
Cash, cash equivalents and restricted cash at the beginning of the year	29,206
Cash, cash equivalents and restricted cash at the end of the year	$27,144
(a) Supplemental disclosure of non-cash activity:
Purchase of property, equipment and intangible asset in credit	$142
Purchase of property and equipment by capital lease	$98
(b) Supplemental disclosure of cash flow information
Cash paid for income taxes, net	$1,073
Cash paid for interest	$4,298
(c) Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet
Cash and cash equivalents	$26,538
Restricted cash included in other assets, noncurrent	$606
Total cash, cash equivalents, and restricted cash	$27,144
The accompanying notes are an integral part of the consolidated financial statements.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 1. GENERAL
a.Kaltura, Inc. ("the Company") was incorporated in October 2006 and commenced operations in January 2007. The Company's business operations are allocated between two main segments, Enterprise, Education & Technology and Media & Telecom. The Company has developed a platform which is powering live, real-time, and on-demand video experiences. The Company's platform enables companies, educational institutions, and other organizations to cost-effectively launch advanced online video experiences, including Cloud TV solution, web video publishing, video-based teaching, learning and training, video-based marketing, and video-based collaboration. The Company's core offerings consist of various Software-as-a-Service (“SaaS”) products and solutions and a Platform-as-a-Service (“PaaS”).
b.The Company has established a number of foreign subsidiaries: Kaltura Europe Ltd. ("Kaltura Europe") in the UK, Kaltura Ltd. ("Kaltura Israel"), Kaltura Brasil Internet Video Software e Servicos Ltda. ("Kaltura Brazil"), Kaltura Asia Pte. Ltd. ("Kaltura Singapore") and Kaltura Germany GmbH ("Kaltura Germany"). Kaltura Israel is engaged mainly in research and development activity and the rest of the subsidiaries are engaged mainly in sales and pre-sales activities.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").
a.Use of estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, income tax uncertainties, stock-based compensation cost, fair value measurement of warrants, accretion of redeemable stocks, fair value and useful life of intangible assets, as well as in estimates used in applying the revenue recognition policy.
The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.
b.Financial statements in U.S. dollars:
A majority of the Company's revenues are generated in U.S. dollars. In addition, the Company's equity financial facilities and convertible instruments were in U.S. dollars and a substantial portion of the Company’s costs are incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and its subsidiaries is the U.S dollar.
Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with Statement of the Accounting Standard Codification ("ASC") 830 "Foreign Currency Matters" ("ASC 830"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
c.Principles of consolidation:
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.
d.Unaudited Pro Forma Stockholders’ deficit:
The Company has presented unaudited pro forma stockholders’ deficit as of December 31, 2019 in order to reflect the assumed effect on the balance sheet of (i) the assumed issuance of               shares of common stock pursuant to the automatic cashless exercise, immediately prior to the consummation of a qualified initial public offering (“IPO”), of a warrant to purchase shares of common stock issued to Goldman Sachs & Co. LLC (formerly Goldman, Sachs & Co.) (the “GS Warrant”), based on an assumed IPO price of  $          per share (the midpoint of the price range set forth on the cover page of this prospectus) (the “GS Warrant Exercise”), (ii) the assumed issuance of               shares of Series D redeemable convertible preferred stock and               shares of Series E redeemable convertible preferred stock pursuant to the automatic net exercise, immediately prior to the closing of an IPO, of a warrant to purchase shares of Series D redeemable convertible preferred stock (the “Series D Warrant”) and warrants to purchase shares of Series E redeemable convertible preferred stock (the “Series E Warrants”), respectively, based on an assumed IPO price of  $          per share (the midpoint of the price range set forth on the cover page of this prospectus) (together with the GS Warrant Exercise, the “Warrant Exercises”), (iii) the automatic conversion of the outstanding convertible preferred stock and redeemable convertible preferred stock (including the shares to be issued upon the automatic net exercise of the Series D Warrant and the Series E Warrants as described above) into               shares of common stock upon the consummation of an IPO, based on an assumed IPO price of  $          per share (the midpoint of the price range set forth on the cover page of this prospectus) (the “Preferred Stock Conversion”), and (iv) a warrant to purchase shares of Series C redeemable convertible preferred stock (the “Series C Warrant”) becoming exercisable for up to               shares of common stock upon the closing of an IPO (the “Series C Warrant Conversion”), in each case, as if the IPO had occurred on December 31, 2019. The unaudited pro forma stockholders’ deficit does not give effect to any proceeds from the assumed IPO.
e.Cash and cash equivalents:
Cash equivalents are short term, highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.
f.Restricted cash:
Restricted cash is primarily invested in deposits held to maturity, stated at cost, which also approximates their fair value, and are used as security for the Company's liabilities. These deposits are used mainly as security for rent payments, capital leases and the Company's credit cards. Restricted cash is presented in the balance sheet as part of other assets, non-current.
g.Trade receivables:
Trade receivables are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer, the financial condition of the customer, and the

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
amount of any receivables in dispute. There were no material write-offs for allowance of doubtful accounts recognized in the period presented.
h.Property and equipment, net:
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets:

Years
Computers and peripheral equipment	3
Office furniture and equipment	7-15
Leasehold improvements	Over the shorter of the related lease period or the life of the asset
i.Impairment of long-lived assets:
The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2019 no impairment losses were identified.
j.Intangible assets, net:
Intangible assets consist primarily of customer relationships, trade name and technology. The intangible assets are amortised over their estimated useful lives in proportion to the economic benefits realized.
Amortization for the intangible assets was recognized over the following periods:

Years
Customer relationships	9
Technology	8
Tradename	10
k.Goodwill:
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.
Goodwill is subject to an impairment test at the reporting unit level on an annual basis (or more frequently if impairment indicators arise). The Company identified two reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”. ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. The entire goodwill amount was allocated to the Media and Telecom segment. For the year ended December 31, 2019, no impairment was identified.
l.Leases:
Leases are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there were an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Company recorded capital lease agreements related mainly to servers and storage.
All other leases are accounted for as operating leases wherein rental payments are expensed on a straight line basis over the periods of their respective lease terms. The Company leases office space under operating lease agreements (please refer to note 9).
m.Warrants to purchase preferred and Common stock:
Warrants to purchase the Company's convertible preferred and common stock are classified as a liability on the balance sheet and measured at fair value at each reporting date.
The Company measures the warrants at fair value by applying the Option Pricing Method ("OPM") in each reporting period until they are exercised or expired, with changes in the fair value being recognized in the Company's statement of operations as financial income or expense, as appropriate.
n.Severance pay:
The majority of Kaltura Israel’s agreements with its employees in Israel are in accordance with section 14 of the Israeli Severance Pay Law. Upon contribution of the full amount of the employee's monthly salary and release of the policy to the employee, no additional legal obligation exists between the parties and no additional payments are made by the Company to the employee; therefore related assets and liabilities are not presented in the balance sheet.
For Kaltura Israel employees who are not subject to section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. Kaltura Israel’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company's balance sheet in other assets, noncurrent.
Severance expenses recorded in Kaltura Israel for the year ended December 31, 2019 amounted to $ 2,212.
The Company’s employees in the U.S. receive severance benefits in the event of an involuntary termination that increase in accordance with their tenure and base salary. The Company accounts for postemployment benefits in accordance with ASC Topic No. 712, Compensation – Nonretirement Postemployment Benefits. These benefits, primarily severance, are not accrued until the amount can be reasonably estimated.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Severance expense recorded in the U.S. for the year ended December 31, 2019 were immaterial.
o.Israeli employees defined contribution plan:
The Company has established a pension contribution plan with respect to Kaltura Israel employees. Under the plan, Kaltura Israel contributed up to 6.5% of each employee's monthly salary toward the plan. Employees are entitled to amounts accumulated in the plan upon reaching retirement age, subject to any applicable law.
Defined contribution pension plan expenses for the year ended December 31, 2019 amounted to $ 1,722.
p.Deferred Offering Costs:
Deferred offering costs consist primarily of accounting, legal, and other fees related to the Company’s proposed IPO. Upon consummation of the IPO, the deferred offering costs will be reclassified to stockholders' deficit and recorded against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. No offering costs were capitalized as of December 31, 2019.
q.Revenue recognition:
On January 1, 2019, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method applied to those contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASU No. 2014-09.
Performance obligations and timing of revenue recognition
The Company provides Subscriptions to its Video Experience Cloud, which powers live, real-time, and on-demand video experiences. The Company provides access to its platform either as a cloud-based service ("SaaS" or “PaaS”) or, less commonly, as a license to software installed on the customer's premises ("On-Prem") all together defined as subscriptions in the statement of operations.
Revenue from SaaS and PaaS subscriptions is recognized ratably over the time of the Subscription, beginning from the date in which the customer is granted access to the Subscription. Revenue from the sale of a term license is recognized at a point in time in which the license is delivered to the customer.
Revenue from post-contract services ("PCS") included in On-Prem projects is recognized ratably over the time of the PCS.
In some of the Company's arrangements, Professional Services ("PS") are accounted for as a separate performance obligation, and revenue will be recognized upon rendering the service. However, in some of the Company’s SaaS and PaaS arrangements the Company determined that the PS are solely set up activities that do not transfer goods or services to the customer and therefore are not accounted for as a separate performance obligation.
The Company's contracts usually include a fixed amount of consideration, as well as variable consideration for overage usage that, in most cases, is not considered probable at the inception of the contract. In addition, the Company has elected to apply the practical expedient for financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
When applicable, the Company allocates the transaction price between the separate performance obligations according to their standalone selling price (“SSP”), which is based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, the Company estimates the SSP taking into account available information, including, but not limited to, pricing practices, market conditions, and the economic life of the software.
The Company receives payments from customers based upon contractual billing schedules, usually net 30 days from the invoice date.
The Company records accounts receivable and related contract liabilities for non-cancelable contracts with customers when the right to consideration is unconditional.
Contract costs
Some of the sales commissions and bonuses earned by the Company's employees and management are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions and bonuses for new contracts are deferred and then amortized consistently with the pattern of revenue recognition for each performance obligation for contracts for which the commissions were earned, mainly on a straight-line basis, over a period of benefit that the Company has estimated to be mainly five years. This period of benefit was determined by taking into consideration the technology's useful life and other factors. Sales bonuses for renewal contracts are deferred and then amortized on a straight-line basis over the related contractual renewal period. The Company classifies deferred product costs as current or long-term based on the timing of when the Company expects to recognize the expense.
Amortization of sales commissions are consistent with the pattern of revenue recognition of each performance obligation and are included mainly in sales and marketing expense in the consolidated statement of operations. The Company has applied the practical expedient in ASC 606 to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.
The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the period presented.
The Company capitalizes costs incurred to fulfill its contracts when the costs relate directly to a contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenue generated under the contract. Costs to fulfill contracts are expensed to cost of revenue on a straight-line basis over a period of five years which reflects the technological useful life.
r.Cost of revenues:
Cost of SaaS and PaaS subscription, support and professional services revenue primarily consists of costs related to supporting and hosting the Company’s product offerings and delivery of its professional services.
These costs include salaries, benefits, incentive compensation and stock-based compensation expenses related to the management of the Company’s data centers, the Company's customer support team and professional services staff.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
In addition to these expenses, the Company incurs third-party service provider costs such as cloud infrastructure, data center and content delivery network expenses, rent expenses, depreciation expenses and amortization of acquired intangible assets. The Company allocates overhead costs such as rent, utilities and supplies to all departments based on relative headcount. As such, general overhead expenses are reflected in the cost of revenue in addition to each operating expense category.
s.Research and development costs:
Research and development costs are charged to the statement of operations as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization.
t.Internal-use software
Costs incurred to develop internal-use software are capitalized and amortized over the estimated useful life of the software, which is generally five years. In accordance with ASC Topic, 350-40, "Internal-Use Software," capitalization of costs to develop internal-use software begins when preliminary development efforts are successfully completed, the Company has committed project funding and it is probable that the project will be completed, and the software will be used as intended. Costs related to the maintenance of internal-use software are expensed as incurred.
The Company periodically reviews internal-use software costs to determine whether the projects will be completed, placed in service, removed from service or replaced by other internally developed or third-party software. If the asset is not expected to provide any future benefit, the asset is retired, and any unamortized cost is expensed.
Capitalized internal-use software costs are recorded under property and equipment, net.
When events or changes in circumstances require, the Company assesses the likelihood of recovering the cost of internal-use software. If the net book value is not expected to be fully recoverable, internal-use software would be impaired to its fair value. The Company capitalized $249 of software development costs during the year ended December 31, 2019. No impairment was recorded for the year ended December 31, 2019.
u.Advertising costs
Advertising costs are expensed as incurred and include marketing activities, demand generation, events, public relations and brand-building activities. Advertising costs amounted to $2,156 for the year ended December 31, 2019 and are included in sales and marketing expense in the consolidated statement of operations.
v.Stock-based compensation:
The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.
The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its option awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair value of its common stock, the expected stock price volatility, expected option term, risk-free interest rates and expected dividend yield.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The fair value of common stock underlying the options has historically been determined by management and the Company’s Board of Directors. Because there has been no public market for the Company's ordinary stock, the Board of Directors has determined fair value of an ordinary stock at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of stock capital and general and industry specific economic outlook, amongst other factors. The fair value of the underlying ordinary stock will be determined by the Board of Directors until such time as the Company's ordinary stock are listed on an established stock exchange. The Company's Board of Directors determined the fair value of ordinary stock based on valuations performed using the OPM for the year ended December 31, 2019.
The Company recognizes compensation cost for options and stock awards that have a graded vesting schedule and contain only service condition on a straight-line basis over the requisite service period for the entire award. Forfeitures are accounted for as they occur.
w.Business combination:
The Company accounted for business combination in accordance with ASC 805, "Business combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets are to be recognized in earnings.
Acquisition related costs are expensed to the statement of operations in the period incurred.
x.Income taxes:
The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, "Income Taxes". Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.
The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. As of December 31, 2019 the Company recorded a provision in the amount of $ 2,665 (see also Note 13).
y.Net loss per share attributable to Common stockholders:
The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to common stockholder for the period to be

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its convertible preferred stock to be participating securities as the holders of the convertible preferred stock would be entitled to dividends that would be distributed to the holders of common stock, on a pro-rata basis, assuming the conversion of all outstanding shares of convertible preferred stock into common stock. These participating securities do not contractually require the holders of such stock to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities. The Company’s basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of common stock are anti-dilutive.
z.Unaudited pro forma net loss per share attributable to Common stockholders
Unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 has been computed to give effect to (i) the Warrant Exercises, (ii) the Preferred Stock Conversion, and (iii) the Series C Warrant Conversion, in each case, as of the beginning of the period or the original date of issuance of the applicable security, if later. This calculation does not give effect to any shares of common stock to be issued in the IPO.
aa.Concentration of credit risks:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables.
The majority of the Company's and its subsidiaries' cash and cash equivalents and restricted cash are invested with major banks in Israel, the United Kingdom and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, in general these investments may be redeemed upon demand and therefore bear minimal risk.
The Company's trade receivables are geographically dispersed and derived from sales to customers mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures.
ab.Fair value of financial instruments:
ASC 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.
In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, prepaid expenses and other current assets, employees and payroll accruals, trade payables, accrued expenses and other current liabilities, current portion of long terms loan, current portion of long term lease, other current liabilities and long terms loan, net of current portion approximate their fair value due to the short-term maturities of such instruments.
ac.Legal contingencies:
From time to time, the Company or one of its subsidiaries become involved in legal proceedings or is subject to claims arising in its ordinary course of business. Such matters are generally subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. See also Note 8.
ad.Recently adopted accounting standards:
As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.
In May 2014, the FASB issued ASU 2014-09 guidance on revenue from contracts with customers (Topic 606) that supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
On January 1, 2019, the Company adopted the standard using the modified retrospective method of adoption to those contracts which were not completed as of January 1, 2019. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2019.
The most significant impacts of the standard on the Company`s financial statements are the accounting for revenue from term licenses and the accounting for costs to obtain a contract.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
In connection with the adoption of the new revenue recognition accounting standard, the Company decreased its accumulated deficit by $ 8,606. Upon adoption, the Company deferred $ 6,190 of previously expensed contract costs and accelerated the recognition of $2,416 of deferred revenues.
The acceleration of revenue that was deferred under prior guidance as of January 1, 2019, was primarily attributable to no longer requiring the separation of promised goods or services, such as software licenses, technical support, or unspecified update rights on the basis of vendor specific objective evidence and allowing the use of SSP.
The Company made certain presentation changes to its consolidated balance sheet on January 1, 2019 to comply with ASU No. 2014-09. Prior to adoption of the new standard, the Company offset accounts receivable and contract liabilities for unpaid deferred performance obligations included in contract liabilities. Under the new standard, the Company records accounts receivable and related contract liabilities for noncancelable contracts with customers when the right to consideration is unconditional.
The cumulative effect of the changes made to the company`s January 1, 2019 consolidated balance sheet for the adoption of Topic 606 were as follows:

	Balance at January 1, 2019 prior to ASC 606 adoption	Adjustments due to Topic 606 adoption	Balance at January 1, 2019
Trade receivables	$3,342	$13,646	$16,988
Deferred contract acquisition costs	250	5,217	5,467
Deferred contract fulfillment costs	3,267	973	4,240
Deferred revenue	27,047	11,230	38,277
Accumulated deficit	$(190,272)	$8,606	$(181,666)
The adoption of ASC 606 had no impact on cash provided by or used in operating, investing, and financing activities in the Company’s consolidated statement of cash flows.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows.
ad.Recently issued accounting Pronouncements not yet adopted:
In February 2016, the FASB issued ASU No. 2016-02, Leases, which would require lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The Company is currently evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.
In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04) "Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment." ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2020; early adoption is permitted.
The Company is currently evaluating the effect that ASU 2017-04 will have on its consolidated financial statements and related disclosures.
In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software.
The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The guidance will be effective for the Company beginning January 1, 2021, and interim periods in fiscal years beginning January 1, 2022. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2018-15 will have on its consolidated financial statements and related disclosures.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740.
These exceptions include the exception to the incremental approach for intraperiod tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses.
The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

December 31, 2019
Prepaid expenses	$1,326
Government institutions	179
Deposit	177
Other	87
$1,769
NOTE 4. PROPERTY AND EQUIPMENT, NET
Composition of property and equipment is as follows:

December 31, 2019
Cost:
Computers and peripheral equipment	$5,358
Office furniture and equipment	675
Leasehold improvements	472
Capital leases of computers and peripheral equipment	14,279
Internal use software	249
21,033
Accumulated depreciation	(13,225)
Depreciated cost	$7,808
Depreciation expenses for the year ended December 31, 2019 were $ 3,860, out of which an amount of $ 2,351 relates to depreciation expenses of capital leases.
In 2019 the Company disposed a total of $ 2,746 cost and accumulated depreciation of fully depreciated property and equipment.
NOTE 5. OTHER ASSETS, NONCURRENT

December 31, 2019
Restricted cash	$606
Severance pay fund	1,515
Other	257
$2,378

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 6. INTANGIBLE ASSETS, NET
a.Intangible assets:

	December 31, 2019
	Weighted average remaining useful life (in years)	Balance
Gross carrying amount:
Technology	1.42	$2,570
Customer relationship	2.19	1,825
Tradename	3.42	980
		5,375
Accumulated amortization and impairments:
Technology		(2,221)
Customer relationship		(1,441)
Tradename		(606)
		(4,268)
Intangible assets, net		$1,107
During the year ended December 31, 2019 the Company recorded amortization expense in the amounts of $630 included in cost of revenues and selling and marketing in the statement of operations.
b.The estimated future amortization expense of intangible assets as of December 31, 2019 is as follows:

December 31,
2020	$515
2021	382
2022	133
2023	77
$1,107
c.In April 2018, the Company acquired some of the assets of Rapt Media, Inc. ("the Assets") for a consideration that will vary depending on the gains that the Assets derive during a three-year period following the closing date of the purchase of the Assets ("the Transaction").
The Transaction was accounted for as an asset acquisition. The Company recognizes an asset and liability simultaneously when revenue derived from the Assets is recognized. The liability is paid in two installments each year. The useful life of the Assets is four years from the Transaction’s closing date. The Assets will enhance the Company's capabilities in the fields of personalized marketing, customer education, recruitment, learning and educational video experiences.
As of December 31, 2019, with respect to the Transaction, the Company capitalized $ 356 that was recorded as intangible assets against the respective liability.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 7. LONG-TERM LOAN
a.As of December 31, 2019, the aggregate principal annual maturities according to the loan agreements are as follows:

Year ended December 31,
2020	$19,667
2021	10,000
2022	10,000
2023	8,333
$48,000
b.The Company plans to refinance or extend the loans’ respective maturity dates and based on discussions with the lenders and other sources of financing it believes it will be successful in refinancing such loans.
c.In February 2011, the Company entered into a long-term loan and security agreement with a bank ("2011 Loan Agreement"). During the years 2012-2018 the Company entered into several modifications, pursuant to which the long-term credit line was increased to an amount equal to $ 20,000 out of which the Company drew an amount of $ 15,000. Loan repayment date was extended from February 2017 to February 2020 in one installment.
During 2019, the Company drew an additional amount of $ 3,000 as part of the Ninth Modification to the 2011 Loan Agreement.
In February 2020, subsequent to the balance sheet date, the Company drew an additional amount of $ 2,000 as part of the Ninth Modification to the 2011 Loan Agreement.
The outstanding principal amount accrues interest at a floating per annum rate equal to the prime rate.
As of December 31, 2019 the Company's outstanding loan balance was $ 17,965 (please refer to Note 7b).
d.In April 2012, the Company entered into a long-term loan and security agreement ("Additional Loan Agreement"), which provided the Company a long-term line of credit. During the years 2012-2018 the Company entered into three modifications to the agreement, pursuant to which the long-term credit line was increased to an amount equal to $ 30,000. The Company used the entire credit line pursuant to which the loan repayment date was extended to November 2020. Pursuant to the last amendment, the loan is to be repaid in 36 monthly equal installments.
The outstanding principal amount accrues interest at a floating per annum rate equal to four and a half percentage (4.5%) points above the prime rate, subject to a 9.50% floor and a 12.00% maximum.
As of December 31, 2019 the Company's outstanding loan balance under the Additional Loan Agreement was $ 29,735 (please refer to Note 7b).
e.Under the terms of the Additional Loan Agreement and the 2011 Loan Agreement, the Company is obligated to maintain certain covenants as defined therein. As of December 31, 2019 the Company met these covenants.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 7. LONG-TERM LOAN (Cont.)
f.The carrying amounts of the loans approximate their fair value
NOTE 8. COMMITMENTS AND CONTINGENCIES
a.Lease commitments:
The Company is engaged in operating lease arrangements for its worldwide offices. Future minimum annual payments under non-cancelable operating leases for the period remaining subsequent to December 31, 2019, are as follows:

Year ended December 31,	Rental of premises
2020	$1,803
2021	1,109
2022	170
Total	$3,082
Total rent expenses for the year ended December 31, 2019 were $ 2,121.
b.Legal claim:
On February 11, 2019, a claim was filed in the U.S. District Court for Delaware against the Company by CoolTVNetwork.com, Inc. (“CoolTVNetwork”), alleging infringement of a U.S. Patent. CoolTVNetwork raised certain claims and allegations which the Company has denied. The case remains pending. Management estimates that the cost to resolve this matter is not material to the financial statements and its financial position.
NOTE 9. CAPITAL LEASES
The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2019:

Year ended December 31,
2020	$2,481
2021	1,673
2022	133
Total minimum lease payments	4,287
Less: Amount representing interest	186
Present value of net minimum lease payments	$4,101

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10. REVENUES FROM CONTRACTS WITH CUSTOMERS
a.The following table presents disaggregated revenue by category:

	Year Ended December 31, 2019
	Enterprise, Education & Technology		Media & Telecom
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Subscription	$61,376	94.6%	$23,349	71.8%
Professional Services	3,463	5.4%	9,161	28.2%
	$64,839	100%	$32,510	100%
b.Contract Balances
Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The noncurrent portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date.
Substantially all the revenue that was included in the deferred revenue, current as of January 1, 2019 (post adoption of ASC 606), was recognized as revenue during 2019.
c.Remaining Performance Obligation
The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of December 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was $114,882, which consists of both billed consideration in the amount of $36,936 and unbilled consideration in the amount of $77,946 that the Company expects to recognize as revenue and was yet recognized on the balance sheet. The Company expects to recognize 61% of its remaining performance obligations as revenue in the year ending December 31, 2020, and the remainder thereafter.
d.Costs to Obtain a Contract
The following table represents a rollforward of costs to obtain a contract:

Year Ended December 31, 2019
Beginning balance after the adoption of ASC 606	$5,467
Additions to deferred contract acquisition costs during the period	5,926
Amortization of deferred contract acquisition costs	$(2,378)
Ending balance	$9,015
Deferred contract acquisition costs, current	$2,603
Deferred contract acquisition costs, noncurrent	6,412
Total deferred costs to obtain a contract	$9,015

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 10. REVENUES FROM CONTRACTS WITH CUSTOMERS (Cont.)
e.Costs to fulfill a Contract
The following table represents a rollforward of costs to fulfill a contract:

Year Ended December 31, 2019
Beginning balance after adoption of ASC 606	$4,241
Additions to deferred costs to fulfill a contract during the period	664
Amortization of deferred costs to fulfill a contract	(912)
Ending balance	$3,993
Deferred fulfillment costs, current	$901
Deferred fulfillment costs, noncurrent	3,092
Total deferred contract acquisition costs	$3,993
NOTE 11. FAIR VALUE MEASUREMENTS
a.In July 2016, as part of the Company's stock and warrant purchase agreement with a new investor, the Company issued the new investor a warrant to purchase 1,588,109 shares of common stock of the Company (subject to certain adjustments, as described below) with an exercise price of $0.0001 per share. The warrant expires in July 2026.
The warrant is exercisable immediately prior to the occurrence of a Triggering Event (as such term is defined in the warrant agreement), or in connection with an exercise of co-sale rights. If the warrant is exercised in connection with a Liquidation Event or Qualified IPO (each as defined in the warrant agreement), the number of shares issuable upon such exercise will be subject to certain adjustments based on the equity valuation implied by such Liquidation Event or Qualified IPO. In addition, the warrant has a redemption right which entitles the holder, at its sole discretion, to redeem the warrant after the fifth anniversary from the issuance date.
b.In October 2015, as part of the Second Modification to the Additional Loan Agreement, the Company issued the lender a warrant to purchase 32,841 shares of Series E Preferred stock with an exercise price of $15.223 per share. The warrant expires in October 2025.
c.In 2014, 2012 and 2011, the Company issued warrants to purchase 68,965 shares of Series E Preferred stock with an exercise price of $ 10.15 per share, 56,285 shares of Series D Preferred stock with an exercise price of $ 5.33 per share and 31,414 shares of Series C Preferred stock with an exercise price of $ 3.82 per share, respectively. As part of the third amendment to the loan agreement, the expiration date of the Preferred D and E warrants have been extended to October 2025.
d.The above-mentioned transactions were accounted for in accordance with ASC 815-40, "Derivatives and Hedging - Contracts in Entity`s Own Equity," ("ASC 815") and ASC 480-10, "Distinguishing Liabilities from Equity" ("ASC 480"). The warrants are recorded as a liability in the Company's balance sheet and are measured at fair value at each reporting date.
During the year ended December 31, 2019 the Company recorded financial expenses from changes in the warrants' fair value in the amount of $ 5,300 (see also Note 2ab).

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 11. FAIR VALUE MEASUREMENTS (Cont.)
The Company measures the warrants at fair value by applying the OPM in each reporting period until they are exercised or expired, with changes in fair values being recognized in the Company's consolidated statement of operations as financial income or expenses.
In estimating the warrants' fair value, the Company used the following assumptions:

2019
Volatility	48.5%
Risk-free interest rate	1.39%
Dividend yield	—
Expected life	1.5
______________
(1)Dividend yield - was based on the fact that the Company has not paid dividends to its stockholders in the past and does not expect to pay dividends to its stockholders in the foreseeable future.
(2)Expected volatility - was calculated based on actual historical stock price movements of companies in the same industry over the term that is equivalent to the expected term of the option.
(3)Risk-free interest - based on yield rate of non-index linked U.S. Federal Reserve treasury stock.
(4)Expected term - the expected term was based on the expected maturity date of the warrants.
(5)Fair value measurement using significant unobservable inputs (Level 3):

December 31, 2019
Balance at January 1	$11,811
Change in fair value of warrants	5,300
Balance at December 31	$17,111
NOTE 12. CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
a.Composition of preferred stock capital of $ 0.0001 par value each:

	December 31, 2019
	Authorized	Issued and outstanding	Aggregate liquidation preference
	Number of shares

Series A Preferred stock	1,043,778	1,043,778	$1,921
Series B Preferred stock	3,240,085	3,240,085	12,631
Series C Preferred stock	3,434,556	3,403,141	18,110
Series D Preferred stock	2,870,544	2,814,258	17,287
Series D-1 Preferred stock	714,286	714,286	4,354
Series E Preferred stock	4,042,693	3,940,885	40,000
Series F Preferred stock	1,666,667	1,666,667	80,884
Convertible and redeemable convertible Preferred stock	17,012,609	16,823,100	$175,187

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12. CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT (Cont.)
b.1.     Common stock:
The shares of common Stock confer upon their holders the right to receive notice to participate and vote in general stockholders meetings of the Company, and the right to receive dividends, if declared, and to participate in the distribution of the surplus assets of the Company upon liquidation of the Company, as more fully described in the Company's certificate of incorporation. The voting, dividend and liquidation rights of the holders of the Company's common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.
2.     Convertible and Redeemable Convertible Preferred stock:
The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series E Preferred Stock of the Company (the “Series A-E Stock”) confer upon their holders all of the rights of the shares of common Stock.
The holders of shares of Series A-E Stock and Series F Stock (the “Series F Stock” and together with the Series A-E Stock, the “Preferred Stock”) also have the following rights, preferences and privileges:
Voting rights
Each holder of Series A-E Stock shall be entitled to the number of votes equal to the number of shares of common Stock into which such Series A-E Stock could be converted as of immediately after the close of business on the applicable date and shall have voting rights and powers equal to the voting rights and powers of the common Stock.
The Series F Stock have no voting rights or any other voting power except as expressly set forth in the Restated Certificate (including certain veto rights) or as required by applicable law (provided that in such event, all shares of Series F Stock shall entitle the holders thereof to an aggregate (for all such holders) of one vote).
The holder of the GS Warrant shall be entitled to the number of votes equal to the number of shares of common Stock into which such GS Warrant is exercisable immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the common Stock and shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company.
Conversion rights
Each share of the applicable Series A-E Stock may, at the option of the holder thereof, be converted at any time into fully-paid and nonassessable shares of common Stock as is determined by dividing the applicable Series A-E Stock original issuance prices by the applicable conversion price then in effect. The shares of Series A-E Stock shall automatically be converted into common Stock at the applicable conversion price then in effect immediately upon the closing of a Qualified IPO (as such term is defined in the Restated Certificate). In addition, the shares of the applicable Series A-E Stock (separately) shall automatically be converted into common Stock at the applicable conversion price then in effect upon the affirmative election of the holders of the applicable majority of the outstanding shares of such applicable Series A-E Stock (voting separately), in accordance with the terms and conditions set forth in the Restated Certificate.
The Series F Stock shall be converted into shares of common Stock upon a Series F Qualified IPO (as such term is defined in the Restated Certificate) and only upon certain circumstances in accordance with the terms and conditions set forth in the Restated Certificate.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12. CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT (Cont.)
Dividend rights
The holders of Series F Stock shall be entitled to receive, in preference to the holders of all other Preferred Stock and common Stock, cumulative dividends in an amount equal to 10% of the respective original issue price compounded semi-annually, for each outstanding share of Series F Stock; Such dividends shall be payable only when, as and if declared by the Board of Directors of the Company, out of any assets legally available therefor.
Thereafter, holders of the applicable Series E Preferred Stock, Series D-1 Preferred Stock, Series D Preferred Stock, Series C Preferred Stock and Series B Preferred Stock (the “Series B-E Stock”) shall be entitled to receive non-cumulative dividends in an amount equal to 8% of the respective original issue price of each such series of Series B-E Stock.
The holders of Series D-1 Preferred Stock, Series D Preferred Stock, Series C Preferred Stock and Series B Preferred Stock (the “Series B/D-1 Stock”) are entitled to also receive (in addition to the foregoing dividends) their respective Retained Dividends (as such term is defined in the Sixth Amended and Restated Investor Rights Agreement by and amend the Company and the other parties thereto) for each outstanding share of such applicable Series B/D-1 Stock. The preference order among the Series B-E Stock is such that holders of Series E Stock, Series D-1 and Series D Stock (on a pari passu), Series C Stock and Series B Stock shall be entitled, in their respective order, to receive, prior and in preference to the above order, the dividends described above. Such dividends shall be payable only when, as and if declared by the Board of Directors of the Company, out of any assets legally available therefor.
Liquidation Rights
Upon any Liquidation Event (as defined in the Restated Certificate), before any distribution to the holders of common Stock or Series A-E Preferred Stock, the holders of Series F Stock shall be entitled to be paid, out of the assets of the Company legally available for distribution, for each share of Series F Stock held by them, an amount per share of Series F Stock equal to the Series F original issue price plus all accrued but unpaid dividends on the Series F Stock (the “Series F Preference”); less any Prepayments (as defined in the Restated Certificate); provided however, that in the event that the sum of (i) the aggregate amount payable in connection with a Liquidation Event to all holders of Series F Stock on account of the shares of Series F Stock; plus (ii) the aggregate amount payable to all holders of the GS Warrant on account of the shares of common Stock issuable upon exercise of the GS Warrant (and to any other stockholder to which the GS Issued Warrant Shares (as defined in the Restated Certificate) were transferred) is less than the Minimum Return Amount (as such term is defined in the Restated Certificate), the aggregate Series F Preference shall be increased, on a dollar-for-dollar basis, until the sum of (i) the aggregate amount payable in connection with a Liquidation Event to all holders of Series F Stock on account of the shares of Series F Stock held thereby; plus (ii) the aggregate amount payable in connection with a Liquidation Event to (a) all holders of the GS Warrant on account of the common Stock issuable upon exercise of the GS Warrant, and (b) to any other stockholder holding GS Issued Warrant Shares, on account of the GS Issued Warrant Shares held thereby, will equal the Minimum Return Amount.
Thereafter, holders of shares of Series B-E Stock shall be entitled to be paid, out of the assets of the Company legally available for distribution, for each share of such applicable Series B-E Stock, an amount per share of such applicable Series B-E Stock equal to the respective original issue price of such applicable Series B-E Stock plus an amount equal to all declared but unpaid dividends on such Series B-E Stock (plus, with respect to the Series B/D-1 Stock – also their respective Retained Dividends) and less all amounts previously paid to the holders of such applicable Series B-E Stock on such share.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12. CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT (Cont.)
The liquidation order among the Series B-E Stock is such that holders of Series E Stock, Series D-1 Stock and Series D Stock (on a pari passu basis), Series C Stock and Series B Stock shall be entitled, in their respective order, to receive, prior and in preference to the above order any distribution of any asset, capital, earnings or surplus funds of the Company as described above.
Thereafter, holders of the Series A Preferred Stock shall be entitled to receive, prior to any distribution of any of the assets or surplus funds of the Company to the holders of the common Stock, out of the assets of the Company legally available for distribution, for each share of Series A Preferred Stock held by them an amount equal to the original issue price of such Series A Stock.
Thereafter, holders of Series A-E Stock and common Stock shall be entitled to receive all declared and unpaid dividends on the common Stock, if any, on a pro rata basis.
Thereafter, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common Stock and the holders of Series B-E Stock (on an as if converted basis), until the holders of each applicable class of Series B-E Stock, as applicable, shall have received pursuant to the applicable provisions in the Restated Certificate, the applicable “Participation Cap” – as set forth in Section 3(h) of Article IV(D) of the Restated Certificate. Thereafter, the remaining assets of the Company legally available for distribution in such Liquidation Event, if any, shall be ratably distributed to the holders of the common Stock.
Redemption Rights
At any time after the fifth anniversary of the original issue date set forth in the Restated Certificate, (a) holders of a majority of the Series F Stock may request the redemption of all or any part of the Series F Stock; and (b) the holder(s) of the GS Warrant may request the redemption of all or any part of the GS Warrant. The Company shall redeem all shares of Series F Stock and the GS Warrant, at a price per share, with respect to each applicable share of Series F Stock, equal to the Series F Liquidation Preference, subject to payment of the Minimum Return Amount, all subject to the terms and conditions in the Restated Certificate.
At any time after the fifth anniversary of the original issue date set forth in the Restated Certificate, the holders of a certain applicable majority of each applicable series of Series B-E Stock (voting separately as set forth in the Restated Certificate), may request the redemption of the respective series of Series B-E Stock, at a price per share equal to the applicable Preferred Preference amount applicable to the respective series of Series B-E Stock, all subject to the terms and conditions in the Restated Certificate.
The Company presented its Convertible and Redeemable Convertible Preferred Stock as temporary equity in accordance with ASC 480-10-S99-3A. Changes in the redemption value were accreted over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument using an appropriate methodology, usually the interest method.
Series B, Series C, Series D, Series D-1, Series E and Series F Preferred stock are considered redeemable preferred stock and presented outside of permanent equity in the mezzanine section of the consolidated balance sheet.
Series A's liquidation preference provisions are considered contingent redemption provisions that are not solely within the Company’s control and have been presented outside of permanent equity in the mezzanine section of the consolidated balance sheet.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12. CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT (Cont.)
Since issuance of the instrument the Company recorded the accretion of the Series F Stock to reflect the redeemable liquidation preference amount, against additional paid in capital or accumulated deficit to the extent that there is no additional paid-in capital. The calculated redemption value of the Series F Stock based on the accretion method amounted to approximately $ 63,100 as of December 31, 2019.
c.Receivables on account of stock
In May 2015, the Company entered into loan agreements with some of its executive employees (the “Employee Loan Agreements") for the purpose of exercising vested options. The Employee Loan Agreements shall become due and payable in July 2021, unless certain events detailed in the Employee Loan Agreements occur prior to such date. In addition, such loans shall automatically be forgiven and deemed to have been repaid in full upon an IPO.
d. Stock Option Plans:
Under the Company's 2007 U.S. and Israeli Stock Option Plans ("the 2007 Plans"), options may be granted to officers, directors, employees advisors and consultants of the Company or its subsidiaries.
In 2017, the Company adopted a new equity incentive plan, the "2017 Equity Incentive Plan" (the "2017 Plan" and together with the 2007 Plans, the "Plans"), and extended the term of the 2007 Israeli Stock Option Plan and the term of the options already granted thereunder for an additional ten year period.
Pursuant to the Plans, the Company reserved 6,998,266 shares of common stock for issuance. Following the adoption of a new option policy the Company has reserved an additional 914,752 shares of common stock. As of December 31, 2019, an aggregate of 258,942 shares of common stock of the Company were still available for future grants under the 2017 Plan.
Each option granted under the Plans is exercisable until the earlier of ten years (or 20 years if granted under the 2007 Israeli Stock Option Plan) from the date of the grant of the option. The options vest primarily over a four year period. Any options that are forfeited or not exercised before expiration become available for future grants.
A summary of the Company's stock option activity with respect to options granted to employees under the Plans is as follows:

	Number of Options	Weighted Average exercise price	Weighted remaining contractual term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2019 *)	3,526,945	$4.38	7.06	$3,543
Granted	593,650	$8.10
Exercised	(92,604)	$1.59		1,019
Forfeited	(193,712)	$6.87
Outstanding as of December 31, 2019 *)	3,834,279	$4.89	6.89	$7,123
Exercisable options at end of year	2,578,502	$3.50	10.24	$7,278
_______________
*)     Not including 195,000 outstanding options granted to non-employees (enclosed under a separate table below).

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12. CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT (Cont.)
The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the assumptions noted in the following table:

2019
Expected volatility	50%
Risk-free interest rate	1.7%-2.6%
Dividend yield	—
Expected life	5.93
These assumptions and estimates were determined as follows:
(1)Fair value of common stock - As the Company’s common stock is not publicly traded, the fair value was determined by the Company’s Board of Directors, with input from management and assisted by valuation reports prepared by a third-party valuation specialist.
(2)Risk-free interest rate - The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.
(3)Expected term - The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
(4)Expected volatility - Since the Company has no trading history of its ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.
(5)Expected dividend yield - The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.
The weighted average fair value of the options granted in the year ended December 31, 2019 was $ 3.76 per option.
Options issued to non-employees that are still outstanding as of year-end:

Issuance date	Number of options for common stock	Weighted average exercise price per stock	Options exercisable	Expiration year

During 2007	20,000	$0.10	20,000	2027
During 2010	10,000	$0.61	10,000	2020
During 2017	120,000	$7.72	120,000	2027
During 2018	20,000	$7.08	20,000	2028
During 2019	25,000	$9.96	2,083	2029
As of December 31, 2019	195,000		172,083

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 12. CONVERTIBLE AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT (Cont.)
The share-based compensation expense by line item in the accompanying consolidated statement of operations is summarized as follows:

Year ended December 31,
2019
Cost of revenues	$218
Research and development	617
Sales and marketing	329
General and administrative	1,158
Total expenses	$2,322
As of December 31, 2019, there were $ 4,457 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a period of three years.
NOTE 13. INCOME TAXES
The Company's subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.
a.Loss (income) before taxes on income is comprised as follows:

Year ended December 31, 2019
Domestic	$20,882
Foreign	(6,914)
Loss before taxes on income	$13,968
The provision for income taxes was as follows:

Year ended December 31, 2019
Federal	$—
State	43
Foreign	1,561
Total provision for income taxes	$1,604
b.Deferred income taxes:
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
As of December 31, 2019, the Company has provided a full valuation allowance in respect of deferred tax assets resulting from the tax losses carryforward. Management currently believes that it is more likely than not that the deferred tax regarding the tax loss carry forwards and other temporary differences will not be realized in the foreseeable future.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13. INCOME TAXES (Cont.)
Significant components of the Company’s deferred tax assets are as follows:

December 31, 2019
Deferred tax assets:
Net operating losses carryforward	$48,531
Other temporary differences	3,022
Deferred tax assets before valuation allowance	51,553
Valuation allowance	(50,808)
Total deferred tax assets	745
Deferred tax liabilities:
Deferred contract costs	(745)
Total deferred tax liabilities
Deferred tax assets, net	$—
c.Net operating losses carry forward:
As of December 31, 2019, the U.S. parent company had a net U.S. operating loss carry forward for income tax purposes of approximately $ 173,325. Out of the operating losses attributed to the U.S. parent company, $ 146,390 were generated before January 1, 2018 and are subject to the 20-year carryforward period ("pre-Tax Act losses"). The remaining $ 26,935 ("post-Tax Act losses") can be carried forward indefinitely but are subject to the 80% taxable income limitation.
Utilization of the U.S. net operating losses above may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of substantial net operating losses before utilization (the 80% limitation was waived for NOLs utilized in 2019 and 2020 under the CARES Act).

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13. INCOME TAXES (Cont.)
d.A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

Year ended December 31, 2019
Loss before tax as reported at the consolidated statement of operations	$13,968

Statutory tax rate	21%

Theoretical tax benefit	(2,933)

Non-deductible expenses and other permanent differences	235
Remeasurement of warrants to fair value	1,113
Share-based compensation	517
Change in valuation allowance	2,636
Income tax at rate other than the U.S. statutory tax rate	319
Exchange rate differences	(133)
Other	(150)
Total tax expenses	$1,604
e.The Tax Cuts and Jobs Act:
On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act, a comprehensive tax law that includes significant changes to the taxation of business entities. These changes include several key tax provisions, among others: (i) a permanent reduction to the statutory federal corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017; (ii) a partial limitation on the tax deductibility of business interest expenses; (iii) a shift of the U.S. taxation of multinational corporations from a tax on worldwide income to a territorial system (along with certain rules designed to prevent erosion of the U.S. income tax base) and (iv) a one-time deemed repatriation tax on accumulated offshore earnings held in cash and illiquid assets, with the latter taxed at a lower rate.
f.Tax laws applicable to the Company's subsidiary in Israel:
Tax benefits by virtue of the Law for the Encouragement of Capital Investments, 1959 ("the Law"):
Until tax year 2014, Kaltura Israel utilized various tax benefits by virtue of the "Benefited Enterprise" status granted to its enterprise, pursuant to the Law. Kaltura Israel elected benefits under the alternative track of benefits according to which it was exempt from income tax in the first two years (from the date Kaltura Israel earned taxable income) and subject to corporate tax at the rate of 10%-25% for up to a total of eight years.
According to the provisions of section 51d of the Law, Kaltura Israel elected the year 2011 as the Election Year and started utilizing tax benefits by virtue of the Law.
If a dividend is distributed out of tax exempt income earned by a Benefited Enterprise the amount distributed will be subject to corporate tax at the rate that would have otherwise been applicable on the Benefited Enterprise income.

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13. INCOME TAXES (Cont.)
As of December 31, 2019, approximately $ 343 was derived from tax exempt profits earned by Kaltura Israel’s "Beneficiary Enterprise." The Company and its Board of Directors have determined that such tax-exempt income will not be distributed as dividends and intends to reinvest the amount of its tax-exempt income earned by Kaltura Israel. Accordingly, no provision for deferred income taxes has been provided on income attributable to Kaltura Israel’s "Beneficiary Enterprise" as such income is essentially permanently reinvested.
If Kaltura Israel’s retained tax-exempt income is distributed, the income would be taxed at the applicable corporate tax rate as if it had not elected the alternative tax benefits under the Investment Law and an income tax liability of up to $ 86 would be incurred as of December 31, 2019.
In 2011, new legislation amending the Investment Law was adopted. Under this new legislation, a unified corporate tax rate will apply to all qualifying income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011.
Industrial Companies under the Preferred Enterprise status according to the new law as amended in July 2013, and starting January 1, 2014 entitled to a uniform reduced corporate tax rate of 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.
The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. Under the transition provisions, the Company decided to irrevocably implement the new law, effective January 1, 2015.
Kaltura Israel’s income from other sources is subject to tax at the regular Corporate Income Tax rates which was 23% in 2019.
As of December 31, 2019, $1,438 of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. If these earnings were re-patriated to the US, it would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes. The amount of unrecognized deferred tax liability related to these earnings was not material.
g.Tax assessment:
Generally, in the U.S. federal and state taxing jurisdictions, tax periods in which certain loss and credit carryovers are generated remain open for audit until such time as the limitation period ends for the year in which such losses or credits are utilized. Kaltura Israel received final tax assessments through 2016 while the rest of the Company subsidiaries did not have any final tax assessments as of December 31, 2019.
h.Uncertain tax position:
A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

Unrecognized Tax Benefits
Beginning balance	$2,006
Increases related to prior years’ tax positions	256
Increases related to current years’ tax positions	403
Decreases due to lapses of statutes of limitations	—
Ending balance	$2,665

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 13. INCOME TAXES (Cont.)
As of December 31, 2019, the total amount of gross unrecognized tax benefits was $ 2,665 and if recognized, would favorably impact the Company’s effective tax rate.
The Company recognizes interest related to uncertain tax positions in income tax expense. As of December 31, 2019, the Company has accumulated $97 interest related to uncertain tax positions.
The Company currently does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.
NOTE 14. SELECTED STATEMENT OF OPERATIONS DATA

Year ended December 31, 2019
Financial income:
Interest income	$133
133
Financial expenses:
Bank fees	326
Remeasurement of warrants to fair value	5,300
Interest expense	4,298
Foreign currency translation adjustments, net	1,292
Other	106
11,322
Financial expenses, net	$11,189
NOTE 15. NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS
a.Historical net loss per share attributable to common stockholders
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented:

Year ended December 31, 2019
Numerator:
Net loss	$15,572
Preferred stock accretion	9,749
Total loss attributable to common stockholders	$25,321
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	$5,056,566
Net loss per share attributable to common stockholders, basic and diluted	$5.01

KALTURA,INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 15. NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (Cont.)
Shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive are as follows:

Year ended December 31, 2019
Convertible and redeemable and convertible preferred stock	16,823,100
Warrants to purchase preferred and common stock	1,777,614
Outstanding stock options	4,029,279
Total	22,629,993
b.Unaudited pro forma net loss per share attributable to common stockholders
The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 has been prepared to give effect to the occurrence of (i) the Warrant Exercises, (ii) the Preferred Stock Conversion, and (iii) the Series C Warrant Conversion (in each case, as defined in note 2(d) above). The Company has calculated unaudited pro forma basic and diluted net loss per share attributable to common stockholders giving effect to the impact of the foregoing events using the if-converted method, as though each such event had occurred as of the beginning of the period or the original date of issuance of the applicable security, if later. This calculation does not give effect to any shares of common stock to be issued in the IPO.

Year ended December 31, 2019
(unaudited)
Numerator:
Net loss attributable to common stockholders	$25,321
Change in fair value of preferred stock warrant liabilities
Net loss used in unaudited pro forma net loss per share calculation	$
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	5,056,566
Pro forma adjustment to reflect Warrant Exercises and Preferred Stock Conversion
Weighted average shares used in computing pro forma net loss per share, basic and diluted
Pro forma net loss per share attributable to common stockholders, basic and diluted	$
NOTE 16. REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION
a.Reportable segments:
ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer ("CODM"). The Company's CODM does not regularly review

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 16. REPORTABLE SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)
asset information by segments and, therefore, the Company does not report asset information by segment.
The Company organizes its operations in two segments: Enterprise, Education & Technology and Media and Telecom. Enterprise, Education & Technology represent product related to industry solutions for education customers, and media services (except for media & telecom customers). Media and Telecom represent Cloud TV solutions that are sold to media and telecom operators.
The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements, which includes certain corporate overhead allocations.

	Year ended December 31, 2019
	Enterprise, Education & Technology	Media and Telecom	Total
Revenues	$64,839	$32,510	$97,349
Gross income	$50,273	$11,458	$61,731
Operating expenses			64,510
Financial expenses net			11,189
Provision for income taxes			1,604
Net loss			15,572
b.Geographical information:
Revenue by location is determined by the billing address of the customer. Total revenues from external customers on the basis of the Company's geographical areas are as follows:

Year ended December 31, 2019
United States (“US”)	$54,476
Europe, the Middle East and Africa (“EMEA”)	29,648
Other	13,225
$97,349
The following presents long-lived assets as of December 31, 2019, based on geographical areas:

December 31, 2019
US	$6,484
EMEA	1,312
Other	12
$7,808
NOTE 17. RELATED PARTIES
In June 2019, the Company entered into an agreement with a certain investor under which it received a one year subscription to use the Company’s software. Under the agreement, the investor has made minimum, non-cancelable revenue commitments, in the amount of $548. During the year ended December 31, 2019, the Company recognized total revenue of $357 related to this agreement. As of

KALTURA, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)
NOTE 17. RELATED PARTIES (Cont.)
December 31, 2019, trade receivables included nil and deferred revenue, current included $191 associated with this investor.
NOTE 18. SUBSEQUENT EVENTS
a.Acquisitions:
In March 2020, the Company acquired all of the issued and outstanding capital stock of Newrow, Inc., a Delaware privately held corporation (“Newrow”), through a share exchange agreement. Newrow develops and sells real-time video communication software solutions. The acquisition is intended to support the Company's plans to continue strengthening its technological advantage and the depth of its product offering. The acquisition has been accounted for as a business combination. The total purchase price was $3,799 paid through issuance of 272,559 shares of the Company's common stock. In addition, there is contingent consideration comprised of a warrant to purchase 136,279 shares of common stock subject to certain performance targets.
b.The recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China and spreading in various jurisdictions, may negatively affect economic conditions regionally as well as globally, disrupt operations situated in countries particularly exposed to the contagion, affect supply chains or otherwise impact the Company`s businesses. Governments in affected countries are imposing travel bans, quarantines and other emergency public safety measures.
Those measures, though temporary in nature, may continue and increase depending on developments in the outbreak. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore the Company cannot reasonably estimate the impact it may have on its end markets and its operations.
c.The Company has evaluated subsequent events from the balance sheet date through December 18, 2020, the date at which the consolidated financial statements were available to be issued.

Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          Shares
Kaltura, Inc.
Common Stock

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC
BofA Securities

          , 2021

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the                 listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total expenses	$	*
_______________
*      To be filed by amendment.
Item 14. Indemnification of Directors and Officers.
The Registrant is governed by the Delaware General Corporation Law (the “DGCL”). Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.
The Registrant’s amended and restated certificate of incorporation, which will become effective upon the closing of this offering, will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.
In connection with this offering, we intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.
Item 15. Recent Sales of Unregistered Securities.
Set forth below is information regarding all unregistered securities sold by us since January 1, 2018. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.
(a)Issuance of Capital Stock.
1.In March 2020, we issued an aggregate of 272,559 shares of our common stock to the former stockholders of Newrow, Inc. as partial consideration for our acquisition of all outstanding shares of capital stock of such entity.
(b)Equity Awards.
1.Since January 1, 2018 we have granted stock options to employees, directors and consultants, covering an aggregate of 2,878,259 shares of our common stock, having exercise prices ranging from $0.0001 to $9.96 per share, in connection with services provided to us by such parties.
2.Since January 1, 2018, we have issued an aggregate of 626,003 shares of our common stock to employees, directors and consultants upon their exercise of stock options, for aggregate cash consideration of approximately $0.5 million.
Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits.
The following documents are filed as exhibits to this registration statement.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of Kaltura, Inc. (currently in effect)
3.2*	Bylaws of Kaltura, Inc. (currently in effect)
3.3*	Form of Amended and Restated Certificate of Incorporation of Kaltura, Inc. (to be effective upon the closing of this offering)
3.4*	Form of Amended and Restated Bylaws of Kaltura, Inc. (to be effective upon the closing of this offering)
4.1*	Form of Certificate of Common Stock
4.2*	Sixth Amended and Restated Investor Rights Agreement, dated as of July 22, 2016, by and among Kaltura, Inc. and each of the investors listed on Exhibit A thereto
4.3*	Warrant to Purchase Shares of Series C Convertible Preferred Stock, dated as of February 3, 2011, issued by Kaltura, Inc. to Silicon Valley Bank
4.4*	Warrant to Purchase Shares of Series E Convertible Preferred Stock, dated as of October 28, 2015, issued by Kaltura, Inc. to ORIX Finance Equity Investors, LP
4.5*	Purchase Warrant for Common Stock, dated as of July 22, 2016, by and between Kaltura, Inc. and Goldman, Sachs & Co.
4.6*	Amended and Restated Warrant to Purchase Shares of Series D Convertible Preferred Stock, dated as of November 8, 2018, issued by Kaltura, Inc. to ORIX Finance Equity Investors, LP
4.7*	Amended and Restated Warrant to Purchase Shares of Series E Convertible Preferred Stock, dated as of November 8, 2018, issued by Kaltura, Inc. to ORIX Finance Equity Investors, LP
4.8*	Warrant to Purchase Shares of Common Stock, dated as of March 26, 2020, issued by Kaltura, Inc. to Zarom Holding Limited, as amended
5.1*	Opinion of Latham & Watkins LLP
10.1*	Loan and Security Agreement, dated as of February 3, 2011, by and between Kaltura, Inc. and Silicon Valley Bank, as amended
10.2*	Second Amended and Restated Loan and Security Agreement, dated as of October 28, 2015, by and between Kaltura, Inc. and ORIX Ventures, LLC, as amended
10.3#*	Kaltura, Inc. 2007 Israeli Share Option Plan and form of option agreements thereunder
10.4#*	Kaltura, Inc. 2007 Stock Option Plan and form of option agreements thereunder
10.5#*	Kaltura, Inc. 2017 Equity Incentive Plan and form of option agreements thereunder
10.6#*	Kaltura, Inc. 2021 Incentive Award Plan
10.7#*	Form of Stock Option Award Agreement under Kaltura, Inc. 2021 Incentive Award Plan
10.8#*	Employment Agreement, dated as of May 1, 2012, by and between Kaltura Ltd. and Ron Yekutiel
10.9#*	Employment Agreement, dated as of June 18, 2017, by and between Kaltura Ltd. and Yaron Garmazi, as amended
10.10#*	Employment Agreement, dated as of April 1, 2018, by and between Kaltura Ltd. and Michal Tsur, as amended
10.11#*	Employment Agreement, dated as of January 28, 2019, by and between Kaltura Ltd. and Sergei Liakhovetsky, as amended
10.12*#	Kaltura, Inc. Non-Employee Director Compensation Policy
10.13*	Form of Indemnification Agreement between Kaltura, Inc. and its directors and officers
21.1*	Subsidiaries of Kaltura, Inc.
23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)

_______________
*      To be filed by amendment.
#     Indicates management contract or compensatory plan.
(b)Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this           day of            , 2021.

KALTURA, INC.

By:
Ron Yekutiel
Chairman and Chief Executive Officer
SIGNATURES AND POWER OF ATTORNEY
We, the undersigned officers and directors of Kaltura, Inc., hereby severally constitute and appoint Ron Yekutiel and Yaron Garmazi, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

	Chairman and Chief Executive Officer (principal executive officer) and Director	, 2021
Ron Yekutiel

	Chief Financial Officer (principal financial and accounting officer)	, 2021
Yaron Garmazi

	Director	, 2021
Shay David

	Director	, 2021
Gregory Dracon

	Director	, 2021
Narendra K. Gupta

	Director	, 2021
David Hartwig

	Director	, 2021
Richard Levandov

	Director	, 2021
Holger Staude